Confidential Draft No. 1 as confidentially submitted to the U.S. Securities and Exchange Commission on June 13, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PicoCELA Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Japan	3640	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

+81 03-6661-2780

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[●]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq. Mark Goldenberg, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	Michael Blankenship, Esq. Winston & Strawn LLP 800 Capitol St., Suite 2400 Houston, TX 77002 713 651-2678

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [●], 2024

PicoCELA Inc.

[●] American Depositary Shares

Representing [●] Common Shares

This is an initial public offering of the American depositary shares (the “ADSs”) representing our Common Shares. We are offering [●] ADSs and each ADS represents [●] Common Shares. Prior to this offering, there has been no public market for the ADSs or our Common Shares. We expect the initial public offering price of the ADSs to be in the range of $[●] to $[●] per ADS.

The number of our authorized shares is 9,510,000 shares (“Shares”), no par value, made up of 9,187,666 Common Shares (“Common Shares”), 60,000 Class A preferred shares, 129,000 Class B preferred shares, and 133,334 Class C preferred shares (Class A preferred shares, Class B preferred shares, and Class C preferred shares are collectively referred to as “Preferred Shares”). We have 370,904 Shares, consisting of 118,569 Common Shares, 60,000 Class A preferred shares, 126,000 Class B preferred shares, and 66,335 Class C preferred shares issued and outstanding, respectively, as of the date of this prospectus. In addition, we have issued to two shareholders convertible bonds which are convertible to 34,752 Common Shares and 17,376 Common Shares, respectively. As of the date of this prospectus, none of the bonds has been converted to Common Shares. See “Corporate History and Structure—Recent Development—Convertible Bond Agreement” and “Principal Shareholders.” Holders of Common Shares and each class of Preferred Shares have the same voting rights. Each Class A preferred share can be converted to Common Share at the price of JPY5,000 per share, each Class B preferred share can be converted to Common Share at the price of JPY10,000 per share, and each Class C preferred share can be converted to Common Share at the price of JPY15,000 per share. See “Description of Share Capital” for more information.

We intend to apply to list the ADSs on the [Nasdaq Capital Market (“Nasdaq”)/New York Stock Exchange American (“NYSE American”)] under the symbol “PCLA.” At this time, [Nasdaq/NYSE American] has not yet approved our application to list the ADSs. The closing of this offering is conditioned upon [Nasdaq/NYSE American]’s final approval of our listing application, and there is no guarantee or assurance that the ADSs will be approved for listing on [Nasdaq/NYSE American].

Investing in the ADSs involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying the ADSs.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 27 of this prospectus for more information.

	Per ADS	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriter’s discounts(1)	$	$	$
Proceeds to our company before expenses(2)	$	$	$

(1)	Represents underwriting discounts equal to 8% per ADS. For a description of the compensation to be received by the underwriters, see “Underwriting” beginning on page 96.

(2)	We expect our total cash expenses for this offering (including cash expenses payable to the Representatives for their out-of-pocket expenses) to be approximately $[●], exclusive of the above discounts.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about         , 2024.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated         , 2024

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About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Our functional currency and reporting currency are the Japanese yen (“JPY” or “¥”), the legal currency of Japan. The terms “dollar” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this prospectus of Japanese yen into U.S. dollars have been made at the exchange rates of ¥149.43=$1.00, which was the foreign exchange rate on September 29, 2023 (Friday) as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on October 2, 2023. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs;

●	“ADSs” are to the American Depositary Shares, each of which represents [●]Common Shares;

●	“JPY” or “¥” are to Japanese yen, the legal currency of Japan.

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Shares” are to the Common Shares, Class A preferred shares, Class B preferred shares, and Class C preferred shares of PicoCELA; and

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

●	“we,” “us,” “our,” “our Company,” “PicoCELA,” or the “Company” are to PicoCELA Inc. and its subsidiaries, as the case may be.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Glossary of Technical Terms

This glossary contains explanations of certain terms used in this prospectus. Unless we indicate otherwise, references in this prospectus to:

●	“Wi-Fi access point” are to a device that creates a wireless local area network, or WLAN, usually in an office or large building. An access point connects to a wired router, switch, or hub via an Ethernet cable, and projects a Wi-Fi signal to a designated area.

●	“mesh Wi-Fi access point” are to a wireless device that is capable of wirelessly connecting to other mesh Wi-Fi access points as well as wirelessly connecting to mobile station devices. The mesh Wi-Fi access point is equipped with different radio modules, i.e. one for wireless connection to the other mesh Wi-FI access points and one for connection to the mobile station devices.

●	“wireless mesh network” are to a communications network made up of radio nodes organized in a mesh topology. A mesh refers to rich wireless interconnection among devices or nodes;

●	“mesh link” are to a wireless link that connects two mesh Wi-Fi access points in a mesh Wi-Fi access points network. Mesh Wi-Fi access points network is organized by multiple mesh links..

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●	“SaaS” or “Software as a service” are to a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted;

●	“captive portal” are to a web page accessed with a web browser that is displayed to newly connected users of a Wi-Fi network before they are granted broader access to network resources. It is typically used at a public network by business centers, airports, hotel lobbies, coffee shops and other public venues that offer free Wi-Fi hotspots for internet users.

●	“edge-computer” are to a computing device that is ubiquitously deployed in places where people live and engage in activities such as buildings, public spaces, parks, and so on. The edge computer is equipped with a main processor, data memory, data storage, operating system, application software, wired or wireless interfaces. The wireless interface of an edge computer allows mobile devices such as smartphones, tablets or laptops to connect to the edge computer to provide not only Internet connectivity but also various services such as image recognition, web portal, data cache.

●	“edge computing” are to a distributed computing model that brings computation and data storage closer to the sources of data, such as mobile devices. That distinguishes edge computing from cloud computing, where hosted services, such as data storage, servers, databases, networking, and software, are processed in a centralized cloud data center, with other computers and mobile devices connected remotely. Generally, edge computing refers to any design that moves computation physically closer to a user, so as to reduce the latency compared to the situation when an application runs on a single data center. Edge-computing is effective in reducing the data traffic from the edge-computer to the remote cloud data center, compared to the case that mobile devices must communicate to the remote cloud data center.

●	“cloud-computing” are to a practice of using a network of remote servers hosted on the internet to store, manage, and process data, rather than a local server, a personal computer or a local newt work device.

●	“LAN” are to a local area network that includes local client devices and local servers connected by network switches. The client devices and servers are connected to each other by means of an electrical cable, fiber optic cable or radio waves.

●	“tree routing” are to a low-overhead routing protocol designated for simple, low-cost and low-power wireless sensor networks. It avoids flooding the network with path search and update messages in order to conserve bandwidth and energy by using only parent–child links for packet forwarding;

●	“Wi-Halow” are to a global radio standard for low power and wide area network;

●	“backhaul” are to the portion of a hierarchical telecommunication network which relay links connecting each wireless base station to the Internet;

●	“access network” are to wireless links between Wi-Fi access points and user terminals such as smartphones and personal computers (“PCs”);

●	“proprietary protocol” are to a communications protocol owned by a single organization or individual. A communication protocol is a system of rules that allows two or more entities of a communications system to transmit information via any variation of a physical quantity. The protocol defines the rules, syntax, semantics, and synchronization of communication and possible error recovery methods. Protocols may be implemented by hardware, software, or a combination of both;

●	“middleware” are to a type of computer software program that provides services to software applications beyond those available from the operating system;

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●	“Wi-Fi frequency channel” are to a frequency range within which wireless devices can communicate;

●	“radio propagation” are to the behavior of radio waves as they travel, or are propagated, from one point to another in vacuum, or into various parts of the atmosphere;

●	“routing” are to the process of selecting a path for traffic in a network or between or across multiple networks;

●	“hop” are to a wireless relay link between two nodes. One node relays data packets wirelessly to the other node or vice versa;

●	“multi-hop routing” are to a type of communication in radio networks in which network coverage area is larger than radio range of single nodes. Therefore, to reach some destination a node can use other nodes as relays;

●	“multi-hop relay” are to a multi-stage relay of data packets between a source node and a destination node via intermediate relay nodes;

●	“node” are to a wireless device that transmits and receives data packets;

●	“low-power wide-area network” or “LPWA network” are to a type of wireless telecommunication wide area network designed to allow long-range communication at a low bit rate between IoT (Internet of Things) devices, such as sensors operated on a battery;

●	“protocol stack” are to an implementation of a computer networking protocol suite or protocol family;

●	“open systems interconnection reference model” or “OSI reference model” are to a reference model from the International Organization for Standardization (ISO) that provides a common basis for the coordination of standards development for the purpose of systems interconnection. In the OSI reference model, the communications between systems are split into seven different abstraction layers: Physical, Data Link, Network, Transport, Session, Presentation, and Application;

●	“modulation” are to the process of varying one or more properties of a periodic waveform, called the carrier signal, with a separate signal called the modulation signal that typically contains information to be transmitted;

●	“demodulation” are to extracting the original information-bearing signal from a carrier wave;

●	“packets” are to a protocol data unit at layer 3, the network layer, in the seven-layer OSI model of computer networking;

●	“network throughput” are to the rate of message delivery over a communication channel, such as Ethernet or packet radio, in a communication network;

●	“virtual local area network” or “VLAN” are to a virtualized connection that connects multiple devices and network nodes from different LANs into one logical network;

●	“802.1 X authentication” are to an authentication process making sure something interfacing with the system is actually what it claims it is. When someone wants to gain access to a network using 802.11 and variants like 802.11n, b, or g, 802.1x authentication acts as a protocol that verifies the person connecting is who they say they are. It works for both wireless and wired devices;

●	“received signal strength indicator” or “RSSI” are to a measurement of the power present in a received radio signal;

●	“graphical user interface” or “GUI,” are to a form of user interface that allows users to interact with electronic devices through graphical icons and visual indicators such as secondary notation;

●	“application programming interface” or “API” are to a way for two or more computer programs or components to communicate with each other;

●	“internet of things” or “IoT” are to devices with sensors, processing ability, software and other technologies that connect and exchange data with other devices and systems over the Internet or other communications networks;

●	“integrated circuit,” or “IC chip,” are to a small electronic device made up of multiple interconnected electronic components such as transistors, resistors, and capacitors. These components are etched onto a small piece of semiconductor material, usually silicon;

●	“mesh cluster by PBE” is a cluster consisting of a single parent unit connected by LAN cable and multiple child units connected by wireless multi-hop relay under the said parent unit;

●	“Bluetooth” are to a short-range wireless technology standard that is used for exchanging data between fixed and mobile devices over short distances and building personal area networks (PANs). In the most widely used mode, transmission power is limited to 2.5 milliwatts, giving it a very short range of up to 10 meters (33 ft). It employs UHF radio waves in the ISM bands, from 2.402 GHz to 2.48 GHz. It is mainly used as an alternative to wired connections to exchange files between nearby portable devices and connect cell phones and music players with wireless headphones;

●	“Bluetooth gateway” are to a wireless base station that connects to multiple Bluetooth-compatible devices, such as remote sensors, to connect them to the Internet;

●	“digital taxation” are to a taxation of digital goods imposed on the profit generated by sale of digital goods by national tax jurisdictions; and

●	“digital goods” are software programs, music, videos or other electronic files that users download exclusively from the Internet.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs, discussed under “Risk Factors,” before deciding whether to buy the ADSs.

Overview

We are engaged in the manufacturing, installation, and services for enterprise wireless mesh solutions. We derive our revenues mainly from two sources: (1) sales of product equipment, and (2) SaaS, maintenance and others. Under the first revenue source, we develop mesh Wi-Fi access point devices, PCWL series, adopting our proprietary patented wireless mesh communication technology software PicoCELA Backhaul Engine (“PBE”), which enables wireless Wi-Fi and mesh communication by linking a chain of multiple wireless Wi-Fi access points by radio communication not by cabling. We outsource the manufacturing of PCWL series, our mesh Wi-Fi access point devices incorporating the technology, and sell PCWL series both through distributors and to end customers directly. Under the second revenue source, we provide a cloud portal service in a SaaS model, which enables users to monitor connectivity and communication traffic at each of our mesh Wi-Fi access points. Our cloud portal service also serves as a platform for customers to install their proprietary edge-computing software into our mesh Wi-Fi access point devices. We also license our patented wireless mesh technology to third-party manufacturers which utilize our wireless mesh technology. We solely operate in Japan as of the date of this prospectus. Please see further details in Business starting at page 43 of our prospectus.

For the fiscal years ended September 30, 2023 and 2022, we had a total revenue of JPY559,521 thousand ($3,744 thousand), and JPY682,121 thousand ($4,564 thousand), respectively. Revenue generated from the sales of product equipment was JPY465,691 thousand ($3,116 thousand) and JPY540,857 thousand ($3,619 thousand) for the fiscal years ended September 2023 and 2022, respectively. Revenue derived from SaaS, maintenance and others was JPY93,830 thousand ($628 thousand) and JPY141,264 thousand ($945 thousand) for the fiscal years ended September 2023 and 2022, respectively.

Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	Specialty and experience in industrial-use mesh Wi-Fi network in demanding environment;

●	Extensive product offerings with diverse application use cases; and

●	A founder-led management team with strong technology, operational, and financial background and track records.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

●	Integrating enterprise edge-computing software into our mesh Wi-Fi access points;

●	Expanding PicoManager, our SaaS model;

●	Offering a cost-effective alternative built on customers’ existing hardware; and

●	Global expansion and partnering with local distributors.

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors” starting from page 9 of this prospectus.

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Risks Related to Our Business and Industry

Risks and uncertainties related to our business include the following:

●	The enterprise mesh Wi-Fi access points market in Japan is highly competitive and if we cannot continue to remain competitive, our operations could be adversely impacted (see the risk factor beginning on page 9 of this prospectus);

●	We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business (see the risk factor beginning on page 9 of this prospectus);

●	We rely on key relationships with cloud service providers and agencies across the enterprise mesh Wi-Fi access points industry, and to the extent they experience pressures in Internet communication load, labor, or timely delivery of service, it could in turn have an adverse impact on our business, prospect, liquidity, financial condition, and results of operations (see the risk factor beginning on page 9 of this prospectus);

●	A shortage of Wi-Fi IC Chips or labor, or increases in their costs, could delay delivery and launch of our mesh Wi-Fi access points or increase its cost, which could materially and adversely affect us (see the risk factor beginning on page 9 of this prospectus);

●	If we are unable to attract, train, assimilate, and retain employees that embody our culture, including engineers, researchers, product and service developers, and quality assurance professionals in the field of radio and Internet communication and senior managers, we may not be able to grow or successfully operate our business (see the risk factor beginning on page 9 of this prospectus);

●	In Japan, where we currently sell our products, we are required to obtain technical certification on all of our mesh Wi-Fi access point products under Radio Act and Telecommunications Business Act and violations of, or changes to, such laws and regulations may adversely affect our business. We will be required to obtain similar technical and product quality certifications from governmental authorities of the overseas markets where we plan to enter. (see the risk factor beginning on page 9 of this prospectus)

●	Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions (see the risk factor beginning on page 9 of this prospectus);

●	Changes in the policies of the Japanese government that affect demand for enterprise mesh Wi-Fi access points may adversely affect the ability or willingness of prospective customers to purchase our Wi-Fi access points devices (see the risk factor beginning on page 9 of this prospectus).

●	We rely on third parties to manufacture our mesh Wi-Fi access points devices we offer, and depend on them for the supply and quality of our products (see the risk factor beginning on page 9 of this prospectus); and

●	Some of the components and technologies used in our products are purchased and licensed from a single source or a limited number of sources. The loss of any of these suppliers or licenses may cause us to incur additional transition costs, result in delays in the manufacturing and delivery of our products, or cause us to carry excess or obsolete inventory and could cause us to redesign our products (see the risk factor beginning on page 9 of this prospectus).

Risks Relating to this Offering and the Trading Market

In addition to the risks described above, we are subject to general risks and uncertainties related to this offering and the trading market of the ADSs, including the following:

●	an active trading market for our Common Shares or the ADSs may not develop (see the risk factor beginning on page 9 of this prospectus);

●	you will experience immediate and substantial dilution in the net tangible book value of ADSs purchased (see the risk factor beginning on page 9 of this prospectus);

●	after the completion of this offering, share ownership will remain concentrated in the hands of our management, who will continue to be able to exercise a direct or indirect controlling influence on us (see the risk factor beginning on page 9 of this prospectus);

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●	the sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price (see the risk factor beginning on page 9 of this prospectus);

●	the market price of the ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the initial public offering price (see the risk factor beginning on page 9 of this prospectus);

●	the price of the ADSs could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs (see the risk factor beginning on page 9 of this prospectus);

●	rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions (see the risk factor beginning on page 9 of this prospectus); and

●	as holders of ADSs, you may have fewer rights than holders of our Shares and must act through the depositary to exercise those rights (see the risk factor beginning on page 9 of this prospectus).

Corporate Information

Our headquarters are located at 2-34-5 Ningyocho, SANOS Building, Nihonbashi, Chuo-ku, Tokyo 103-0013 Japan, and our phone number is +81 03-6661-2780. Our website address is https://picocela.com/en/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is [●], located at [●].

Corporate Structure

PicoCELA was incorporated in Tokyo, Japan in 2008 as a joint-stock corporation (kabushiki kaisha) with limited liability.

The following chart illustrates our corporate structure as of the date of this prospectus and upon completion of this IPO, based on (i) 370,904 Shares, representing 382,231 Common Shares on an as-converted basis, issued and outstanding as of the date of this prospectus, including 118,569 Common Shares, 60,000 Class A preferred shares, 126,000 Class B preferred shares, and 66,335 Class C preferred shares, (ii) convertible bonds granted to two shareholders which are convertible to 34,752 Common Shares and 17,376 Common Shares, respectively, and (iii) [●] ADSs to be sold in this IPO, assuming no exercise of the underwriters’ over-allotment option.

Notes: All percentages reflect the voting interests held by each of our shareholders. Our shares are divided into four classes, Common Shares, Class A preferred shares, Class B preferred share, and Class C preferred shares. Shareholders of each class have the same voting rights. Each share they hold represent one vote. Percentage of the voting interest of our Preferred Shareholders are based on the Common Shares representing the Preferred Shares they hold as of the date of this prospectus on an as-converted basis.

(1)	Representing 70,234 Common Shares held by our founder and CEO, Hiroshi Furukawa, as of the date of this prospectus

(2)	Representing 44,335 Common Shares held by Kluk Jan Juliusz Zygmunt, with business address at Warsaw 00-116, ul.Swietokrzyska 30m65, Poland, as of the date of this prospectus.

(3)	Representing 26,666 Class C preferred shares, representing 28,797 Common Shares on an as-converted basis, held by EXEO Group, Inc. (TYO: 1951), a joint-stock corporation (Kabushiki kaisha) with limited liability incorporated in Japan, as of the date of this prospectus. Its business address is at 29-20, Shibuya 3-chome, Shibuya-ku, Tokyo.

(4)

Representing 20,000 Class B preferred shares and 6,666 Class C preferred shares, representing 28,274 Common Shares on an as-converted basis, held by SHIMIZU CORPORATION (TYO: 1803; NAG: 1803), a joint-stock corporation (Kabushiki kaisha) with limited liability incorporated in Japan, as of the date of this prospectus. Its business address is at 2-16-1 Kyobashi, Chuo-ku, Tokyo.

(5)	Representing (i) 10,000 Class B preferred shares, representing 10,537 Common Shares on an as-converted basis, and (ii) convertible bonds which are convertible to 17,376 Common Shares held by You Planning Limited Liability Company, as of the date of this prospectus. You Planning Limited Liability Company is a limited liability company (godo kaisha) and its business address is at 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka, Japan. The beneficial owner of You Planning Limited Liability Company is Jikei Co. Ltd and its business address is 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka Japan.

(6)	Representing 20,000 Class B preferred shares, representing 21,075 Common Shares on an as-converted basis, and (ii) convertible bonds which are convertible into 34,752 Common Shares held by MCC Venture Capital Limited Liability Company, as of the date of this prospectus. MCC Venture Capital Limited Liability Company is a limited liability company (godo kaisha) and its business address is at 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka, Japan. The beneficial owner of MCC Venture Capital Limited Liability Company is Jikei Co. Ltd and its business address is 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka Japan.

(7)	Representing 4,000 Common Shares, 60,000 Class A preferred shares, 76,000 Class B preferred shares, and 33,003 Class C preferred shares, representing an aggregate of 178,979 Common Shares on an as-converted basis, held by 29 holders, each one of which holds less than 5% of our voting interest, as of the date of this prospectus.

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Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

The COVID-19 pandemic has materially impacted our business operations and operating results. During the COVID-19 pandemic, production and supply chain of Wi-Fi IC chips, the key materials to manufacture our mesh Wi-Fi devices, were materially impeded. As the economy started recovering from the COVID-19 pandemic, the demand for Wi-Fi IC chips surged which caused a shortage of Wi-Fi IC chips worldwide and our supply chain was disrupted. As a result, the launch of our new mesh Wi-Fi devices was delayed significantly, leading to lower revenue in the fiscal year ended September 30, 2023. As of the date of this prospectus, the shortage of Wi-Fi IC chips has been alleviated and our supply chain has resumed to normal. However, we are unable to predict the possibility of Wi-Fi IC chip shortage’s happening again and, if so, the impact on the revenue and operating costs of our business in the future. Raw material supply shortages and supply chain constraints, including cost inflation, have impacted and could continue to negatively impact our ability to meet increased demand, which in turn could impact our net sales revenues and market share.

See “Risk Factors—Risks Related to Our Business and Industry—Our business could be materially and adversely disrupted by an epidemic or pandemic (such as the current COVID-19 pandemic), or similar public threat, or fear of such an event, and the measures that the governmental authorities implement to address it” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The COVID-19 Pandemic Affecting Our Results of Operations.”

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as the “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for- performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the completion of this IPO.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have $700 million or more in market value of the ADSs held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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THE OFFERING

Securities offered by us	[●] ADSs

Over-allotment option	We have granted to the underwriters an option, exercisable within 45 days after the closing of this offering, to purchase up to an aggregate of [●] additional ADSs.

Price per ADS	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per ADS.

Shares issued and outstanding prior to completion of this offering	370,904 Shares, including 118,569 Common Shares, 60,000 Class A preferred shares, 126,000 Class B preferred shares, and 66,335 Class C preferred shares

Shares issued and outstanding immediately after this offering

[●] Shares, including [●]Common Shares, [●] Class A preferred shares, [●] Class B preferred shares, and [●] Class C preferred shares, assuming no exercise of the Representatives’ over-allotment option

[●] Shares, including [●]Common Shares, [●] Class A preferred shares, [●] Class B preferred shares, and [●] Class C preferred shares, assuming full exercise of the Representatives’ over-allotment option

ADSs outstanding immediately after this offering	[●] ADSs assuming no exercise of the underwriters’ over-allotment option [●] ADSs assuming full exercise of the underwriters’ over- allotment option

Listing	We will apply to list the ADSs on the [Nasdaq/NYSE American]. At this time, [Nasdaq/NYSE American] has not yet approved our application to list the ADSs. The closing of this offering is conditioned upon [Nasdaq/NYSE American]’s final approval of our listing application, and there is no guarantee or assurance that the ADSs will be approved for listing on [Nasdaq/NYSE American].

Proposed Ticker symbol	“PCLA”

The ADSs

Each ADS represents [●] Common Shares.

The depositary or its nominee will be the holder of the Common Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary, and all owners and holders of ADSs issued thereunder.

Our board of directors may suggest to the shareholders meeting in the future that it resolves to pay dividends. Any decision to make such a suggestion in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. If we declare dividends on our Common Shares, the depositary will distribute the cash dividends and other distributions it receives on our Common Shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancellation to withdraw the Common Shares underlying your ADSs. The depositary will charge you a fee for such cancellation.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS owners. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	[●]

Use of proceeds	We intend to use the net proceeds from this offering to [●]. See “Use of Proceeds” on page 29 for more information.

Lock-up	All of our directors, executive officers, and holders of 5% or more of the outstanding Common Shares have agreed with the underwriters, if requested by the underwriters, not to offer, pledge, sell, directly or indirectly, any of the ADSs, our Shares, or securities convertible into or exercisable or exchangeable for the ADSs or our Shares for a period of 180 days from the date of this offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk Factors	The ADSs offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 9 for a discussion of factors to consider before deciding to invest in the ADSs.

Payment and Settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company (“DTC”) on [•], 2024.

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RISK FACTORS

An investment in the ADSs involves a high degree of risk. Before deciding whether to invest in the ADSs, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of the ADSs to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in the ADSs if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

The enterprise mesh Wi-Fi access points market in Japan is highly competitive and if we cannot continue to remain competitive, our operations could be adversely impacted.

The enterprise mesh Wi-Fi access points market in Japan is highly competitive. Our industry of enterprise mesh Wi-Fi access points in Japan are dominated by a few global market leaders, such as Cisco’s Meraki and Hewlett Packard’s Aruba. The competitive factors influencing our market position include product innovation, price competitiveness, brand strength, customer service excellence, and the timely introduction of new technologies. In response to these market dynamics, we prioritize the security, reliability, and performance of our solutions to meet the growing demands of our customers and to navigate the complexities of the global mobile and wireless backhaul market. However, we cannot assure you that our strategies will remain competitive or that they will continue to be successful in the future. Increasing competition could result in pricing pressure and loss of our market share, either of which could have a material adverse effect on our financial condition and results of operations.

Revenue generated from our development and sales of mesh Wi-Fi access points, PCWL series, have been uncertain and volatile, subject to our supply chain of Wi-Fi IC chips.

The revenue generated from our development and sales of our mesh Wi-Fi access points, PCWL series, have been uncertain and volatile, depending on our ability to obtain stable supply of Wi-Fi IC chips sufficient to meet our manufacturing need. Revenues decreased by JPY122,600 thousand ($820 thousand) or 18.0% from JPY682,121 thousand ($4,564 thousand) for the fiscal year ended September 30, 2022 to JPY559,521 thousand ($3,744 thousand) for the fiscal year ended September 30, 2023. Specifically, revenue from product equipment decreased by JPY75,166 thousand ($503 thousand) mainly due to significant delay in our new product launch, which resulted from a shortage of Wi-Fi IC chips affecting our third-party manufacturers. Although we do not source Wi-Fi IC chips directly, our third-party manufacturers need to source the Wi-Fi IC chips designated by us to fulfill the requirements of our product design, and they have no discretion of choosing replacement if Wi-Fi IC chips are unavailable in the required quantities or not available at all. If there is shortage of Wi-Fi IC chips, our revenue would be negatively affected. See also “Impact of the COVID-19 Pandemic on Our Operations and Financial Performance,” “—A shortage of Wi-Fi IC Chips or labor, or increases in their costs, could delay delivery and launch of our mesh Wi-Fi access points or increase their cost, which could materially and adversely affect us,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factor Impacting Our Operating Results—Changes in supply or price of IC Chips or labor costs.”

In addition, because our enterprise customers’ orders for our industrial use products are subject to cyclical capital investment decisions and budgeting considerations at the customers business enterprises, our revenue may be uneven during customer’s fiscal year as well as over the years of investment cycle. If we fail to predict the revenue generated from sales of our condominiums in the future or if such revenue continues to be uncertain and volatile, it could adversely impact our business, prospects, liquidity, financial condition, and results of operations.

We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business.

To date, we have funded our investment in our third-party manufactured inventory of products primarily through short-term bank loans, typically with terms ranging from one to four months, and we have funded our general and administrative expenses using cash generated from our operations.

As of September 30, 2023, we had approximately JPY215,000 thousand (approximately $1,439 thousand) in short-term borrowings outstanding. During the fiscal year ended September 30, 2023, we repaid JPY100,728 thousand (approximately $679 thousand) and renewed JPY220,000 thousand (approximately $1,472thousand) of our short-term borrowings.

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As of September 30, 2022, we had approximately JPY95,728 thousand (approximately $641 thousand) in short-term borrowings outstanding. During the fiscal year ended September 30, 2022, we repaid JPY6,588 thousand (approximately $44 thousand) and renewed JPY5,728 thousand (approximately $38 thousand) of our short-term borrowings. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

Our ability to secure sufficient financing for working capital for our operations depends on a number of factors that are beyond our control, including market conditions in the capital markets, lenders’ perceptions of our creditworthiness, the Japanese economy, and the Japanese government regulations that affect the availability and cost of financing for mesh Wi-Fi access point companies. Further financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current shareholders would likely experience a loss of most of or all of their investment.

Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As of September 30, 2023, we had approximately JPY215,000 thousand (approximately $1,439 thousand) in short-term borrowings and JPY 26,276 thousand (approximately $176 thousand) in long-term borrowings outstanding.

The amount of our debt could have significant consequences on our operations, including:

●	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes as a result of our debt service obligations;

●	limiting our ability to obtain additional financing;

●	limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate, and the general economy;

●	increasing the cost of any additional financing; and

●	limiting the ability of our subsidiaries to pay dividends to us for working capital or return on our investment.

Our ability to meet our payment obligations under our outstanding indebtedness depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control. Any of the afore-mentioned factors and other possible consequences that of our substantial indebtedness could have a material adverse effect on our business, financial condition, results of operations, and cash flows, impacting our ability to meet our payment obligations with respect to our debts.

We rely on key relationships with cloud service providers and agencies across the enterprise mesh Wi-Fi access points industry, and to the extent they experience pressures in Internet communication load, labor, or timely delivery of service, it could in turn have an adverse impact on our business, prospect, liquidity, financial condition, and results of operations.

We currently use various third-party cloud service providers such as Amazon Web Services to provide cloud infrastructure and cloud platform services for PicoManager. PicoManager relies on the operations of this infrastructure. End-users of PicoManager need to be able to access it at any time, without interruption or decline in performance, and we provide some end-users with service-level commitments with respect to uptime. We collaborate with various cloud hosting providers as mentioned above to reduce the reliance on one single provider. However, we cannot guarantee that there will be no disruption in the operations of these third-party providers, or limitations of capacity of the cloud infostructure and platform services or interference with our use of those. Any limitation on the capacity of our cloud infrastructure could impede our ability to onboard new end-users of PicoManager, expand the usage of our existing users, or advance the development of PicoManager, any of which could materially and adversely affect our business, financial condition and results of operations. In addition, any incident affecting our cloud infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, outbreaks of contagious diseases, telecommunications failures, terrorist or other attacks and other similar events beyond our control could materially and adversely affect the cloud-based portion of our platform. A prolonged service disruption affecting our cloud-based services for any of the foregoing reasons would materially and adversely impact our ability to serve our end-users and could damage our reputation with current and potential end-users or content creators, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use.

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In the event our service agreements relating to our cloud infrastructure are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to PicoManager, loss of revenue from revenue-share and usage-based solutions, as well as significant delays and additional expense in arranging or creating new facilities and services or re-architecting PicoManager for deployment on a different cloud infrastructure service provider, any of which could materially and adversely affect our business, financial condition and results of operations.

A shortage of Wi-Fi IC Chips or labor, or increases in their costs, could delay delivery and launch of our mesh Wi-Fi access points or increase its cost, which could materially and adversely affect us.

The enterprise mesh Wi-Fi access points industry experiences labor and raw material shortages from time to time. Shortages in Wi-Fi IC chips, in particular, could result in an increase in our production cost paid to the manufacturers and could result in delay in the delivery of our products to customers, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations. Although we do not source Wi-Fi IC chips directly, our third-party manufacturers need to source the Wi-Fi IC chips designated by us to fulfill the requirements of our product design, and they have no discretion of choosing replacement if Wi-Fi IC chips are short in demand. Once there is shortage of Wi-Fi IC chips, our revenue would be negatively affected. For example, the price of Wi-Fi IC chips has been increasing since 2020, which has in turn increased the payments to our manufacturers. These labor and raw material shortages can be more severe during economic booming periods, natural disasters, and global pandemics, such as the COVID-19 pandemic. In addition, our success in our existing market in Japan substantially on our ability to source labor on terms that are favorable to us. We might face difficulties in sourcing skilled labors to meet the increasing demand of mesh Wi-Fi access point devices in Japan. Labor and raw material shortages and related price increases could cause delays in the delivery of mesh Wi-Fi access point devices and increase in our costs of manufacturing mesh Wi-Fi access point devices, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our business could be materially and adversely disrupted by an epidemic or pandemic (such as the COVID-19 pandemic), or similar public threat, or fear of such an event, and the measures that the governmental authorities implement to address it.

An epidemic, a pandemic, or similar serious public health issue, and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby, along with any associated economic and social instability or distress, have a material adverse impact on our business, prospects, liquidity, financial condition, and results of operations.

On March 11, 2020, the World Health Organization declared the current outbreak of the COVID-19 virus to be a global pandemic, and in April 2020, the Japanese government issued the Declaration of a State of Emergency, whereby the Japanese government ordered non-essential activities and businesses across Japan to close as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted many business sectors across Japan, including the sectors in which we operate, especially in Tokyo. The COVID-19 pandemic has materially impacted our business operations and operating results since it shut down the facilities of our corporate customers, such as plants, offices and retail chain stores, where our products would have been installed, which disrupted our supply chain in overseas outsourced manufacturing companies. While we continue to assess the COVID-19 pandemic, at this time we cannot estimate with any degree of certainty the full impact of the COVID-19 pandemic on our financial condition and future results of operations. The ultimate impacts of the COVID-19 pandemic and related mitigation efforts will depend on future developments, including the duration of the COVID-19 pandemic, the acceptance and effectiveness of vaccines, the impact of COVID-19 and related containment and mitigation measures on our customers, contractors, and employees, workforce availability, and the timing and extent to which normal economic and operating conditions resume. To the extent that the COVID-19 pandemic adversely impacts our business, results of operations, liquidity, or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

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Our enterprise mesh Wi-Fi access points operations are subject to the business, financial, and operating risks inherent to the enterprise mesh Wi-Fi access points industry, any of which could reduce our revenue and limit opportunities for growth.

Our enterprise mesh Wi-Fi access points operations are subject to a number of business, financial, and operating risks inherent to the enterprise mesh Wi-Fi access points industry, including:

●

changes in the economic climate in the markets in which we manufacture and sell enterprise mesh Wi-Fi access points, including interest rates, the overall level of economic activity, the availability of consumer credit, unemployment rates, and other factors;

●	competition from enterprise mesh Wi-Fi access points providers and development of competing enterprise mesh Wi-Fi access points technology;

●	relationships with business partners;

●	increases in costs due to inflation or other factors that may not be fully offset by increases in revenue in our business, as well as increases in overall prices and the prices of our offerings due to inflation, which could weaken consumer demand for travel and the other products we offer and adversely affect our revenue;

●	cyclical fluctuations and seasonal volatility in the enterprise mesh Wi-Fi access points industry;

●	changes in the supply and demand for enterprise mesh Wi-Fi access points services, including cloud server service, and other products and services;

●	a lessening of demand for the product inventory that we own;

●	our inability to maintain the quality of our enterprise mesh Wi-Fi access points ;

●	changes in governmental policies (including regulations governing communication environment) and laws and regulations affecting our products (including Radio Act and Telecommunications Business Act in Japan);

●	changes in digital taxation; and

●	political instability, pandemics (such as the COVID-19 pandemic), geopolitical conflict, and other factors that may affect travel.

Any of these factors could increase our costs or limit or reduce the prices we are able to charge for enterprise mesh Wi-Fi access points products and services, or otherwise affect our ability to maintain existing properties or develop new properties. As a result, any of these factors can reduce our revenue and limit opportunities for growth.

Contraction in the global economy or low levels of economic growth could adversely affect our revenue and profitability as an enterprise mesh Wi-Fi access points operator.

Consumer demand for our enterprise mesh Wi-Fi access points is linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for enterprise mesh Wi-Fi access points can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag the overall economic improvement. Decline in demand for our products and services due to the general economic conditions could negatively affect our business by limiting the amount of fee revenue we are able to generate from our enterprise mesh Wi-Fi access points and decreasing the revenue and profitability of our enterprise mesh Wi-Fi access points. In addition, many of the expenses associated with our business, including personnel costs, interest, rent, property taxes, insurance, and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our hotel services decreases, our business operations and financial performance and results may be adversely affected.

If we are unable to attract, train, assimilate, and retain employees that embody our culture, including engineers, researchers, product and service developers, and quality assurance professionals in the field of radio and Internet communication and senior managers, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train, assimilate, and retain a sufficient number of employees, including engineers, researchers, product and service developers, and quality assurance professionals in the field of radio and Internet communication. If we are unable to hire and retain engineers and researchers capable of applying patented technologies to hardware and software development, our ability to continuously innovate customer’s radio and Internet communication environment may be impaired, our long-term revenue could be materially adversely affected, and our brand image may be negatively impacted. Our growth strategy will require us to attract, train, and assimilate even more personnel. Any failure to meet our staffing needs or any material increases in team member turnover rates could have a material adverse effect on our business or results of operations.

We place substantial reliance on the industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Hiroshi Furukawa, our chief executive officer and representative director, is particularly important to our future success due to his substantial experience and reputation in the industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

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Any unauthorized use of our brand or trademark may adversely affect our business.

We currently own eight trademarks for mesh Wi-Fi access points products and related services in Japan, have registered or been licensed to 16 patents in Japan, 10 patents in the U.S., six patents in Europe, four patents in mainland China, four patents in Taiwan, and one patent in Australia, respectively and have eight trademarks in Japan. We have one pending trademark application in Japan and one in the U.S., as of the date of this prospectus. See “Business—Intellectual Property.” We rely on the Japanese and US intellectual property and anti-unfair competition laws and contractual restrictions to protect our brand name and trademarks. We believe our brand, trademarks, and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks, and other intellectual property rights could harm our competitive advantages and business. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. If we are unable to adequately protect our brand, trademarks, and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

We do not have sufficient insurance to cover potential losses and claims.

We currently maintain fire insurance, life insurance, and product liability insurance. However, we do not have insurance coverage against potential losses or damages with respect to business interruption. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that may arise with respect to our projects or pay our claims. While we believe that our practice is in line with the general practice in the Japanese enterprise mesh Wi-Fi access points industry and there have not been instances when we had to incur losses, damages, and liabilities because of the lack of insurance coverage, there may be such instances in the future as we develop, which may in turn adversely affect our financial condition and results of operations.

In Japan, where we currently sell our products, we are required to obtain technical certification on all of our mesh Wi-Fi access point products under the Radio Act and the Telecommunications Business Act and violations of, or changes to, such laws and regulations may adversely affect our business. We will be required to obtain similar technical and product quality certifications from governmental authorities of the overseas markets where we plan to enter.

The businesses we engage in are subject to various laws and regulations in Japan.

Before we sell our new products, we are required to obtain certification on the products in terms of its quality and technical standards under the Radio Act and the Telecommunication Business Act , which regulates services and products in radio and telecommunication business. Selling our products without certification is a violation of the Radio Act and the Telecommunication Business Act and could result in fines of JPY300 thousand (approximately $2 thousand). We have obtained certifications from two Registered Certification Body: TELEC (Telecom Engineering Center) and JATE (Japan Approvals Institute for Telecommunications Equipment). In addition, for the product quality control purposes, independent of government regulations, we have obtained certification for each of our products from another organization - VCCI (Voluntary Control Council for Interference by Information Technology Equipment), which is a self-regulatory organization established by several electronic, electrical, and radio wave-related industry associations which certifies the technical conformity of products in order to self-regulate electrical and electronic equipment interference emitted from the relevant products. However, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits in Japan, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations, or filings necessary for our business expansion from time to time. If we fail to do so, our reputation, financial condition, and results of operations could be materially and adversely affected.

If we export our products to foreign markets, we may be required to obtain similar technical and product quality certifications from the territory’s regulatory authorities such as the Federal Communications Commission (the “FCC”) in the U.S., the European Telecommunications Standards Institute (the “ETSI”) in Europe, and the equivalent regulatory authorities in charge of radio transmission and communication devices such as our PCWL series. In addition to the certifications applicable to radio transmission and communication devices, we may also be required to obtain licenses, approvals, permits, registrations, and/or filings pertaining to import and export from the countries in which we plan to sell our products. For example, a special authorization from the US government may be needed to export our products from Japan. We cannot assure you that we will be able to obtain all of these certifications, licenses, approvals, permits, registrations, and filings from the countries in which we plan to sell our products. If we fail to obtain the necessary authorizations, we will not be able to enter the relevant overseas market and may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition, and results of operations.

Changes to other laws and regulations with more general applicability to Japanese corporations, such as tax laws and accounting rules, could also have an impact on our financial condition and results of operations. Violations of laws and regulations could result in significant regulatory sanctions against us. Changes in applicable laws and regulations could also result in reduced flexibility in conducting our business and increased compliance costs or may have other adverse effects on our business, financial condition, and results of operations. For a description of these and certain further laws and regulations that are material to our businesses, see “Regulations.”

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Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions.

We solely operate in the enterprise mesh Wi-Fi access points market in Japan and we solely generate revenue from this market. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in these areas, than the operations of more geographically diversified competitors. These risks include:

●	changes in economic conditions and unemployment rates;

●	changes in laws and regulations;

●	a decline in the number of home purchasers;

●	changes in competitive environment; and

●	natural disasters.

As a result of the geographic concentration of our business, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects in the event the country in which we operate is more severely impacted by any such adverse conditions, as compared to other areas or countries.

An economic downturn in the market in which we operate could adversely impact the selling of enterprise mesh Wi-Fi access points. Factors that could affect customers’ willingness to purchase our products include general business conditions, levels of employment, market interest rates and tax rates, and customer confidence in future economic conditions. In the event of an economic downturn, sales of our products could be adversely affected and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

In recent years, the economic indicators in Japan have shown mixed signs, and the future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minster Fumio Kishida and the former administration of Prime Minister Yoshihide Suga and Prime Minister Shinzo Abe have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for a quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as earthquakes and typhoons, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase in October 2019, may also adversely impact the Japanese economy, potentially impacting our business. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our enterprise mesh Wi-Fi access points and their prices.

We may be unsuccessful in selling our products internationally, which could adversely affect our results of operations.

We may export our mesh Wi-Fi access points to South East Asia, Europe, and the U.S. The entry of our products into these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Japan. As we grow our international sales markets, we need to seek local import and distribution partners and may need to recruit and hire new sales, marketing, and support personnel in the countries which we plan to sell our products to. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve as a result of such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer.

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Our international sales plan may also fail due to other risks inherent in foreign operations, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to the enterprise mesh Wi-Fi access points industry;

●	compliance with multiple and potentially conflicting regulations;

●	difficulties in staffing and managing foreign operations;

●	longer collection cycles;

●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;

●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;

●	localized spread of infection resulting from a global pandemic, including any economic downturn and other adverse impacts;

●	difficulties in enforcing agreements in foreign legal systems;

●	impact of different enterprise mesh Wi-Fi access points trends in different regions;

●	fluctuations in currency exchange rates that may affect mesh Wi-Fi access points demand and may adversely affect the profitability in JPY of mesh Wi-Fi access points provided by us in foreign markets where payment for our mesh Wi-Fi access points is made in the local currency;

●	changes in general economic, health, and political conditions in countries where our mesh Wi-Fi access points are sold;

●	potential labor strikes, lockouts, work slowdowns, and work stoppages; and

●	different consumer preferences and requirements in specific international markets.

Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding internationally or we may be unsuccessful in our attempt to do so, and our results of operations could be adversely impacted.

We may become involved in legal and other proceedings from time to time and may suffer significant liabilities or other losses as a result.

From time to time, we may become involved in disputes with the development and sale of our products or other aspects of our business and operations, including labor disputes with employees. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects, and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property development projects.

Our businesses are subject to risks related to natural or man-made disasters, pandemics, and other catastrophic events.

Our business is subject to the risk of natural disasters, such as earthquakes, typhoons, tsunamis, flooding, and volcanic eruptions, as well as man-made disasters, such as fire, industrial accidents, war, riots, or terrorism. We are also exposed to the risk of pandemics, such as the COVID-19 pandemic, public health issues, and other catastrophic events. Should a disaster or other catastrophic event occur, our personnel could suffer injuries, our operations could be disrupted, and we may experience production and delivery delays. In addition, we may be unable to sell our products in inventory and our properties could decrease in value or be directly and severely damaged. We may also be required to incur expenses to restore or replace damaged properties in inventory or other facilities we rely on to operate our business.

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Japan is earthquake-prone and has historically experienced numerous large earthquakes that have resulted in extensive property damage, such as the earthquake on March 11, 2011, or the Great East Japan Earthquake, and the earthquakes that occurred in Kumamoto in April 2016. In addition, typhoons also frequently hit various regions of Japan. For instance, major typhoons affected parts of Japan in the fall of 2019. Although we have not experienced material disruptions to our business or physical damage resulting from typhoons in the past, we cannot guarantee that such disruptions or physical damage will not happen in the future. Even if our facilities do not incur physical damage, any loss or limit to our use of utilities, such as electricity, could disrupt our businesses. Our insurance against damage or liability caused by typhoons and other natural disasters may not be sufficient to cover repair costs or other losses, and we generally maintain no insurance coverage relating to earthquakes or business interruption insurance.

Changes in the policies of the Japanese government that affect demand for enterprise mesh Wi-Fi access points may adversely affect the ability or willingness of prospective customers to purchase our Wi-Fi access points devices.

Demand in the Japanese enterprise mesh Wi-Fi access points market is significantly affected by the policies of the Japanese government, which currently include policies on radio wave governance by Ministry of Internal Affairs and Communications(“MIC”). Such policies may change, become restrictive or discontinued in the future or may not continue to contribute to increased demand for enterprise mesh Wi-Fi access points products as intended. Changes in MIC’s policies on radio wave governance may materially and adversely affect our business, financial condition, and results of operations.

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

We purchase our inventory products manufactured at our overseas third-party manufacturing suppliers and our payment for our inventory products produced outside of Japan is denominated in US dollars. Since the currency in which sales are made is Japanese yen and the currency in which our inventory are paid is US dollars, foreign exchange rate fluctuations may materially affect our results of operations, especially when US dollars appreciates against Japanese yen, our cost of goods in yen terms will increase while our sales price in Japanese yen is held constant, it materially impacts our yen denominated profit margin.

Future acquisitions may have a material adverse effect on our ability to manage our business and our results of operations and financial condition.

We may acquire businesses, technologies, services, or products which are complementary to our core enterprise mesh Wi-Fi access points business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources and management attention from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the costs and expenses incurred in connection with such acquisitions, or the potential loss of or harm to relationships with suppliers, employees, and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business or our results of operations and financial condition. In addition, we may need to fund any such acquisitions through the incurrence of additional debt or the sale of additional debt or equity securities, which would result in increased debt service obligations, including additional operating and financing covenants, or liens on our assets, that would restrict our operations, or dilution to our shareholders.

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We rely on third parties to manufacture our mesh Wi-Fi access points devices we offer, and depend on them for the supply and quality of our products.

We outsource the manufacturing of all hardware products, PCWL series, our mesh Wi-Fi access points devices, and are therefore subject to certain risks if our third-party manufacturers do not provide our end-customers with the quality and performance that they expect from our products. Our orders may represent a relatively small percentage of the overall orders received by our manufacturers. As a result, fulfilling our orders may not be considered a priority in the event our manufacturers are constrained in their ability to fulfill their larger customers’ orders in a timely manner, or at their urgent delivery requests. In order to mitigate the impact of these issues, we diversify our suppliers by assigning different third-party manufacturers to different models of PCWL series. In addition, when we design a new model of PCWL devices, we would invite both existing manufacturers and new manufacturers and organize biding to attract the most competitive offer. We must also accurately predict the number of products that we require our manufacturers to produce. If we overestimate our prospective sales and inventory requirements, we may purchase excess inventory, which could negatively affect our cash flows. Conversely, if we underestimate our requirements, our manufacturers may have inadequate materials and components required to produce our products to fulfill our expected sales orders. This could result in an interruption of the manufacturing of our products, delays in shipments and deferral or loss of revenues. Quality or performance failures of our products or changes in our manufacturers’ financial or business condition could disrupt our ability to supply quality products to our customers and thereby have a material and adverse effect on our business and operating results.

As of September 30, 2023 and 2022, we relied on two and three manufacturers, respectively, to manufacture our PCWL series. As of the date of this prospectus, we maintain a stable relationship with our major manufacturers. While we may have certain contractual remedies against them, if any of our major manufacturers becomes unable or unwilling to continue to manufacture our PCWL series, such remedies may not be sufficient in scope, we may not be able to effectively enforce such remedies, and we may incur significant costs in enforcing such remedies. See “Business—Manufacturing and Suppliers.”

Some of the components and technologies used in our products are purchased and licensed from a single source or a limited number of sources. The loss of any of these suppliers or licenses may cause us to incur additional transition costs, result in delays in the manufacturing and delivery of our products, or cause us to carry excess or obsolete inventory and could cause us to redesign our products.

While supplies of our components are generally available from a variety of sources, we currently depend on a single source for several components for our products. For example, the Wi-Fi IC chips that we use in our products to maintain a certain level of communication quality are currently available only from a limited number of sources. We have also entered into exclusive license agreements with Kyushu University for some of their patented technologies to be used in our products, and the termination of these licenses could have a material adverse effect on our business. As there are no other sources identical to these components and technologies, if we lost any of these suppliers or license, we could be required to transition to a new supplier or new licensor, which could increase our costs, result in delays in the manufacturing and delivery of our products or cause us to carry excess or obsolete inventory, and we could be required to redesign our hardware and software in order to incorporate components or technologies from alternative sources.

In addition, for certain components for which there are multiple sources, we are still subject to potential price increases and limited availability due to market demand for such components. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts. If such shortages occur in the future, our business would be adversely affected. We carry very little inventory of our products, and we and our manufacturers rely on our suppliers to deliver necessary components in a timely manner. We and our manufacturers rely on purchase orders rather than long-term contracts with these suppliers, and as a result, even if available, we or our manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner and, therefore, may not be able to meet customer demands for our products, which would have a material and adverse effect on our business, operating results and financial condition.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services could have a material and adverse effect on our business and results of operations.

Once our products are deployed within our customers’ networks, they depend on our support organization to resolve any issues relating to our products. High-quality support is critical for the continued successful marketing and sale of our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, or provide effective ongoing support, it could adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, when we plan to export our products internationally, our support and service will face challenges including the need to establish at overseas sales partners to with deliver support, training and documentation in languages other than Japanese. Our failure or the failure of our channel partners to maintain high-quality support and services could have a material and adverse effect on our business and operating results.

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If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below market expectations, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our financial statements include those related to revenue recognition, stock-based compensation, valuation of inventory, fair value of financial instruments, allowance for doubtful accounts, and accounting for income taxes.

Our continuing development largely depends upon our strong working relationships with our distributors.

The marketing and sale of our current products, PCWL series, and potential new and improved products or future product indications largely depend upon our working relationships with our distributors. We mainly rely on those professionals to provide them with their knowledge and experience regarding their end user customers and the customer input gained from their marketing and sale of our PCWL series. Approximately 98% and 82% of our sales are made through our distributors for the fiscal years ended September 30, 2023 and 2022, respectively.

Distributors assist us in marketing and sales, as well as collecting customers’ feedback and advice related to PCWL series. If we cannot maintain strong working relationships with these professionals and continue to receive their advice and input, the development, improvement and marketing of our products could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we have only entered into written distribution agreements with a limited number of domestic distributors. Accordingly, at any time, the distributors can reduce the quantities of products they order from us, or cease purchasing products from us. Such reductions or terminations could have a material adverse impact on our revenues, profits and financial condition.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could be subject to increased costs, liabilities, reputational harm or other negative consequences.

We may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, phishing, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automatic hacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our technology and/or operating systems or otherwise exploit any security vulnerabilities. Our systems and the data stored on those systems also may be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could materially and adversely affect the systems and the data stored on or transmitted by those systems, including the data our business stakeholders such as our distributors and manufacturers. If any of our operating systems experiences cyber-attacks and fails to function normally as a result, which is out of our control, we may be liable to our business stakeholders, and our operations could be interrupted or we could incur financial, legal or reputational losses arising from misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information. The number and complexity of these threats continue to increase over time. Any of these threats, if happens, could have a material adverse impact on our revenues, profits and financial condition.

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Risks Relating to this Offering and the Trading Market

An active trading market for our Common Shares or the ADSs may not develop.

We have not received the approval letter from [Nasdaq/NYSE American] to list the ADSs on the [Nasdaq/NYSE American]. We have no current intention to seek a listing for our Common Shares on any other stock exchange. Prior to this offering, there has not been a public market for the ADSs or our Common Shares, and we cannot assure you that an active public market for the ADSs will develop or be sustained after this offering. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price of the ADSs is substantially higher than the pro forma net tangible book value per ADS of the ADSs. Consequently, when you purchase the ADSs in the offering, upon completion of the offering you will incur immediate dilution of $[●] per ADS, assuming an initial public offering price of $[●], which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus and no exercise of the over-allotment option. See “Dilution.” In addition, you may experience further dilution to the extent that additional ADSs are issued upon exercise of outstanding options we may grant from time to time.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this prospectus, 370,904 of our Shares are issued and outstanding. There will be [●] ADSs (representing [●] Common Shares) issued and outstanding immediately following the consummation of this offering, assuming no exercise of the underwriters’ over-allotment option, or [●] ADSs (representing [●] Common Shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, our directors and executive officers have agreed not to sell any Shares, ADSs, or similar securities for 180 days from the date of this offering, if requested by the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

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If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the initial public offering price.

The initial public offering price for the ADSs will be determined through negotiations between the underwriters and us and may vary from the market price of the ADSs following our initial public offering. If you purchase the ADSs in our initial public offering, you may not be able to resell those ADSs at or above the initial public offering price. We cannot assure you that the initial public offering price of the ADSs, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our Shares that have occurred from time to time prior to our initial public offering. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on [Nasdaq/NYSE American];

●	sales of the ADSs or Shares by us, our executive officers and directors, or our shareholders or the anticipation that such sales may occur in the future;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The price of the ADSs could be subject to rapid and substantial volatility. Such volatility, including any stock run- ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large- capitalization companies. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

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In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence the price of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to issue additional ADSs or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the ADSs they hold or may not be able to sell their ADSs at all.

If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2023. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [Nasdaq/NYSE American], impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

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We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the ADSs that is held by non-affiliates equals or exceeds $700 million as of the prior December 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our management has broad discretion to determine how to use the net proceeds raised in this offering and may use them in ways that may not enhance our results of operations or the price of the ADSs.

We anticipate that we will use the net proceeds from this offering for working capital, new product development and improvement of the current products. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of the ADSs.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (Act No. 86 of 2005, as amended), or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint-stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Shares and must act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. ADS holders are not shareholders of record. The depositary, through its custodian agents, is the record holder of our Shares underlying the ADSs. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your voting instructions, upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the Shares underlying the ADSs in accordance with the instructions of the ADS holders. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

Direct acquisition of our Shares is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations.

Under recent amendments in 2019 to the Japanese Foreign Exchange and Foreign Trade Act and related regulations (which we refer to as “FEFTA”), direct acquisition of our Shares by a foreign investor (as defined herein under “Japanese Foreign Exchange Controls and Securities Regulations”) could be subject to the prior filing requirement under FEFTA. A foreign investor wishing to acquire direct ownership of our Shares will be required to make a prior filing with the relevant governmental authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities, which approval may take up to 30 days and could be subject to further extension. Without such clearance, the foreign investor will not be permitted to acquire our Shares directly. We cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all. See “Japanese Foreign Exchange Controls and Securities Regulations.”

ADS owners and holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Common Shares provides that, to the fullest extent permitted by applicable law, owners and holders of ADSs irrevocably waive the right to a jury trial for any claim that they may have against us or the depositary arising from or relating to our Common Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws.

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However, ADS owners and holders will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS owners and holders cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on the jury trial waiver mentioned above, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs.

If you or any other owners or holders of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owner or holder may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if the jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Common Shares or any value for them if it is illegal or impractical to make them available to such holders.

Subject to the terms of the deposit agreement, the depositary has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on the Common Shares or other deposited securities after deducting its fees and expenses and any taxes or other government charges. Holders of ADSs will receive these distributions in proportion to the number of our Common Shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Common Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Common Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Common Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Common Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint-stock corporation with limited liability. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States. See “Enforceability of Civil Liabilities.”

Dividend payments and the amount you may realize upon a sale of our Common Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our Common Shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary or its agents into U.S. dollars, subject to certain conditions and the terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Common Shares obtained upon cancellation and surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Common Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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Because we are a foreign private issuer and intend to take advantage of exemptions from certain [Nasdaq/NYSE American] corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

[Nasdaq Listing Rules/NYSE Listed Company Manual] require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we intend to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, [Nasdaq Listing Rules/NYSE Listed Company Manual] also require U.S. domestic issuers to have an audit committee and a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee of our board. As a result of these exemptions, investors would have less protection than they would have if we were a domestic issuer. [Nasdaq Listing Rules/NYSE Listed Company Manual] may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain share issuances. We intend to comply with the requirements of [Nasdaq Listing Rules/NYSE Listed Company Manual] in determining whether shareholder approval is required on such matters.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of [Nasdaq/NYSE American], the ADSs may not be listed or may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

We will apply to list the ADSs on [Nasdaq/NYSE American]. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if the ADSs are listed on [Nasdaq/NYSE American], we cannot assure you that the ADSs will continue to be listed on [Nasdaq/NYSE American].

In addition, following this offering, in order to maintain our listing on [Nasdaq/NYSE American], we will be required to comply with certain rules of [Nasdaq/NYSE American], including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of [Nasdaq/NYSE American], we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy [Nasdaq/NYSE American] criteria for maintaining our listing, the ADSs could be subject to delisting.

If [Nasdaq/NYSE American] does not list the ADSs, or subsequently delists the ADSs from trading, we could face significant consequences, including:

●	a limited availability for market quotations for the ADSs;

●	reduced liquidity with respect to the ADSs;

●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of other public companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.’”

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Common Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Common Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2024 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — United States Federal Income Taxation — PFIC.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and financial needs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward- looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	the COVID-19 pandemic;

●	trends and competition in the enterprise mesh Wi-Fi access points market; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward- looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Industry Data and Forecasts

This prospectus contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources. The enterprise mesh Wi-Fi access points industry in Japan may not grow at the rate projected by industry data, or at all. In addition, the rapidly changing nature of the enterprise mesh Wi-Fi access points industry in Japan subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

However, we acknowledge our responsibility for all disclosures in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward- looking statements in this prospectus due to a variety of factors, including those described in this section, the section entitled “Risk Factors,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the forecasts and estimates.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are a joint-stock corporation with limited liability organized under Japanese law. All of our executive officers and directors reside in Japan and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Todoroki Law Office, our counsel with respect to the laws of Japan, has advised us that there is uncertainty as to whether the courts of Japan would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Japan against us or our directors or officers predicated upon the securities laws of the United States. The Civil Execution Act of Japan and the Code of Civil Procedure require Japanese courts to deny requests for the enforcement of judgments of foreign courts if foreign judgments fail to satisfy the requirements prescribed by the Civil Execution Act and the Code of Civil Procedure, including that:

●	the jurisdiction of the foreign court be recognized under laws, regulations, treaties, or conventions;

●	proper service of process be made on relevant defendants, or relevant defendants be given appropriate protection if such service is not received;

●	the judgment and proceedings of the foreign court must not be repugnant to public policy as applied in Japan; and

●	there exists reciprocity as to the recognition by a court of the relevant foreign jurisdiction of a final judgment of a Japanese court.

No treaties exist between the U.S. and Japan that would generally allow any U.S. judgments to be recognized or enforced in Japan. In addition, reciprocity is judged by a Japanese court on a case-by-case basis as to whether a court of the jurisdiction in question (i.e., a court of the state or country that has rendered the judgment in question) would recognize or enforce a final judgment of the same type or kind rendered by a Japanese court, based on effectively the same process as applied in Japan (i.e., without re-examining the merit of the case, subject to public policy). Japanese courts have admitted reciprocity in relation to judgments rendered by a federal court in Hawaii, and state courts in Washington DC, New York, California, Texas, Nevada, Minnesota, Oregon, and Illinoi, respectively (mainly relating to monetary claims), but there is no guarantee that reciprocity will be admitted with respect to U.S. judgments rendered in any other state or of any kind or type. Therefore, judgments of U.S. courts of civil liabilities predicated solely upon the federal and state securities laws of the United States may not satisfy these requirements.

We have appointed [●] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

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USE OF PROCEEDS

Based upon an assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non- accountable expense allowance and the estimated offering expenses payable by us, of approximately $[●], assuming the underwriters do not exercise their over-allotment option, and $[●] if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	approximately 40% for working capital for inventory production;

●	approximately 30% for product and service improvement; and

●	approximately 30% for R&D for new product and services.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have flexibility and discretion to apply the net proceeds of this offering. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our management has broad discretion to determine how to use the net proceeds raised in this offering and may use them in ways that may not enhance our results of operations or the price of the ADSs.” To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

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DIVIDEND POLICY

Since our inception, we have not declared or paid cash dividends on our Shares. Our board of directors may suggest to the shareholders meeting in the future that it resolves to pay dividends. Any decision to make such a suggestion in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. Consequently, we cannot give any assurances that any dividends will be declared and paid in the future.

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act. See “Description of Share Capital — Restriction on Distribution of Surplus.”

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on our Common Shares represented by ADSs to the same extent as the holders of our Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax or any other taxes or other governmental charges applicable to, such dividends. See “Material Income Tax Consideration — Japanese Taxation” and “Description of American Depositary Shares.” The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Shares, if any, will be paid in Japanese yen.

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2023:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of Common Shares in the form of ADSs by us in this offering at the assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	September 30, 2023
	Actual	As adjusted (Over- allotment option not exercised)
	(In $1,000)	(In $1,000)
Cash and Cash Equivalents	2,864
Indebtedness:
Long-term borrowing	1,615
Operating lease liabilities	72
Total Indebtedness	1,687
Shareholders’ Equity*:
Common Shares, no par value; 9,254,333 shares authorized; 118,569 shares issued and outstanding at September 30, 2023	15
Class A preferred shares, no par value; 60,000 shares authorized; 60,000 shares issued and outstanding at September 30, 2023	41
Class B preferred shares, no par value; 129,000 shares authorized; 126,000 shares issued and outstanding at September 30, 2023	174
Class C preferred shares, no par value; 66,667 shares authorized; 56,998 shares issued and outstanding at September 30, 2023	940
Additional paid-in capital	15,015
Accumulated profit	(11,529)
Total Shareholders’ Equity	4,656
Total Capitalization	6,343

*Reflects the issuance and sale of Common Shares in the form of ADSs in this offering at an assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

We estimate that such net proceeds will be approximately $[●], assuming the underwriters do not exercise their over-allotment option, and $[●] if the underwriters exercise their over-allotment option in full.

A $[●] increase (decrease) in the assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) each of total shareholders’ equity and total capitalization by $[●], assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us. An increase (decrease) of [●] ADSs in the number of ADSs offered by us would increase (decrease) each of total shareholders’ equity and total capitalization by $[●], based on an assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated expenses payable by us.

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DILUTION

If you invest in the ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the net tangible book value per common share attributable to the existing shareholders for our presently outstanding Common Shares.

Our net tangible book value as of September 30, 2023 was $4,578 thousand, or $38.61 per common share as of that date and $[*] per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per common share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

After giving effect to our sale of [●] ADSs offered in this offering based on the assumed initial public offering price of $[●] per ADS and after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2023 would have been $[*], or $[*] per common share and $[*] per ADS. This represents an immediate increase in net tangible book value of $[*] per common share and $[*] per ADS to the existing shareholders, and an immediate dilution in net tangible book value of $[*] per common share and $[*] per ADS to investors purchasing ADSs in this offering. The as-adjusted information discussed above is illustrative only.

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[●], the pro forma as adjusted net tangible book value per common share and per ADS after giving effect to this offering by $[●] per common share and $[●] per ADS, and the dilution in pro forma as adjusted net tangible book value per common share and per ADS to new investors in this offering by $[●] per common share and $[●] per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

An increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[●], increase (decrease) the pro forma as adjusted net tangible book value per common share and per ADS after giving effect to this offering by $[●] per common share and $[●] per ADS, and decrease (increase) the dilution in pro forma as adjusted net tangible book value per common share and per ADS to new investors in this offering by $([●]) per common share and $([●]) per ADS, based on an assumed initial public offering price of $[●] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts, non- accountable expense allowance, and estimated offering expenses payable by us.

The following tables illustrate such dilution:

	Per Common Share	Per ADS
Assumed public offering price per common share	$	$
Net tangible book value per common share as of September 30, 2023	$	$
As adjusted net tangible book value per common share attributable to payments by new investors	$	$
Net tangible book value per common share immediately after this offering	$	$
Amount of dilution in net tangible book value per common share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of September 30, 2023, the differences between existing shareholders and the new investors with respect to the number of common share (in the form of ADSs) purchased from us, the total consideration paid and the average price per Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price	Average Price
	Amount	Percent		Amount	Percent		Per Share	Per ADS
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$
Total			%	$		%	$	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Common Shares and other terms of this offering determined at the pricing.

32

CORPORATE HISTORY AND STRUCTURE

Corporate History

PicoCELA was incorporated in Tokyo, Japan in 2008 as a joint-stock corporation (kabushiki kaisha) with limited liability.

Our Corporate Structure

The following chart illustrates our corporate structure as of the date of this prospectus and upon completion of this IPO, based on (i) 370,904 Shares, representing 382,231 Common Shares on an as-converted basis, issued and outstanding as of the date of this prospectus, including 118,569 Common Shares, 60,000 Class A preferred shares, 126,000 Class B preferred shares, and 66,335 Class C preferred shares, (ii) convertible bonds granted to two shareholders which are convertible to 34,752 Common Shares and 17,376 Common Shares, respectively, and (iii) [●] ADSs to be sold in this IPO, assuming no exercise of the underwriters’ over-allotment option.

Notes: All percentages reflect the voting interests held by each of our shareholders. Our shares are divided into four classes, Common Shares, Class A preferred shares, Class B preferred share, and Class C preferred shares. Shareholders of each class have the same voting rights. Each share they hold represent one vote. Percentage of the voting interest of our Preferred Shareholders are based on the Common Shares representing the Preferred Shares they hold as of the date of this prospectus on an as-converted basis.

(1)	Representing 70,234 Common Shares held by our founder and CEO, Hiroshi Furukawa, as of the date of this prospectus

(2)	Representing 44,335 Common Shares held by Kluk Jan Juliusz Zygmunt, with business address at Warsaw 00-116, ul.Swietokrzyska 30m65, Poland, as of the date of this prospectus.

(3)	Representing 26,666 Class C preferred shares, representing 28,797 Common Shares on an as-converted basis, held by EXEO Group, Inc. (TYO: 1951), a joint-stock corporation (Kabushiki kaisha) with limited liability incorporated in Japan, as of the date of this prospectus. Its business address is at 29-20, Shibuya 3-chome, Shibuya-ku, Tokyo.

(4)

Representing 20,000 Class B preferred shares and 6,666 Class C preferred shares, representing 28,274 Common Shares on an as-converted basis, held by SHIMIZU CORPORATION (TYO: 1803; NAG: 1803), a joint-stock corporation (Kabushiki kaisha) with limited liability incorporated in Japan, as of the date of this prospectus. Its business address is at 2-16-1 Kyobashi, Chuo-ku, Tokyo.

(5)	Representing (i) 10,000 Class B preferred shares, representing 10,537 Common Shares on an as-converted basis, and (ii) convertible bonds which are convertible to 17,376 Common Shares held by You Planning Limited Liability Company, as of the date of this prospectus. You Planning Limited Liability Company is a limited liability company (godo kaisha) and its business address is at 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka Japan. The beneficial owner of You Planning Limited Liability Company is Jikei Co. Ltd and its business address is 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka Japan.

(6)	Representing 20,000 Class B preferred shares, representing 21,075 Common Shares on an as-converted basis, and (ii) convertible bonds which are convertible to 34,752 Common Shares held by MCC Venture Capital Limited Liability Company, as of the date of this prospectus. MCC Venture Capital Limited Liability Company is a limited liability company (godo kaisha) and its business address is at 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka, Japan. The beneficial owner of MCC Venture Capital Limited Liability Company is Jikei Co. Ltd and its business address is 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka Japan.

(7)	Representing 4,000 Common Shares, 60,000 Class A preferred shares, 76,000 Class B preferred shares, and 33,003 Class C preferred shares, representing an aggregate of 178,979 Common Shares on an as-converted basis, held by 29 holders, each one of which holds less than 5% of our voting interest, as of the date of this prospectus.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Principal Shareholders.”

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Recent Development

Consulting Agreement

On March 31, 2023, the Company entered into a consulting and services agreement (the “Consulting Agreement”) with Spirit Advisors LLC (“Spirit Advisors”). Pursuant to the terms of the Consulting Agreement, Spirit Advisors agreed to provide the Company with certain advisory services in connection with this offering, and the Company agreed to compensate Spirit Advisors as follows:

(a) US$320,000 (and additional performance bonus, if applicable), to be paid in installments by milestones and conditions achieved; and

(b) issuance by the Company to Spirit Advisors of a warrant, exercisable upon completion of this offering for a period of 10 years to purchase 3% of capital shares of the Company on the fully-diluted basis at the time of the IPO for an exercise price per  share of US$0.01, subject to adjustments as set forth in the warrant.

The Consulting Agreement has an initial term of 12 months. After that, the agreement can be terminated by either party by giving 30 days’ prior written notice.

Convertible Bond Agreement

On October 16, 2023, the Company entered into convertible bond agreements for the aggregate amount of ¥300 million at par with two third party investors, MCC Venture Capital Limited Liability Company and You Planning Limited Liability Company. The convertible bonds bear interest of 10% per annum and mature on October 15, 2024. The bonds are convertible for common shares between November 30, 2023 and October 15, 2024 at a conversion price of ¥5,755 per common share. As of the date of this prospectus, neither of the two investors has converted any bonds to Common Share yet.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are engaged in the manufacturing, installation, and services for enterprise wireless mesh solutions. We derive our revenues mainly from two sources: (1) sales of product equipment, and (2) SaaS, maintenance and others. Under the first revenue source, we develop mesh Wi-Fi access point devices, PCWL series, utilizing our proprietary patented wireless mesh communication technology software PicoCELA Backhaul Engine (“PBE”), which enables wireless Wi-Fi and mesh communication by linking a chain of multiple wireless Wi-Fi access points by radio communication not by cabling. We outsource the manufacturing of PCWL series, our mesh Wi-Fi access point devices incorporating the technology, and sell PCWL series both through distributors and to end customers directly. Under the second revenue source, we provide a cloud portal service in a SaaS model, which enables users to monitor connectivity and communication traffic at each of our mesh Wi-Fi access points. Our cloud portal service also serves as a platform for customers to install their proprietary edge-computing software into our mesh Wi-Fi access point devices. We also license our patented wireless mesh technology to third-party manufacturers which utilize our wireless mesh technology. We solely operate in Japan as of the date of this prospectus. Please see further details in Business starting at page 43 of our prospectus.

For the fiscal years ended September 30, 2023 and 2022, we had a total revenue of JPY559,521 thousand ($3,744 thousand), and JPY682,121 thousand ($4,564 thousand), respectively. Revenue generated from the sales of product equipment was JPY465,691 thousand ($3,116 thousand) and JPY540,857 thousand ($3,619 thousand) for the fiscal years ended September 2023 and 2022, respectively. Revenue derived from SaaS, maintenance and others was JPY93,830 thousand ($628 thousand) and JPY141,264 thousand ($945 thousand) for the fiscal years ended September 2023 and 2022, respectively.

Factor Impacting Our Operating Results

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this prospectus and those set out below.

●	Ability to maintain relationships with service providers and agencies

We primarily rely on services of cloud server providers to maintain our own portal service, PicoManager , on Internet. If our service providers fail to timely maintain their services, we will be subject to customers’ complaints and, in some cases, cancelation of our portal service. Furthermore, to the extent such service providers experience difficulties in load of Internet communication traffic and access, labor (including an increase in labor cost), or timely delivery of services, they may raise their fee quotes and our costs could increase, which could adversely impact our business, prospects, liquidity, financial condition, and results of operations. See also “Risk Factors—Risks Related to Our Business and Industry—We rely on key relationships with cloud service providers and agencies across the enterprise mesh Wi-Fi access points industry, and to the extent they experience pressures in Internet communication load, labor, or timely delivery of service, it could in turn have an adverse impact on our business, prospect, liquidity, financial condition, and results of operations.”

●	Shortage in supply or price of Wi-Fi IC Chips or labor costs

From time to time, the enterprise mesh Wi-Fi access points industry experiences labor and raw material shortages. Shortages in Wi-Fi IC chips, in particular, could result in an increase in our production costs paid to the manufacturers and could result in delay in the delivery of our products to customers, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations. Although we do not source Wi-Fi IC chips directly, our third-party manufacturers need to source of the Wi-Fi IC chips designated by us to fulfill the requirements of our product design, and they have no discretion as to the choice of a replacement if the Wi-Fi IC chips specifically designated by us are unavailable in the required quantities or at all. Once there is shortage of the Wi-Fi IC chips we need, our revenue would be negatively affected. In addition, the price of Wi-Fi IC chips has been increasing since 2020, which has in turn lead the increase in the payments we make to our manufacturers. These labor and raw material shortages can be more severe during the period of economic boom, natural disasters, and global pandemics, such as the COVID-19 pandemic. In addition, our success in our existing market in Japan substantially dependent on our ability to source labor on the terms that are favorable to us. We might face difficulties in sourcing skilled labor in Japan, including sales employees and engineers, to meet the increasing demand for mesh Wi-Fi access point devices in Japan. Labor shortage in Japan, raw material shortages faced by our manufacturers, and related price increases could cause delays in delivery of mesh Wi-Fi access point devices and increase in our manufacturing costs of mesh Wi-Fi access point devices, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations. See also “Risk Factors—Risks Related to Our Business and Industry—A shortage of Wi-Fi IC Chips or labor, or increases in their costs, could delay delivery and launch of our mesh Wi-Fi access points or increase its cost, which could materially and adversely affect us.”

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●	Ability to maintain quantity and quality of our products supplied by third party manufactures

We outsource the manufacturing of all hardware products, PCWL series, our mesh Wi-Fi access points devices, and are therefore subject to certain risks if our third-party manufacturers do not provide our end-customers with the quality and performance they expect from our products. Our orders may represent a relatively small percentage of the overall orders received by our manufacturers. As a result, fulfilling our orders may not be considered a priority in the event our manufacturers are constrained in their ability to fulfill their larger customers’ orders in a timely manner, or to comply with their urgent delivery requests. In order to mitigate the impact of these issues, we diversify our supplier base by assigning different third-party manufacturers to different models of PCWL series. In addition, when we design a new model of PCWL devices, we would invite both our existing manufacturers and the prospective manufacturers and organize bidding to attract the most competitive offer. We must also accurately predict the number of products that we require our manufacturers to produce. If we overestimate our requirements, we may incur extra costs for excess inventory, which could negatively affect our cash flows. Conversely, if we underestimate our requirements, our manufacturers may have inadequate quantities of materials and components required to produce our products to fulfill our expected sales orders. This could result in an interruption of the manufacturing of our products, delays in shipments and deferral or loss of revenues. Quality or performance failures of our products or changes in our manufacturers’ financial or business condition could disrupt our ability to supply quality products to our customers and thereby have a material and adverse effect on our business and operating results. See also “Risk Factors—Risks Related to Our Business and Industry—We rely on third parties to manufacture our mesh Wi-Fi access points we offer, and depend on them for the supply and quality of our products.”

●	Competitive market

The enterprise mesh Wi-Fi access points market in Japan is highly competitive. Our industry of enterprise mesh Wi-Fi access points in Japan is dominated by a few global market leaders such as Cisco’s Meraki and Hewlett Packard’s Aruba. The competitive factors influencing our market position include product innovation, price competitiveness, brand strength, customer service excellence, and the timely introduction of new technologies. In response to these market dynamics, we prioritize the security, reliability, and performance of our solutions to meet the growing demands of our customers and to navigate the complexities of the global mobile and wireless backhaul market. However, we cannot assure you that our strategies will remain competitive or that they will continue to be successful in the future. Increasing competition could result in pricing pressure and loss of our market share, either of which could have a material adverse effect on our financial condition and results of operations. See also “Risk Factors—Risks Related to Our Business and Industry—The enterprise mesh Wi-Fi access points market in Japan is highly competitive and if we cannot continue to remain competitive, our operations could be adversely impacted.”

●	Changes in policies related to the demand of mesh Wi-Fi access points

Demand in the Japanese enterprise mesh Wi-Fi access points market is significantly affected by the policies of the Japanese government, which currently include policies on radio wave governance by Ministry of Internal Affairs and Communications (“MIC”). Such policies may change, become restrictive or discontinued in the future or may not continue to contribute to increased demand for enterprise mesh Wi-Fi access points products as intended. Changes in MIC’s policies on radio wave governance may materially and adversely affect our business, financial condition, and results of operations. See also “Risk Factors—Risks Related to Our Business and Industry—Changes in the policies of the Japanese government that affect demand for enterprise mesh Wi-Fi access points may adversely affect the ability or willingness of prospective customers to purchase our Wi-Fi access points devices.”

●	Ability to attract and retain talent and scale our team

Our success depends in part upon our ability to attract, train, assimilate, and retain a sufficient number of employees, including engineers, researchers, product and service developers, and quality assurance professionals in the field of radio and Internet communication. If we are unable to hire and retain employees, especially engineers and researchers capable of applying patented technologies to hardware and software development, our ability to continuously innovate customer’s radio and Internet communication environment may be impaired, our revenues could be materially adversely affected, and our brand image may be negatively impacted. Our growth strategy will require us to attract, train, and assimilate even more personnel. Any failure to meet our staffing needs or any material increases in team member turnover rates could have a material adverse effect on our business or results of operations.

We place substantial reliance on the industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Hiroshi Furukawa, our chief executive officer and representative director, is particularly important to our future success due to his substantial experience and reputation in the industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. See also “Risk Factors—Risks Related to Our Business and Industry—If we are unable to attract, train, assimilate, and retain employees that embody our culture, including engineers, researchers, product and service developers, and quality assurance professionals in the field of radio and Internet communication and senior managers, we may not be able to grow or successfully operate our business.”

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Key Financial Performance Indicators

Revenues

Our revenues are derived from sales of product equipment and SaaS, maintenance and others.

Cost of revenues

The majority of our cost of revenues is driven by product costs, processing costs, and software costs of each product.

Selling, general and administrative expenses

Selling, general and administrative expenses are primarily composed of selling and advertising expenses, personnel costs such as salary and employee benefits for sales and marketing staff and general corporate functions, research and development costs and fees paid to professional agencies.

Operating profit and operating profit margin

Operating profit is the difference between our revenues and cost of revenues and selling, general and administrative expenses. Operating profit margin is the profit margin as a percentage of revenues.

Other income (expenses)

From time to time, we have non-recurring, non-operating gains and losses which are reflected through other income (expense). These typically include foreign exchange gain or loss.

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2023 and 2022

The following table sets forth our statements of operations for the years ended September 30, 2023 and 2022:

(in thousands, except change % data)
	Fiscal Years Ended September 30,			Change (2023 vs 2022)
	2023 ($)	2023 (¥)	2022 ($)	2022 (¥)	$	¥	YoY %
Revenue from product equipment	3,116	465,691	3,619	540,857	(503)	(75,166)	-13.9%
Revenue from SaaS, Maintenance and others	628	93,830	945	141,264	(317)	(47,434)	-33.6%
Total revenues	3,744	559,521	4,564	682,121	(820)	(122,600)	-18.0%
Cost of revenues	1,941	290,090	1,638	244,815	303	45,275	18.5%
Selling, general and administrative expenses	6,009	897,965	3,035	453,545	2,974	444,420	98.0%
Operating loss	(4,206)	(628,534)	(109)	(16,239)	(4,097)	(612,295)	3,770.5%

Other income (expense), net	(36)	(5,422)	74	11,059	(110)	(16,481)	-149,0%
Net loss before tax	(4,242)	(633,956)	(35)	(5,180)	(4,207)	(628,776)	12,138.5%
Income tax benefit (expense)	-	-	-	-	-	-	0.0%
Net loss	(4,242)	(633,956)	(35)	(5,180)	(4,207)	(628,776)	12,138.5%

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Revenues

Revenues decreased by JPY122,600 thousand ($820 thousand) or 18.0% from JPY682,121 thousand ($4,564 thousand) for the fiscal year ended September 30, 2022 to JPY559,521 thousand ($3,744 thousand) for the fiscal year ended September 30, 2023. The decrease was primarily driven by following factors:

●	Revenue from product equipment: Revenue from product equipment decreased by JPY75,166 thousand ($503 thousand) mainly due to significant delay in our new product launch. Our planned launch of new mesh Wi-Fi devices was delayed due to our supply chain disruption caused by worldwide Wi-Fi IC chip shortage, which was caused by extraordinary surge of demand for Wi-Fi IC chips when the manufacturing resumed after the COVID-19 pandemic ended globally.

●	Revenue from SaaS, maintenance, and others: Revenue from SaaS, maintenance and others decreased by JPY47,434 thousand ($317 thousand) mainly due to fewer devices were sold.

Cost of Revenues

Cost of revenues increased by JPY45,275 thousand ($303 thousand) or 18.5% year-over-year from JPY244,815 thousand ($1,638 thousand) for the fiscal year ended September 30, 2022 to JPY290,090 thousand ($1,941 thousand) for the fiscal year ended September 30, 2023. The cost of revenues increased while revenues decreased primarily due to sharp depreciation of yen against US dollars, driving up our outsourced manufacturing costs of PCWL devices. In addition, extra-manufacturing and engineering costs was incurred to adjust the new product’s design to cope with Wi-Fi IC chip shortage.

Selling, General and Administrative Expenses (“SG&A expenses”)

SG&A expenses increased by JPY444,420 thousand ($2,974 thousand) or 98.0% year-over-year from JPY453,545 thousand ($3,035 thousand) for the fiscal year ended September 30, 2022 to JPY 897,965 thousand ($6,009 thousand) for the fiscal year ended September 30, 2023. This was primarily due to an employee headcount increase from 44 to 59 at September 30, 2022 and 2023, respectively. There was also an increase in research and development costs and marketing and sales promotion expenses.

Other Income (Expense), net

Other income (expense), net decreased by JPY 16,481 thousand ($110 thousand) or 149.0% year-over-year from the income of JPY 11,059 thousand ($74 thousand) during the fiscal year ended September 30, 2022 to the expense of JPY 5,422 thousand ($36 thousand) during the fiscal year ended September 30, 2023 primarily due to foreign exchange loss incurred due to yen’s sharp depreciation against US dollars.

Net Loss

As a result of the foregoing, the net loss was JPY 633,956 thousand ($4,242 thousand) during the fiscal year ended September 30, 2023 compared to the net loss of JPY 5,180 thousand ($35 thousand) during the fiscal year ended September 30, 2022.

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Cash Flows/Liquidity

Cash flows for the fiscal years ended September 30, 2023 and 2022

As of September 30, 2023 and 2022, we had cash of JPY 427,967 thousand ($2,864 thousand) and JPY 263,100 thousand ($1,761 thousand), respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations, and, when needed, borrowing from Japanese financial institutions and obtain capital injections from our principal shareholders. Our principal use of liquidity has been to fund our daily operations and working capital. We expect that our cash and cash equivalents will be sufficient to fund our operating expenses and cash obligations for the next 12 months, although it still depends upon whether we can attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

	Years Ended September 30,
	2023	2022
Cash flows from operating activities:
Net loss	¥(633,956)	¥(5,180)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	12,176	8,234
Loss (gain) on disposal of assets	43	-
Noncash operating lease expense	9,835	8,901
Changes in assets and liabilities:
Accounts receivable	4,035	(158,421)
Inventories	(114,057)	30,139
Advance payments	(49,052)	(22,519)
Prepaid expenses and other current assets	(34,351)	4,418
Other assets	(3,921)	(4,288)
Accounts payable	1,736	(4,182)
Contract liabilities	47,915	16,215
Accrued expenses and other liabilities	29,646	20,325
Operating lease liabilities	(9,964)	(8,900)
Net cash used in operating activities	(739,915)	(115,258)
Cash flows from investing activities:
Purchases of property and equipment	(20,477)	(3,561)
Purchases of intangible assets	-	(11,886)
Net cash used in investing activities	(20,477)	(15,447)
Cash flows from financing activities:
Proceeds from borrowing	250,000	-
Payments on borrowing	(109,068)	(6,588)
Proceeds from Common Shares issuance	9,890	-
Proceeds from Class C preferred shares issuance	852,137
Payments on deferred initial public offering costs	(77,700)	-
Net cash (used in) provided by financing activities	925,259	(6,588)
Net decrease in cash and cash equivalents	164,622	(137,293)
Cash and cash equivalents at beginning of year	263,100	400,393
Cash and cash equivalents at end of year	¥427,967	¥263,100

Operating Activities

Net cash used in operating activities increased from JPY 115,258 thousand ($771 thousand) during the fiscal year ended September 30, 2022 to JPY 739,915 thousand ($4,952 thousand) during the fiscal year ended September 30, 20223. The increase was primarily due to net loss from operations.

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Investing Activities

Net cash used in investing activities increased from JPY 15,447 thousand ($103 thousand) during the fiscal year ended September 30, 2022 to JPY 20,477 thousand ($137 thousand) during the fiscal year ended September 30, 2023. The increase was mainly due to purchase of technical equipment for research and development.

Financing Activities

Net cash provided by financing activities increased from the cash use of JPY 6,588 thousand ($44 thousand) to the source of JPY 925,259 thousand ($6,192 thousand). The increase was primarily due to financing by preferred share issuance and additional bank borrowings.

Contractual Obligations and Commitments

As of September 30, 2023, the Company had total of JPY252,176 thousand ($1,688 thousand) contractual obligations for future payments.

	As of September 30, 2023
Yen in thousands	Payments due by period:
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt principal payments	¥45,335	¥19,378	¥25,957	¥-	¥-
Long-term debt interest payments	941	622	319	-	-
Short-term debt	195,000	195,000	0	-	-
Operating lease payments	10,900	8,868	2,032	-	-
Total	¥252,176	¥223,868	¥28,308	¥-	¥-

Capital Expenditures

Our capital expenditure primarily consists of acquisition of machinery and equipment and intangible assets including trademark and software.

During the fiscal year ended September 30, 2023 and 2022, we spent JPY 20,477 thousand ($137 thousand) and JPY 15,447 thousand ($103 thousand), respectively, on acquisitions of machinery and equipment and intangible assets.

Quantitative and Qualitative Disclosure About Market Risk

Currency Risk

We transact our operating activities in Japanese yen. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. We acknowledge the recent deterioration and volatility of the Japanese yen relative to U.S. dollars, but believe we are relatively insulated from foreign exchange risk, as primarily all of our economical transactions are conducted within Japan and using Japanese yen.

Market Risk

Market risk for our product is global supply chain disruption due to the shortage and subsequent price hike of Wi-Fi IC chips, which will slow down our customers’ business operation and investment in our enterprise wireless network devices at their factories, large warehouses, retail chain-stores, and construction sites. Wi-Fi IC chip shortage and related price hike will also impact our own supply chain and negatively impact our ability to manufacture and deliver products to customers on time, which will decrease our revenue and will drive up our manufacturing costs, resulting in lower profit margin.

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Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Use of Estimates

Significant accounting estimates reflected in our financial statements include impairment of inventory and property and equipment, loss contingencies, incentive compensation expenses, and income taxes. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our financial statements:

Revenue Recognition

The Company recognizes revenue in accordance with ASC606, Revenue from Contracts with Customers (“ASC606”) for all periods presented. Consistent with the criteria of ASC606, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. The consumption tax that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied. The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the obligation, has discretion in establishing pricing and controls the promised goods before transferring those goods or services to customers.

The Company derives its revenues mainly from two sources: (1) Product equipment, and (2) SaaS, maintenance and others. All of the Company’s contracts with customers do not contain cancellable or refund-type provisions. The following is a description of the accounting policy for the principal revenue streams of the Company:

Product equipment

The Company generally sells the product based on market price plus a minor markup and sets the selling price per device based on cost plus margin. The Company does not offer discounts, price concessions, or right of return to the customers. Performance obligations are satisfied at the point in time when control of the product is transferred to the customer, which is generally when title to and possession of the product or the completed installation and the risks and rewards of ownership are transferred to the customer on the closing date. The Company bills customers (i) upon the execution of the contract and (ii) when control of the product is transferred to the customer, and customers generally pay within the same day of each billing.

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SaaS, maintenance and others

The Company provides SaaS, maintenance and others to the customers. The Company does not offer discounts or price concessions. The only performance obligation is to provide related services stated on the SaaS or maintenance agreements the Company entered into. Fees related to the services are billed and collected monthly. The revenue is recognized over the contract period of up to six years since the customers simultaneously receive and consume the benefits provided by the services over the contract period.

Inventory

Inventories consist of finished goods, raw materials, and work in progress (“WIP”). Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case the affected inventory is written down to net realizable value. Inventories include the costs of finished goods, raw materials, construction in progress, and direct overhead costs incurred related to the manufacturing. Indirect overhead costs are charged to selling, general, and administrative expenses as incurred. Inventories are carried at the lower of accumulated cost or net realizable value. The Company computes inventory cost on an average cost basis and adjusts for excess and obsolete inventories primarily based on future demand and market conditions, including product specific facts and circumstances that considers the Company’s customer base and an assessment of selling price in relation to product cost. Once written down, a new lower cost basis for that inventory is established.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of the asset being used in the Company’s operations, and (iii) estimated residual values. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no events or circumstances identified during the fiscal years ended September 30, 2023 and 2022 that required the Company to perform a quantitative impairment assessment. The Company’s assumptions about future conditions that are important to its assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available. There were no impairments of property, equipment and intangible assets during the fiscal years ended September 30, 2023 and 2022.

Stock Based Compensation

The Company accounts for stock based compensation awards in accordance with ASC Topic, “Compensation – Stock Compensation”. The cost of services received from employees and non-employees in exchange for awards without performance conditions is recognized in the statements of income based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period. The Company recognizes compensation cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved. The Company records forfeitures as they occur.

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BUSINESS

Overview

We are engaged in the manufacturing, installation, and services for enterprise wireless mesh solutions. We derive our revenues mainly from two sources: (1) sales of product equipment, and (2) SaaS, maintenance and others. Under the first revenue source, we develop mesh Wi-Fi access point devices, PCWL series, utlizing our proprietary patented wireless mesh communication technology software PicoCELA Backhaul Engine (“PBE”), which enables wireless Wi-Fi and mesh communication by linking a chain of multiple wireless Wi-Fi access points by radio communication not by cabling. We outsource the manufacturing of PCWL series and sell PCWL series both through distributors and to end customers directly. Under the second revenue source, we provide a cloud portal service, PicoManager, in a SaaS model, which enables users to monitor connectivity and communication traffic at each of our mesh Wi-Fi access points. PicoManager, our cloud portal service, also serves as a platform for customers to install their proprietary edge-computing software into PCWL series, our mesh Wi-Fi access point devices. We also license our patented wireless mesh technology to third-party manufacturers which utilize our wireless mesh technology. We solely operate in Japan as of the date of this prospectus.

For the fiscal years ended September 30, 2023 and 2022, we had a total revenue of JPY559,521 thousand ($3,744 thousand), and JPY682,121 thousand ($4,564 thousand), respectively. Revenue generated from the sales of product equipment was JPY465,691 thousand ($3,116 thousand) and JPY540,857 thousand ($3,619 thousand) for the fiscal years ended September 2023 and 2022, respectively. Revenue derived from SaaS, maintenance and others was JPY93,830 thousand ($628 thousand) and JPY141,264 thousand ($945 thousand) for the fiscal years ended September 2023 and 2022, respectively.

Today, Wi-Fi communications are developed to make the internet communication wireless. While the radio frequencies allocated by radio wave regulators to Wi-Fi can be used by anyone without regulatory license to transmit Wi-Fi radio wave, however, only a small signal output is permitted to be broadcast at the allocated frequencies, and such small signal output’s coverage area is narrow. Therefore, it is our view that in order to ensure Wi-Fi is accessible in a larger area, multiple Wi-Fi access points need to be linked by LAN cabling to establish Wi-Fi network for such large area. However, since such LAN cabling would be required for each access point, an extensive physical LAN cabling work to fill a large area with Wi-Fi access points would be challenging both in terms of cabling costs and physical cabling construction. In our opinion, the need for the extensive LAN cable wiring may be obviated by virtue of a recently developed method of solving this type of a problem wireless - the wireless mesh Wi-Fi technology.

We believe that the wireless mesh Wi-Fi technology has made it possible to expand the Wi-Fi coverage area reducing the need for extensive LAN cabling to connect each access point. However, that due to various radio interferences the wireless relaying faces in the air, in our view, the practical limit for most wireless mesh Wi-Fi to date has been a few wireless hop relays at most. The reason for this, in our opinion, is that any attempt to relay more than a few hops would make the wireless communication unstable, inconsistent and prone to interruption. Therefore, we estimate that most mesh Wi-Fi has been limited to home use or use for small-medium enterprises.

Our PBE is a mesh Wi-Fi software that uses a unique dynamic tree routing technology to successfully control radio interference caused by wireless relaying. To solve the problem of the instability of the wireless relay lines, PBE’s relay path is altered proactively and autonomously to obtain the optimum tree path (See Figure 1). Furthermore, PBE can change the relay path or tree route with limited interruption. As a result, stable mesh Wi-Fi connectivity can be achieved. We have registered patent for PBE in Japan, the U.S., Europe, mainland China, Taiwan, and Australia, respectively. We design and sell wireless Wi-Fi access points equipped with PBE.

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Figure 1: PBE’s core technology, dynamic tree routing

Our PBE can significantly reduce the need for LAN cabling when installing mesh Wi-Fi access points, a conventional way to build Wi-Fi network in large-scale factories, warehouses, and commercial facilities. It is our opinion that our proprietary mesh software, PBE, could reduce the need for LAN cabling, which could allow flexible and easy installation of Wi-Fi network devices. Our PBE has been used for business operation in construction and civil engineering sites, large manufacturing plants where traditional LAN cabling is impractical due to obstacles and high cable installation costs.

In addition to reducing the need for LAN cabling, we believe that our mesh Wi-Fi access points, PCWL series, equipped with PBE, could still maintain the communication quality and transmission speed even if used outdoors and in large areas. This makes it easier for our users to establish Wi-Fi network covering large outdoor areas such as parks, outdoor plants, and near offshore locations such as loading dock piers and ship docks stretching across waterways over a small bay. Our wireless mesh Wi-Fi access points enable the establishment of Wi-Fi network in places where it has been previously considered too difficult or too costly to establish. Our wireless mesh technology is expected to trailblazing digitalization and digital transformation across various industrial fields and businesses where Wi-Fi networking was previously considered impossible.

We have also provided a cloud portal service, PicoManager, in a SaaS model. PicoManager enables users of our service to visually monitor the connectivity and communication traffic in real-time at each of our mesh Wi-Fi access points installed over the user’s premises. PicoManager also serves as a platform to install the enterprise customers’ proprietary edge-computing software directly into our PCWL mesh Wi-Fi access points on-line. With the integrated utilization of our mesh Wi-Fi access points installed with PBE and our portal service PicoManager, our customers can transform the Wi-Fi space for mere Internet connectivity into a space for highly-value-added real time edge-computing and operational and commercial data processing systems. For example, our PCWL series mesh Wi-Fi access points installed with PBE and connected to our portal, PicoManager can help customers to locate certain misplaced construction materials on a web map of construction site by pre-attaching wireless tags to such construction materials.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

1.	Specialty and experience in industrial-use mesh Wi-Fi network in demanding environment

Our specialization in industrial-use mesh Wi-Fi networks is rooted in our deep understanding of the evolving landscape of mobile communications. As mobile communications continue to be integral to the modern social infrastructure, mesh Wi-Fi technology emerges as a crucial solution to expanding coverage areas without the constraints of extensive physical LAN cabling. However, traditionally, establishing Wi-Fi networks in challenging environments, such as building construction sites, solar power plants, parks, camp sites, ski resorts, and ship docks have been hindered by the limitations of conventional requirement of physical LAN cabling. We believe that our commitment to revolutionizing such landscape by our innovative PBE software could reduce the need for extensive LAN cabling. By leveraging our dynamic tree routing technology, in our opinion, we aim to ensure stable and quality connectivity by PBE , overcoming the radio interference inherent in wireless relaying. With our patented PBE technology, we aim to empower industrial enterprises to establish robust wireless mesh Wi-Fi networks in even the most demanding environments.

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2.	Extensive product offerings with diverse application use cases

We offer comprehensive and diverse solutions including our mesh Wi-Fi access point devices for indoor and outdoor uses, with the capacity to install customer’s industry-specific proprietary edge-computing software. Our portal service, PicoManage, offers the users configuration and monitoring functions, which assists our enterprise customers installation and maintenance staff working onsite to efficiently install the devices and immediately and evaluate whether the network is working properly. PicoManager service offers captive portal service for our enterprise customers in public areas such as shopping malls and ski resorts. Captive portal refers to the pop-up window showcasing advertisement or marketing questionnaires to visitors in such public areas before they are granted Wi-Fi access.

3.	A founder-led management team with strong technology, operational, and financial background and track records

Our management team led by our founder and CEO, Mr. Furukawa, is a small but elite team of professionals with outstanding background and track records in the fields of technology, business operation, and finance. Our CEO Dr. Furukawa is a leading expert in the fields of radio communications, such as Wi-Fi and mesh. He represented Japan at global technology standardization bodies in this field, such as 3G at the Association of Radio Industries and Businesses, the European Telecommunications Standards Institute, and the 3rd Generation Partnership Project Release 99 standardization from 1998 to 1999. Mr. Furukawa is the inventor of more than 40 patents in radio communications, which provides the basis of our mesh Wi-Fi products and software. With his strong technical background as a former leading expert in the field, Mr. Furukawa leads our product design and manages outsourced manufacturing companies as well as our technology and engineering team in person. His experience and expertise in radio communications has led the Company to grow.

Our CFO, Mr. Horikiri, has extensive experience in finance and operations. After having served as a securities dealer at a financial institution and a certified public accountant at global accounting firms, Mr. Horikiri served as a CFO and a COO at the Japanese subsidiaries of three U.S. multinational companies for over 20 years, where he significantly improved profitability of the companies by restructuring and conducting digital transformation of the business, organizations and employees. In addition to managing our finance and corporate governance matters, Mr. Horikiri is also responsible for our intellectual property management. He has extensive experience in managing intellectual properties through his prior experience.

Our Head of Corporate Affairs, Mr. Nakanish, has extensive experience in corporate governance and administration at a Japanese public company listed in Tokyo Stock Exchange. He also has extensive experience as a human resource director.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

1.	Integrating enterprise edge-computing software into our mesh Wi-Fi access points

Our standard mesh Wi-Fi access points are designed to accommodate and integrate seamlessly with enterprise customers’ proprietary edge-computing software. We target to enable customers to leverage edge-computed data for online analysis and computing, addressing the growing demand for edge computing’s speed and low latency compared to traditional cloud computing.

To meet this demand, we have started to offer customization services in 2023 to adapt our access point devices to work with customers’ edge-computing software and we plan to increase such customization services. These customization orders typically involve collaboration with our enterprise customers and may include substantial volume purchase commitments. Additionally, we charge extra for adjustment development and installation fees to ensure tailored solutions that meet specific industry and business needs. Through these customizable solutions, we strive to meet the evolving requirements of the enterprise market, providing adaptable solutions that empower businesses to optimize their network infrastructure with edge computing.

2.	Expanding PicoManager, our SaaS model

We are transitioning to a subscription model for our cloud-based platform service, PicoManager, which is currently bundled with our mesh Wi-Fi access points. While we currently offer a basic version of PicoManager with the purchase of our access points, we also provide an option to subscribe to upgraded PicoManager services. Starting approximately in June 2025, we plan to require a recurring subscription to PicoManager as a condition for purchasing our mesh Wi-Fi access point devices. We intend to reduce the purchase prices of our PCWL mesh Wi-Fi access points devices to offset the subscription fee of PicoManager. By making continued subscription to PicoManager a requirement for using our mesh Wi-Fi access points, we aim to expand the cumulative and recurring source of our service revenue derived from the sale of access points over time.

Currently, PicoManager primarily serves as a cloud platform for enterprise customers to install proprietary edge-computing software into PCWL mesh Wi-Fi access points. However, by December 2025, we plan to transform PicoManager into an online software store. This store will enable third-party software developers to sell a variety of edge-computing software tailored to the needs of specific industries, such as construction, large-scale plants, and outdoor facilities, to our PicoManager users.

3)	Offering a cost-effective alternative built on customers’ existing hardware

We are planning to manufacture and market a hardware module, a circuit board, incorporating our proprietary wireless mesh technology software PBE. This module is designed to be integrated into our customers’ existing Wi-Fi access points, factory robots, sensory cameras, and automated guided vehicles. By installing the PBE module, our customers’ equipment might function as mesh wireless network devices, eliminating the need for additional mesh wireless network devices.

The introduction of the PBE module is estimated to allow us to extend the reach of our core technology, PBE, to a wider range of applications and industries. We hope to offer a cost-effective and flexible solution for customers who may not require our complete set of mesh Wi-Fi access points, PCWL devices. We anticipate that the availability of the PBE module will contribute to increased revenue generation.

Prototype products of the PBE module are currently in production, and we are actively engaging with potential manufacturing customers. We anticipate launching the PBE module in September 2025, further solidifying our goal to be a leader in wireless mesh technology.

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4)	Global expansion and partnering with local distributors

We are planning to extend the availability of our PCWL mesh Wi-Fi access points to international markets, focusing on Southeast Asian countries, the United States, and Europe. Our phased approach involves entry into Southeast Asian countries in March 2025, followed by Europe in June 2025, and the United States in November 2025.

At present, our products and services are exclusively offered in Japan. To facilitate our expansion efforts, we are actively seeking local import and distribution partners in the targeted regions. By establishing collaborative relationships with reputable partners, we aim to introduce our mesh Wi-Fi solutions to a wider global audience, fostering growth and market penetration.

Our Business Model

We are engaged in the manufacturing, installation, and services for enterprise wireless mesh solutions. We derive our revenues mainly from two sources: (1) sales of product equipment, and (2) SaaS, maintenance and others. Our products are mesh Wi-Fi access point, PCWL series, which can be installed to our customers’ edge computing devices. We sell our products both through distributors and to end customers directly. Our services PicoManager, which is a cloud-based service monitoring communication quality and connectivity provided together with the PCWL series mesh Wi-Fi access points.

Figure 2 PicoCELA Products & Services

Our revenue, disaggregated by revenue stream for the fiscal years ended September 30, 2023 and 2022, was as follows (in thousands):

(in thousands, except change % data)
	Fiscal Years Ended September 30,				Change (2023 vs 2022)
	2023($)	2023(¥)	2022($)	2022(¥)	$	¥	YoY %
Revenue from product equipment	3,116	465,691	3,619	540,857	(503)	(75,166)	-13.9%
Revenue from SaaS, Maintenance and others	628	93,830	945	141,264	(317)	(47,434)	-33.6%
Total revenues	3,744	559,521	4,564	682,121	(820)	(122,600)	-18.0%

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Below are the details of our PBE technology, PCWL series, and PicoManager services.

Our Product: PCWL Series

Our mesh Wi-Fi access points: PCWL series, are equipped with separate wireless modules for backhaul and access networks. In addition, the PCWL series have memory capacity of 2 GB and data storage capacity of 16GB so that our customers’ various applications can run on top of their PCWL devices. With this function, PCWL series can also act as an edge computer. The backhaul part is driven by the PBE, which is the foundation of our technology.

PCWL series are enterprise-grade Wi-Fi access points equipped with PBE. It can also act as an edge computer, allowing customized applications to run on each PCWL device. For example, such applications as web server functions and customized Bluetooth gateway functions can be implemented. These devices are equipped with capacity to accommodate installation of customer’s proprietary edge-computing software.

Figure 3 Wi-Fi6-compatible wireless access points with PBE: PCWL-0500 (indoor) and PCWL-0510 (outdoor).

Our Cloud System Service: PicoManager

PicoManager is our cloud system service provided in a SaaS model to optimize enterprise customer users’ management and operation of mesh Wi-Fi network created by the PCWL series access points. PicoManager’s management functions are divided into 2 categories: configuration and monitoring. The configuration function includes configuring parameters, mesh links, and radio settings between PCWL devices and mobile terminal devices (for example, cell phone, and PC). The monitoring function includes monitoring the status of the number of terminal devices connected to PCWL devices, and activities such as mesh links ; connection status at each mobile terminal device; average and range of connection status of a group of mobile terminal devices connected to each PCWL mesh access point; throughput performance; and latency performance. Both configuration and monitoring functions assist the installation and maintenance staff working on-site to efficiently install the devices and immediately evaluate whether the network is functioning properly.

PicoManager service is useful for our enterprise customers at their facilities and premises in a public area. One feature of PicoManager is to display the physical locations of connected mesh Wi-Fi devices on the customer’s floor map or area map. On the floor map, PicoManager displays the real-time connection status of terminal devices at respective mesh Wi-Fi devices in the form of a heat map. PicoManager also provides a captive portal: a web page accessed with a browser that is displayed to newly-connected users of a Wi-Fi network before they are granted broader access to network. Captive portal is useful for the enterprise customers at their facilities in a public area such as shopping mall, hotel lobby and ski resorts to run advertisement or marketing questions.

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Figure 4 PicoManager’s Heat Map displaying on a floor map the concentration status of the terminal devices connected to respective mesh Wi-Fi Access Points (PCWL)

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Our Solutions

Our Wi-Fi access points have been sold to customers in the industries where operational mesh Wi-Fi access points were not available, such as construction, civil engineering, factories, and shopping malls and retail chain stores. Our market expands as the digitalization of these industries become prevalent. The following are representative examples from each industry.

Construction and civil engineering

Our mesh Wi-Fi access points with PBE are used at construction sites of high-rise buildings, tunnel construction sites, large-scale bridge construction sites and so on. In these construction sites, cellular signals are often weak or not sensitive enough. Therefore, the primary objective of building a Wi-Fi network is to construct a self-managed wireless space that does not rely on cellular signals. In addition, our mesh Wi-Fi network is used for transmitting data from customers’ surveillance cameras and sensors to monitor various construction activities and construction equipment to quickly locate construction materials using wireless tags attached to the materials.

Figure 5 PCWL-0400 in use at a construction site

The radio propagation environment in construction sites is constantly changing as construction progresses, making it difficult to install fixed cable Wi-Fi devices. In addition, LAN cables at construction building sites are easily damaged and create high risk of entanglements and trip-over accidents. Our solution is increasingly applied to construction digital transformation (“DX”), as it can reduce LAN cabling and quickly create and establish Wi-Fi network at vast construction sites.

Factories

Today’s factories are running numerous IoT devices. Various solutions called Industrial IoT are being deployed, and our solutions are designed to be the underlying wireless infrastructure to connect IoT devices to Internet.

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Figure 6 PCWL devices in use at a large factory

In factories, radio waves are easily attenuated due to the presence of many metal fixtures. We believe that our wireless mesh Wi-Fi provides stable and uninterrupted radio transmission while significantly reducing the amount of LAN wiring.

Shopping malls and Retail chain stores

We believe demand of free Wi-Fi from shoppers and visitors of shopping malls and retail chain stores have increased, but the business use of Wi-Fi access point devices for retail store management and operation is still in its growth phase. In our opinion, in recent years, the introduction of handheld inventory control and replenishment terminals, portable wireless point-of-sale (“POS”) terminals and smartphone-linked voice communication devices used by store clerks and staff, have created a need for the wireless space that store clerks and staff could easily establish and operate by themselves. However, the store layout at a retail store is frequently changed and it is our opinion that such change of store layout will cause the radio propagation environment to be prone to instability, often resulting in the appearance of a “dead zone,” an area without Wi-Fi signal. By installing our mesh Wi-Fi access points, the retail store layout designers can immediately eliminate such “dead zones” without adding new routing LAN cable wiring and the store clerks and staff can also simply relocate our mesh Wi-Fi access points without the need to re-cabling LAN routing to fit to the store layout change. In addition, the remote on-line monitoring function of PicoManager enables centralized management of each store’s wireless network device for hundreds of retail chain stores across the nation. It is our opinion that the capacity for online central monitoring and management of the nationwide retail stores network condition could provide efficiency and effectiveness for the retail business. Finally, when we install PCWL mesh Wi-Fi network for a shopping mall, the need for LAN cabling has been reduced by more than 80%.

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Figure 7 PCWL devices being used in a shopping mall

Our Technology: PicoCELA Backhaul Engine (PBE) Software

PBE software combines multiple of our proprietary protocols and is a type of middleware running on the Linux OS. Beneficial features of PBE are summarized as below.

1)	Minimal channel consumption

The mesh cluster formed by PBE consumes only one radio frequency channel. In our opinion, this saves valuable radio frequency resources and allows more channels to be allocated to access networks And, as a result, the Wi-Fi access points installed with PBE can catch more radio waves from terminal devices such as cellphones and PCs.

2)	Triple routing mechanism for high stability

Routing is a central function in wireless mesh networks. PBE, which is an installed software in our mesh Wi-Fi access point devices, does not rely on a single routing mechanism, but rather three routing mechanisms operating in parallel. The three mechanisms are: (i) reset routing, which is performed at the time of launching of PBE in our mesh Wi-Fi devices to establish mesh network; (ii) route update, which is performed instantly and is repeated periodically from every few seconds to every 10 minutes depending on the radio environment during operation; and (iii) self-healing, which is triggered in a few seconds in the event of PBE node failure. In other words, routes guided by PBE do not apply a constant route but change dynamically according to radio propagation environment, equipment failures, and other conditions. In our experience, PBE’s route updates are also performed very quickly. Therefore, it is our view that this beneficial feature of PBE provides stable wireless multi-hop relaying even if some of the nodes in a wireless mesh network physically move. We believe that such a dynamic adaptive routing mechanism of PBE will expand the application area of PBE not only to the backhaul of wireless base stations that are fixed to structures, but also to moving vehicles such as automated guided vehicles (AGVs), drones, and robots in the future.

3)	Full use of open Wi-Fi chip technology and compatibility with any Wi-Fi chips

PBE can work with a wide variety of Wi-Fi chips with minimum adaptation requirements. If cheap and mass-produced Wi-Fi chips are available at low costs, we can utilize those Wi-Fi chips for PBE. Our goal of designing PBE is to utilize existing Wi-Fi chips with minimum modification. By making full use of open technologies such as Wi-Fi, we believe we can provide end-user customers with enterprise-grade wireless mesh networks at reasonable prices through our PBE technologies.

Our philosophy of designing PBE software is expected to provide another benefit : making PBE compatible with most types of Wi-Fi chips with different features and functionality. Wi-Fi chips are evolving at a rapid pace and new versions of Wi-Fi standards are emerging every few years. As the Wi-Fi standard evolves and improves, we are required to upgrade the performance of our wireless mesh network device with PBE, which needs to readily run on newly developed Wi-Fi chips. It is our view that PBE is compatible with a wide variety of Wi-Fi chips with different characteristics, whether they are low-power or high-power design. As a result, we believe that we can adapt quickly to new technological development of Wi-Fi chips as we would not need to change, re-design, or adjust PBE software every time when a new type of Wi-Fi chips is introduced to the market.

Our design concept of PBE, which clearly separates the radio chips from the radio mesh protocol, also enables us to license PBE software technology to other companies using the radio chips of their own. We have already licensed our PBE software to another manufacturer with PBE wireless mesh Wi-Fi network functions.

Data Privacy and Security

Our business operations do not require obtaining personal data from the users of our products. We only collect personal information of our employees necessary for our human resource management purposes. We protect our employees’ personal information and are in compliance with the applicable laws in Japan. See “Regulations—Personal Information.”

Manufacturing and Suppliers

We outsource the manufacturing of PCWL series to third party manufacturers. We recognize outsourced manufacturers of our PCWL series and cloud digital service providers as our suppliers. Our manufacturers mainly provide sourcing of raw materials and assembly service to us, and our cloud service providers provide cloud infrastructure and cloud platform services for PicoManager. We consider their manufacturing quality, delivery time, and price quotations when selecting our suppliers. We normally maintain a long-term and stable partnership with all of our suppliers. With respect to our manufacturers whose production capacity is finite, however, in order to mitigate the risks of concentration, we diversify our manufacturers by assigning different third-party manufacturers to different models of PCWL series. In addition, when we design a new model of PCWL devices, we would invite both existing manufacturers and new manufacturers and organize a project bidding to attract the most competitive offer.

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There were 2 and 3 suppliers from whom the purchases made individually represent more than 10% of our total purchases for the years ended September 30, 2023 and 2022, respectively. Below are the lists of our major suppliers in the fiscal years ended September 30, 2023 and 2022.

●	Fiscal year ended September 30, 2023

Supplier	Purchase Amount (JPY); Percentage	Major Contract Terms
Compex Systems Pte Ltd (“Compex”)	JPY 221,953 thousand (approximately $1,485 thousand); 55%

Service scope: Compex assembles products as required by the Company.

Term: The current contract is in effect until June 16, 2024. It can be automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least ninety days prior to the expiration of the applicable term.

Termination provisions: The agreement may be terminated upon written notice by a party for breach of agreement.

Purchase Order with down payment as negotiated between the parties. Full payment at the time of shipping.

There are no minimum purchase requirements.

SolidRun Ltd. (“SolidRun”)	JPY 51,687 thousand (approximately $346 thousand); 13%

Service scope: SolidRun manufactures PCWL-0400 devices as required by the Company.

Term: The initial term was one year from April 1, 2018, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Termination provisions: If any of the events specified in the agreement occur with respect to either party, the other party may terminate the agreement by sending a written notice to the defaulting party.

Purchase Order with down payment of 50% of the total order for the products to be manufactured after SolidRun notifies the Company of its acceptance of the purchase order. Full payment after the manufactured products are delivered to and accepted by the Company.

There are no minimum purchase requirements.

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●	Fiscal year ended September 30, 2022

Supplier	Purchase Amount (JPY); Percentage	Major Contract Terms
KAGA (Taiwan) Electronics Co., Ltd. (“KAGA”)	JPY 57,749 thousand (approximately $386 thousand); 27%

Service scope: KAGA manufactures products as required by the Company.

Term: The initial term was one year from December 17, 2018, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Termination provisions: If any of the events specified in the agreement occur with respect to either party, the other party may terminate the agreement.

Purchase Order with down payment of 50% of the total order for the products to be manufactured within five business days after signing a separate purchase order. Full payment within five business days after KAGA sent the shipping notice.

There are no minimum purchase requirements.

COMPEX	JPY 42,128 thousand (approximately $282 thousand); 20%

Service scope: Compex assembles products as required by the Company.

Term: The current contract is in effect until June 16, 2024. It can be automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least ninety days prior to the expiration of the applicable term.

Termination provisions: The agreement may be terminated upon written notice by a party for breach of agreement.

Purchase Order with down payment as negotiated between the parties. Full payment at shipping point.

There are no minimum purchase requirements.

SolidRun	JPY 35,539 thousand (approximately $238 thousand); 17%

Service scope: SolidRun manufactures PCWL-0400 devices as required by the Company.

Term: The initial term was one year from April 1, 2018, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Termination provisions: If any of the events specified in the agreement occur with respect to either party, the other party may terminate the agreement by sending a written notice to the defaulting party.

Purchase Order with down payment of 50% of the total order for the products to be manufactured after SolidRun notifies the Company of its acceptance of the purchase order. Full payment after the manufactured products are delivered to and accepted by the Company.

There are no minimum purchase requirements.

Sales and Marketing

We primarily sell our enterprise-use wireless mesh Wi-Fi network products to major B2B distributors of telecommunication devices and major IT consulting firms in Japan by our enterprise sales team. Our enterprise sales team targets the large enterprises of end purchasers and promote our products to them by collaborating with distributors and IT consulting firms. Our technical account managers also formulate enterprise-specific solutions for our customers. Distributors provide delivery and installation services when they sell our devices to enterprise users. We collect our sales proceeds from distributors for the Wi-Fi network products sold through them. Approximately 98% and 82% of our sales are made through our distributors for the fiscal years ended September 30, 2023 and 2022, respectively.

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We also sell Wi-Fi network products to our end customers directly. Our end customers can place purchase orders with us directly once they require certain products, but they do not sign a framework purchase and sales contract with us. The purchase order normally specifies product model numbers, price per unit, quantity and expected delivery date. Approximately 2% and 18% of our sales are made directly to our end customers for the fiscal years ended September 30, 2023 and 2022, respectively. In addition, we also sell subscription to our Wi-Fi monitoring portal service, PicoManager, to end-user customers of our wireless mesh Wi-Fi network products.

We license our PBE software directly to large manufacturers of telecommunication devices, which allows the licensee companies utilize and install our backhaul software in their communication devices. We charge them licensing fees.

There were 4 and 5 customers from whom the revenue derived individually represents greater than 10% of our total revenues for the years ended September 30, 2023 and 2022, respectively. Below are the lists of our major customers in the fiscal years ended September 30, 2023 and 2022.

●	Fiscal year ended September 30, 2023

Customer	Sales Amount (JPY); Percentage	Major Contract Terms
Customer A	JPY 205,767 thousand (approximately $1,377 thousand); 34%

Contract scope: the Company grants Customer A non-exclusive rights to sell the products as negotiated between the parties in Japan.

Term: The initial term was one year from February 26, 2019, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Price and payment: The prices of the products sold by Customer A to end-users are determined the Company in a form of price list distributed to all distributors. Customer A shall accept the prices before purchasing relevant products from the Company. Customer A shall pay the Company for the products it purchases monthly.

Amount: Customer A shall purchase and maintain at least 10 PCWL-0400 devices.

Termination provisions: Either party may terminate the agreement anytime during the agreement period with a written notice submitted at least six months in advance. If any of the events specified in the agreement occur in respect to either party, the other party may immediately terminate the agreement, in whole or in part, without any notice.

Customer B	JPY 80,682 thousand (approximately $540 thousand); 13%

Contract scope: the Company grants Customer B non-exclusive rights to sell the products as negotiated between the parties in Japan.

Term: The initial term was one year from October 1, 2019, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Price and payment: The prices of the products sold by Customer B to end-users are determined the Company in a form of price list distributed to all distributors. Customer B shall accept the prices before purchasing relevant products from the Company. Customer B shall pay the Company for the products it purchases monthly.

Amount: Customer B shall purchase and maintain 100 PCWL-0410 devices in the first year after signing the original framework contract (the “First Contract Term”). The purchasing amount and products are decided by separate purchasing orders after the First Contract Term and no minimum purchasing amount of certain PCWL devices is needed.

Termination provisions: Either party may terminate the agreement at any time during the agreement period with a written notice submitted at least six months in advance. If any of the events specified in the agreement occur in respect to either party, the other party may immediately terminate the agreement, in whole or in part, without any notice.

Customer C	JPY 65,825 thousand (approximately $441 thousand); 11%

Contract scope: the Company grants Customer C non-exclusive rights to sell the products as negotiated between the parties in Japan.

Term: The initial term was one year from November 28, 2019, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Price and payment: The prices of the products sold by Customer C to end-users are determined the Company in a form of price list distributed to all distributors. Customer C shall accept the prices before purchasing relevant products from the Company. Customer C shall pay the Company for the products it purchases monthly.

Amount: Customer C shall purchase and maintain 10 PCWL-0400 devices.

Termination provisions: Either party may terminate the agreement at any time during the agreement period with a written notice submitted at least six months in advance. If any of the events specified in the agreement occur in respect to either party, the other party may immediately terminate the agreement, in whole or in part, without any notice.

Customer D	JPY 60,011 thousand (approximately $402 thousand); 10%

Contract scope: the Company grants Customer D non-exclusive rights to sell the products as negotiated between the parties in Japan.

Term: The initial term was one year from January 17, 2019, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Price and payment: The prices of the products sold by Customer D to end-users are determined the Company in a form of price list distributed to all distributors. Customer D shall accept the prices before purchasing relevant products from the Company. Customer D shall pay the Company for the products it purchases monthly.

Amount: Customer D shall purchase and maintain 10 PCWL-0400 devices.

Termination provisions: Either party may terminate the agreement at any time during the agreement period with a written notice submitted at least six months in advance. If any of the events specified in the agreement occur in respect to either party, the other party may immediately terminate the agreement, in whole or in part, without any notice.

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●	Fiscal year ended September 30, 2022

Customer	Sales Amount (JPY); Percentage	Major Contract Terms
Customer A	JPY 115,335 thousand (approximately $772 thousand); 17%

Contract scope: the Company grants Customer A non-exclusive rights to sell the products as negotiated between the parties in Japan.

Term: The initial term was one year from February 26, 2019, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Price and payment: The prices of the products sold by Customer A to end-users are determined the Company in a form of price list distributed to all distributors. Customer A shall accept the prices before purchasing relevant products from the Company. Customer A shall pay the Company for the products it purchases monthly.

Amount: Customer A shall purchase and maintain at least 10 PCWL-0400 devices.

Termination provisions: Either party may terminate the agreement at any time during the agreement period with a written notice submitted at least six months in advance. If any of the events specified in the agreement occur in respect to either party, the other party may terminate the agreement by sending a written notice to the defaulting party.

Customer D	JPY 107,475 thousand (approximately $719 thousand); 16%

Contract scope: the Company grants Customer D non-exclusive rights to sell the products as negotiated between the parties in Japan.

Term: The initial term was one year from January 17, 2019, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Price and payment: The prices of the products sold by Customer D to end-users are determined the Company in a form of price list distributed to all distributors. Customer D shall accept the prices before purchasing relevant products from the Company. Customer D shall pay the Company for the products it purchases monthly.

Amount: Customer D shall purchase and maintain 10 PCWL-0400 devices.

Termination provisions: Either party may terminate the agreement at any time during the agreement period with a written notice submitted at least six months in advance. If any of the events specified in the agreement occur in respect to either party, the other party may immediately terminate the agreement, in whole or in part, without any notice.

Customer E	JPY 101,490 thousand (approximately $679 thousand); 15%

Contract scope: the Company grants Customer E non-exclusive rights to sell the products as negotiated between the parties in Japan.

Term: The initial term was one year from March 31, 2019, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Price and payment: The prices of the products sold by Customer E to end-users are determined the Company in a form of price list distributed to all distributors. Customer E shall accept the prices before purchasing relevant products from the Company. Customer E shall pay the Company for the products it purchases monthly.

Termination provisions: Either party may terminate the agreement at any time during the agreement period with a written notice submitted at least six months in advance. If any of the events specified in the agreement occur in respect to either party, the other party may immediately terminate the agreement, in whole or in part, without any notice.

Customer F	JPY 89,486 thousand (approximately $599 thousand); 13%

Contract scope: The Company grants Customer F a non-exclusive, non-transferrable, non-revocable license to use the Company’s proprietary software and sell Customer F’s products using the licensed software in Japan and abroad.

Term: The initial term is ten years from March 18, 2022, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Price and payment: Total fees for the licensing is JPY70,000,000 ($468,467) before consumption tax and paid in 4 installments.

Termination provisions: If any of the events specified in the agreement occur in respect to either party, the other party may immediately terminate the agreement, in whole or in part, without any notice.

Customer B	JPY 81,792 thousand (approximately $547 thousand); 12%

Contract scope: the Company grants Customer B non-exclusive rights to sell the products as negotiated between the parties in Japan.

Term: The initial term was one year from October 1, 2019, the date of execution of the original framework contract. Automatically renewed for successive one-year periods unless either party provides a written notice of its intent not to renew at least three months prior to the expiration of the applicable term.

Price and payment: The prices of the products sold by Customer B to end-users are determined the Company in a form of price list distributed to all distributors. Customer B shall accept the prices before purchasing relevant products from the Company. Customer B shall pay the Company for the products it purchases monthly.

Amount: Customer B shall purchase and maintain 100 PCWL-0410 devices in the first year.

Termination provisions: Either party may terminate the agreement at any time during the agreement period with a written notice submitted at least six months in advance. If any of the events specified in the agreement occur in respect to either party, the other party may immediately terminate the agreement, in whole or in part, without any notice.

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We invest in marketing activities and programs to increase market share of our multi-patented technology, engage with prospective customers, and build a pipeline for our sales team by leveraging on our customer success stories through trade shows, field events, webinars, case studies, press conferences. To drive growth, we design customized marketing strategies for individualized enterprise customers.

Competition and Market Environment

PicoCELA Inc. operates in the global Wi-Fi market, a sector characterized by rapid technological advancements and intensifying competition. According to the International Market Analysis Research and Consulting (“IMARC”) Group, this market size reached US$ 31.8 Billion in 2023. Looking forward, IMARC Group expects the market to reach US$ 89.8 Billion by 2032, exhibiting a growth rate (CAGR) of 12% during 2024-2032.1 This growth trajectory is underpinned by escalating internet usage, advancements in long-term evolution (LTE) technologies followed by 5G, and the expanding footprint of wireless communication networks.

We face competition from a range of entities, including established telecommunications equipment manufacturers and emerging technology firms. Notable publicly traded competitors in our sector include Commscope Holding Company, Inc. (NASDAQ: COMM), alongside innovative firms such as Quectel Wireless Solutions Co., Ltd., and Actelis Networks, Inc. These companies are recognized for their significant market presence, technological expertise, and substantial investment in research and development.

In the mobile backhaul domain, we face competition from such established players as Cisco Systems, Hewlett Packard’s Aruba, Nokia, Huawei, Ericsson, and ZTE. These companies have a strong foothold in telecommunications equipment and offer comprehensive solutions for mobile backhaul, leveraging their extensive experience and technological expertise.

1 See IMARC Wi-Fi Market Report by Component, Location Type, Organization Size, Industry Vertical, and Region 2024-2032, available at https://www.imarcgroup.com/wi-fi-market (last accessed on May 11, 2024).

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Within the Wi-Fi mesh market, notable competitors include Google Nest Wi-Fi, Eero (owned by Amazon), Netgear, TP-Link, and Linksys. These companies offer consumer and small-medium-business-grade Wi-Fi solutions that emphasize ease of use, reliability, and comprehensive coverage, targeting both home users and small-medium enterprises seeking small scale Wi-Fi mesh in low priced market.

Emerging and potential competitors encompass a broad spectrum of technology firms. This includes consumer electronics manufacturers like Apple and Samsung, which could integrate advanced networking functionalities into their devices, and internet service providers (ISPs) that may bundle proprietary or partner-supplied networking devices with their service offerings. Additionally, the rise of original design manufacturers (ODMs) and contract manufacturers (CMs) selling directly to service providers poses a growing challenge, potentially altering traditional supply chains and customer relationships.

The mobile backhaul and Wi-Fi mesh markets demand continuous innovation and adaptability due to the rapid pace of technological change and evolving customer requirements. Our competitors range from large multinational corporations with extensive financial resources and broad product portfolios to specialized firms focusing on niche segments of the market.

We are committed to maintaining a competitive edge through strategic investments in product development, market expansion and customer engagement. Our focus on integrating patented, proprietary, enterprise-grade Wi-Fi mesh with capacity to install customer’s edge-computing software and our portal service to monitor communication quality and connectivity reflects our commitment to transforming conventional mesh Wi-Fi’s spotty radio coverage into wide radio coverage, enabling various types of high value-added applications and services over the radio space.

The competitive factors influencing our market position include product innovation, price competitiveness, brand strength, customer service excellence, and the timely introduction of new technologies. In response to these market dynamics, we prioritize the security, reliability, and performance of our solutions to meet the growing demands of our customers and to navigate the complexities of the global mobile and wireless backhaul market.

Manufacturing and Assembly

We outsource the manufacturing and assembly of our physical products to third parties who manufacture our products based on our design specifications. We purchase products manufactured from them. Before we ship our finished products to our customers, we install our integral technology software, wireless backhaul (PBE) in the assembled products.

We place purchase orders for manufactured products based on our customers’ pre-orders with delivery schedule. We have leveraged our manufacturing capabilities through our agreement with third-party manufacturers in the Asia-Pacific region. This subcontracting agreement expands our manufacturing capabilities and enables us to deliver larger quantities of products upon demand in a timely manner, allowing for more consistent product delivery. We have trained the manufacturers on how to produce our products and we conduct product quality monitoring.

For the fiscal years ended September 30, 2023 and 2022, we relied on two and three manufacturers, respectively, to manufacture our PCWL series. As of the date of this prospectus, we maintain a stable relationship with our major manufacturers. While we may have certain contractual remedies against them, if any of our major manufacturers becomes unable or unwilling to continue to manufacture our PCWL series, such remedies may not be sufficient in scope, we may not be able to effectively enforce such remedies, and we may incur significant costs in enforcing such remedies. See “Risk Factors—Risks Related to Our Business and Industry—We rely on third parties to manufacture our mesh Wi-Fi access points devices we offer, and depend on them for the supply and quality of our products.” “Business—Manufacturing and Suppliers.”

Intellectual Property

We value our intellectual property. We rely on a combination of patents, trademarks, domain name registrations, and contractual restrictions to establish and protect our technologies, brand name and logos, marketing designs, and internet domain names.

As of the date of this prospectus, we have registered or being licensed to:

●	eight trademarks in Japan for goods and services directly and indirectly related to our business operations;

●	one domain name in Japan; and

●	16 patents in Japan, 10 patents in the U.S., six patents in Europe, four patents in mainland China, four patents in Taiwan, and one patent in Australia, respectively.*

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As of the date of this prospectus, we have four pending patent applications in Japan, two pending patent applications in the U.S., one pending patent application in Europe, and one pending patent application in mainland China. We have one pending trademark application in Japan and one in the U.S., as of the date of this prospectus.

*	Patent applications filed in different countries for the same invention are counted individually. As of the date of this prospectus, there are 21 patents of inventions created by Hiroshi Furukawa, the founder and CEO of PicoCELA, when he was a professor at Kyushu University These patents are owned by Kyushu University and PicoCELA has been granted an exclusive license to such Kyushu University’s inventions. The exclusive license was granted on April 1st, 2014 and has been renewed for 6 terms. Kyushu University has agreed to extend the license until March 31, 2025.

We normally do not file invention applications for certain know-hows included in the PBE. This ensures that third parties cannot easily imitate PBE by simply referring to our patents. In addition, we license the executable programs in the PBE encrypted with individual encryption keys to prevent reverse engineering by decompiling.

Furthermore, PicoCELA’s commitment to intellectual property is highly regarded among the intellectual property professionals as well as Japanese government agency. PicoCELA received the “Intellectual Property Utilization Encouragement Award, Intellectual Property Information Category” at the Intellectual Property Management Forum 2019-the 6th Intellectual Property Utilization Award Ceremony, awarded by the Japan Patent Attorneys Association, as well as the “Commissioner of the Japan Patent Office Award (Excellent Company for Utilization of Intellectual Property Rights System)” at the 2022 Intellectual Property Merit Awards Ceremony, awarded by a government agency, the Japan Patent Office.

Insurance

We currently maintain fire insurance, product liability insurance, and life insurance. There are certain types of losses, such as losses from natural disasters, terrorist attacks, construction delays, and business interruptions, for which insurance is either not available or not available at a reasonable cost. We believe our practice is consistent with the customary industry practice in Japan.

Employees

We had 57, 41, and 32 full-time employees and 2, 3 and 1 temporary employees as of September 30, 2023, 2022, and 2021, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of September 30, 2023:

Function:	Number
Management	7
Finance	5
Sales and product	22
Engineering	18
Administrative and human resources	5
Total	57

We enter into employment agreements with our full-time employees. The employment agreements have a term until the retirement age of 65 and may be terminated by the employee with a 60-day advance notice. Dismissal of the employee by us is required to meet any of the following requirements: (1) when an employee is found to be unable to perform his/her duties due to physical or mental disability; (2) when an employee’s work performance or work efficiency is so poor that he/she is deemed unfit for employment; (3) there is termination, downsizing, or other unavoidable circumstances affecting our business operations; (4) when an employee is found to be unfit for employment during the probationary period or by the expiration of the probationary period, which is normally three months from the date of employment, unless shortened or waived by us for employees with special skills or experience; or (5) when an employee is found to be an anti-social force such as organized crime groups. Moreover, we enter into confidentiality agreements with our employees to protect our intellectual property rights.

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In addition to our full-time employees, we had two, one, and one independent contractors as of September 30, 2023, 2022, and 2021, respectively. These independent contractors are based in Poland and are primarily responsible for engineering and technical consultation.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Seasonality

Our business is not subject to seasonal fluctuations.

Properties

We do not own any real estate. Our principal executive office is located in Tokyo, Japan, where we lease offices on the 4th and 5th floor of SANOS Building, located at 2-34-5 Ningyocho, Nihonbashi, Chuo-ku, Tokyo, from an independent third party with a total area of approximately 1,004 square feet. The lease term for the office on the 4th floor is from July 27, 2022 to July 26, 2024, with a monthly rent of JPY240,000 (approximately $1,606). The current lease term for the office on the 5th floor is from June 13, 2023 to June 12, 2025, with a monthly rent of JPY125,000 (approximately $837). We lease another office at Handa Building, 7-7, Nihonbashi-Kaigaracho, Chuo-ku, Tokyo from an independent third party with an area of approximately 609 square feet. The lease term for this office is from March 19, 2024 to March 18, 2026, with a monthly rent of JPY145,435 (approximately $973).

We lease offices in Fukuoka, Japan, from an independent third party with an area of approximately 953 square feet, with a lease term from February 1, 2023 to January 31, 2025 and a monthly rent of JPY202,716 (approximately $1,357).

We also lease offices in Warsaw, Poland, from an independent third party with an area of approximately 156 square feet, with a flexible lease until either party terminates it and a monthly rent of PLN3,250 (approximately $770). This office is intended to provide a working space for the two local engineering contractors we engage there. We do not have business operations in Poland as of the date of this prospectus.

We believe that our existing facilities are sufficient for our near-term needs.

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REGULATIONS

Our business operations are subject to various governmental regulations in Japan. The principal regulations affecting our business operations are summarized below.

Telecommunications Business Act

Telecommunications Business Act (Act No. 86 of December 25, 1984, as amended, hereinafter referred to as the “Business Law”) provides for a standards certification system for manufacturers of telecommunications equipment in Japan. The standards certification system is a system to set technical standards to be complied with for products in various fields, including telecommunications equipment (terminal equipment and specified radio equipment) and electrical goods for the purpose of consumer protection, efficiency of transactions, etc., and to check whether each product complies with the standards. The system is designed to prevent the distribution and use of products that do not meet the standards in advance. The technical standards to be complied with and the procedures for certification are stipulated by Business Law. In the event of distribution or use of a product that does not conform to the standards, some of them provide for follow-up measures such as an improvement order or recall order.

Technical standards for terminal facilities as regulated in Article 52 of the Business Law are as follows;

l	Prevention of damage to telecommunications line facilities and interference with their functions

li	Prevention of disturbance to other users of telecommunications line facilities

lii	Clarification of the boundary of responsibility between telecommunication line facilities and terminal facilities

Procedures for approval of conformity with technical standards are stipulated in various articles in the Business Law, such as Article 53. Upon receiving an application from a manufacturer of terminal equipment, etc., the Minister of Internal Affairs and Communications (“MIC”) and a registered certification body conduct an examination of the conformity of the terminal equipment (or terminal equipment design) to the technical standards, based on the terminal equipment design, test data, etc. As a result of the examination, if the terminal equipment conforms to the technical standards, the applicant shall affix the certification mark label specified in the applicable ministerial ordinance to the terminal equipment (in the case of certification of the design of terminal equipment, the applicant shall affix the mark to each individual part of terminal equipment). Terminal equipment upon which the certification mark label is affixed in accordance with the law shall be given special status under the law.

The effect of affixing the certification mark label in accordance with laws and regulations is exemption from connection inspections. In principle, when using terminal equipment connected to a telecommunication line, the user is required to have the connection inspected by a telecommunications carrier to confirm that the terminal equipment complies with the technical standards. However, if the terminal equipment conforms to the technical standards and bears an indication specified in the applicable MIC ordinance, the user of the terminal equipment will not be required to have the connection inspected by the telecommunications carrier (Article 69, Paragraph 1 of the Business Law).

We have obtained certifications from the authorized laboratories of two Registered Certification Body: TELEC and JATE. In addition, for product quality control purposes, independent of government regulations, we have obtained certification for each of our products from another organization VCCI, which is a self-regulatory organization established by several electronic, electrical, and radio wave related industry associations which certifies the technical conformity of products in order to self-regulate electrical and electronic equipment interference emitted from each other’s products.

If we export our products to foreign markets, we may be required to obtain similar technical and product quality certifications from the territory’s regulatory authorities such as the Federal Communications Commission (the “FCC”) in the U.S., the European Telecommunications Standards Institute (the “ETSI”) in Europe, and the equivalent regulatory authorities in charge of radio transmission and communication devices such as our PCWL series. In addition to the certifications applicable to radio transmission and communication devices, we may also be required to obtain licenses, approvals, permits, registrations, and/or filings regarding import and export from the countries we plan to sell our products to. For example, explicit authorization from the US government may be needed to export our products from Japan. We cannot assure you that we will be able to obtain all of these certifications, licenses, approvals, permits, registrations, and filings from the countries we plan to sell our products to. If we fail to obtain necessary authorizations, we will not be able to enter the relevant overseas market and may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition, and results of operations.

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Radio Act

Radio Act (Act No. 131 of May 2, 1950, as amended) stipulates that, in order to prevent interference in radio communications and to ensure the efficient use of radio waves, which are an effective and scarce resource, in principle, the establishment of radio stations shall be require a license, and that the radio equipment to be used in such radio stations shall be inspected during the license application procedure in conformity with the technical standards. For radio equipment to be used for small-scale radio stations defined as of the Article 38-2-2 of Radio Act such as cell phones, Wireless LAN (2.4GHz band, 5GHz band, etc.), transceivers and wireless microphones etc., which are specified in the MIC ordinance (specified radio equipment), from the viewpoint of user convenience, if the radio station has been certified in accordance with the Radio Law in advance and bears an indication (technical compliance mark) specified in the MIC ordinance, special measures are available for the procedures for establishing a radio station. In this case, the inspection at the time of the license procedure is omitted.

Radio Act provides for a technical regulation’s conformity certification of specified radio equipment. Technical Regulations Conformity Certification (Article 38-6 of Radio Act) is a system whereby a organization registered by the MIC, etc. determines whether or not specified radio equipment conforms to the technical standards stipulated in the Radio Law for each piece of radio equipment. We have obtained certifications from TELEC, JATE and VCCI as mentioned above.

Article 102-11 paragraph (1) of Radio Act stipulates that in order to contribute to maintaining orderly radio communications, a manufacturer, importer, or seller of radio equipment must endeavor not to manufacture, import, or sell radio equipment that does not conform to the technical regulations. And Article 102-11 paragraph (4) of Radio Act stipulates that if, after being made public that a manufacturer, importer, or seller who has been given the recommendations failed to follow such recommendations, or if the manufacturer, importer, or seller still fails to implement measures pertaining to the recommendations without due reason, and if a radio station of which operation is deemed likely to suffer serious adverse effects therefrom, as specified by Order of the MIC, for radio stations for which it is necessary to ensure proper operation, such as if a radio station transmits important radio communications, the MIC may order the manufacturer, importer, or seller to implement measures pertaining to the corrective recommendations, to the extent necessary for maintaining orderly radio communications.

Article 113 of Radio Act stipulates that if a person violates an order under the provisions of Article 102-11, paragraph (4), the person that has committed the violation is punished by a fine not exceeding three hundred thousand Japanese yen (approximately $2 thousand).

Product Liability

In Japan, the Product Liability Act (Act No. 85 of 1994, as amended) regulates mainly product quality. The Product Liability Act sets forth the liability of a manufacturer, processor, or importer for damage caused by defects in a product. Liability to compensate for damages caused by infringement on the life, body, or property under this act can be imposed even if the manufacturer was not negligent. This law stipulates that a victim may seek compensation from the manufacturer for damage to life, body, or property caused by a defect in a product.

In general, defects can be classified into the following three categories.

i	A manufacturing defect occurs when a product is not made according to the design and specifications and lacks safety due to the inclusion of inferior materials in the manufacturing process or faulty assembly of the product.

ii	When a product is unsafe due to insufficient consideration of safety at the design stage of the product, a so-called design defect.

iii	When a manufacturer fails to provide consumers with adequate information as to the prevention or avoidance of accidents due to the hazards of a product which cannot be eliminated when such product is used, a so-called instruction/warning defect.

We take all necessary action to ensure that our products are free from defects, including purchasing liability insurance. As of the date of this prospectus, we have not been involved in any proceedings and/or found liable under this Act.

Personal Information

The Personal Information Protection Act of Japan (Act No. 57 of 2003, as amended) and related guidelines impose various requirements on businesses that use database containing personally identifiable information, including employee’s data, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with any order issued by the Personal Information Protection Commission or any other relevant authorities to take necessary measures to comply with the act could result in criminal and/or administrative sanctions. As a result of recent amendments, pseudonymized information (kamei kako joho) and individual-related information (kojin kanren joho) are subject to the Personal Information Protection Act. As we do not collect the personal information of our customers, this law applies to us only because we collect personal information of our employees necessary to comply with labor laws and payroll tax regulations as well as for our human resource management purposes. We are in compliance with these regulations as of the date of this prospectus.

Advertising

The Premiums and Representations Act (Act No. 134 of 1962, as amended) stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this act, so as not to mislead our customers. We are in compliance with these regulations as of the date of this prospectus.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of 1972, as amended), and the Labor Contracts Act (Act No. 128 of 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions, such as working hours, leave periods, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and work rules, and dismissal and disciplinary action. We are in compliance with these regulations as of the date of this prospectus.

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MANAGEMENT

The following sets forth information regarding members of our board of directors and our executive officers as of the date of this prospectus.

Name	Age	Position(s)
Hiroshi Furukawa	54	Chief Executive Officer (“CEO”), Chief Technology Officer, and Representative Director
Hideaki Horikiri	64	Chief Financial Officer (“CFO”), and Director
Nobuhisa Itoh	59	Director
Kosuke Nakanishi	47	Head of Corporate Affairs
Hisayoshi Kumai	74	Audit and Supervisory Board Member
Yoshinari Noguchi	53	Audit and Supervisory Board Member
Mutsuko Ohba	38	Audit and Supervisory Board Member

Mr. Hiroshi Furukawa is our founder and has served as our CEO, chief technology officer, and representative director since August 2008. Mr. Furukawa leads our product design and manages outsourced manufacturing companies as well as our technology and engineering team in person. Mr. Furukawa is an experienced professional in the radio resource management. He used to be a system evaluation group member for standardization of 3G at the Association of Radio Industries and Businesses, the European Telecommunications Standards Institute, and the 3rd Generation Partnership Project Release 99 standardization bodies during 1998 and 1999. He is the inventor of Site Selection Diversity Transmit, an innovative fast quasi-hard handover scheme standardized by 3G and subsequent generations. He has made more than 70 inventions and published over 100 research papers in Japan and overseas. Mr. Furukawa was a professor at Kyushu University from April 2003 to March 2018. Mr. Furukawa received Ph.D. in engineering from Kyushu University in 1998, and bachelor’s degree in engineering and information technology from Kyushu Institute of Technology in 1992.

Mr. Hideaki Horikiri has served as our CFO and Director since November 2022. He manages our finance and corporate governance matters, as well as intellectual property matters. Prior to joining our Company, Mr. Horikiri served as the Head of Music Contents Acquisition at Amazon Japan, from March 2022 to September 2022, as the CFO and chief operation officer (“COO”) of Warner Music Japan, Inc. from July 2015 to February 2022, as the CFO of NBC Universal Entertainment Japan LLC, from July 2011 to June 2015, and as the CFO of I&S BBDO Inc., a full service marketing communications agency, from September 2002 to May 2011. He specialized in audit, mergers and acquisitions, and initial public offering at Price Waterhouse and Deloitte & Touche as a certified public accountant (US) from September 1990 to September 2002, and was a Foreign Stock Trader at Nikko Securities Ltd. from July 1987 to August 1989. He earned a Master of Business Administration degree (“MBA”) from the State University of New York at Binghamton in 1987, and bachelor’s degree in English from Soka University in 1984.

Mr. Nobuhisa Itoh has served as our director since December 2022. He has over 20 years’ experience in launching businesses and organizational development in the information technology industry. Mr. Itoh has served as a representative director at Grand.i, a consulting firm serving IT start-ups, since July 2019. He was the COO of Planetway Inc., a company developing data exchange technology, from October 2018 to March 2019, and the CEO of Sercomm Japan Corp., broadband and wireless network devices manufacturing company, from November 2010 to October 2018. Mr. Itoh obtained his bachelor’s degree in international relations and English from Daito Bunka University in 1989.

Mr. Kosuke Nakanishi has served as our Head of Corporate Affairs since March 2018. Prior to joining our Company, Mr. Nakanishi was responsible for corporate affairs at Abalance Corporation (TYO: 3856), a company engaged in the green power industry, from April 2016 to March 2018, and served as the recruiting manager at KDDI Evolva, Inc., a business process outsourcing company, from September 2010 to March 2016.

Mr. Hisayoshi Kumai has served as our Audit and Supervisory Board member since July 2017. From April 2010 to May 2017, Mr. Kumai served as the managing director and senior adviser of Diamond Office Service Inc., a company owned by and providing design and production management for Mitsubishi Heavy Industries Group. Mr. Kumai obtained his master degree in English in March 1973 from Sophia University.

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Mr. Yoshinari Noguchi has served as our Audit and Supervisory Board member since December 2022. Mr. Noguchi also serves as an auditor at CARTA HOLDINGS Corporation (TYO: 3688) since December 2014, PC Depot Corporation (TYO: 7618) since June 2016, and Rakumo Corporation since August 2017. Mr. Noguchi obtained his bachelor degree in commerce and business administration from Hitotsubashi University in March 1996.

Ms. Mutsuko Ohba has served as our Audit and Supervisory Board member since December 2021. Ms. Ohba is a certified public accountant and an Audit and Supervisory Board member of M&A Capital Partners Co., Ltd. She is also an outside director of JTOWER Inc., a telecom infrastructure service company in Japan, since June 2018, and TASUKI Corp, a real estate company, since December 2021. She used to work at KPMG AZSA LLC from April 2014 to June 2018.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Corporate Governance Practices

We are a “foreign private issuer” as defined under the federal securities laws of the U.S. and the [Nasdaq/NYSE American] listing standards. Under the federal securities laws of the U.S., foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the Exchange Act, and other applicable rules adopted by the SEC, and the [Nasdaq/NYSE American] listing standards. Under the SEC rules and the [Nasdaq/NYSE American] listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the [Nasdaq/NYSE American] permit a foreign private issuer to follow its home country practices in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

As a foreign private issuer, we will follow Japanese law and corporate practices in lieu of the corporate governance provisions set out under [Nasdaq Rule 5600/Part 8 of NYSE American Company Guide]. The following rules under [Nasdaq Rule 5600/Part 8 of NYSE American Company Guide] differ from Japanese law requirements:

●	[Nasdaq Rule 5605(b)(1)/Section 802(a) of NYSE American Company Guide] requires that at least a majority of a listed company’s board of directors be independent directors, and [Nasdaq Rule 5605(b)(2) /Section 802(c) of NYSE American Company Guide] requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. Our board of directors, however, is currently comprised of three directors.

●	[Nasdaq Rule 5605(c)(2)(A)/Section 803(B)(2)(a) of NYSE American Company Guide] requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, the Company is required to establish Audit & Supervisory Board to independently monitor directors’ activities and report to the shareholders. We currently have a three-member audit and supervisory board and all of the board members are independent. See “— Audit and Supervisory Board” below for additional information;

●	[Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule/Section 805 of NYSE American Company Guide also requires that a listed company to have a compensation committee that is composed entirely of independent directors.] Our board of directors will collectively participate in the discussions and determination of compensation for our executive officers and directors, and other compensation related matters;

●	[Nasdaq Rule 5605(e)/Section 805 of NYSE American Company Guide] requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and oversee our corporate governance practices; and

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●	[Nasdaq Rule 5620(c)/Section 123 of NYSE American Company Guide] sets out a quorum requirement of 331∕3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. Under the Companies Act and our articles of incorporation, however, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors and statutory auditors and certain other matters.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our articles of incorporation, we are required to have no fewer than three but not more than five directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office or, in the case of a director who is a member of the audit and supervisory board, four years after the same. Our directors may, however, serve any number of consecutive terms.

The board of directors appoints from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a chairperson and a president, or one or more vice-presidents, senior managing directors, and executive managing directors of the board.

Our board of directors consists of three directors. In addition, under Companies Act, the Company is required to establish Audit & Supervisory Board to independently monitor directors’ activities and report to the shareholders. Our Audit & Supervisory Board consists of three members: Hisayoshi Kumai, Yoshinari Noguchi, and Mutsuko Oba.

Audit and Supervisory Board

We currently have an audit and supervisory board consisting of three members, Hisayoshi Kumai, Yoshinari Noguchi, and Mutsuko Oba. The audit and supervisory board, in accordance with our Regulations of the Audit and Supervisory Board, (i) audits the execution by our directors of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal, or non-reappointment of the accounting auditor to be submitted to general meetings of shareholders by the board of directors. With respect to financial reporting, the audit and supervisory board has the statutory duty to examine financial statements and business reports to be submitted to the shareholders by a representative director and is authorized to report its opinion to the ordinary general meeting of shareholders.

Compensation

In accordance with the Companies Act, compensation for our directors, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director is fixed by our board of directors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or executive officer at the time of retirement, length of service as a director and contribution to our performance.

For the fiscal year ended September 30, 2023, we paid an aggregate of JPY78,777thousand (approximately $527 thousand) as compensation to our executive officers and directors.

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Stock Based Compensation Plan

The Company has historically awarded stock options to various officers, directors and employees of the Company to purchase Common Shares of the Company. During the years ended September 30, 2017 to 2019, the Company has issued four batches of stock options to acquire the equivalent of total 28,000 common shares of the Company (the “Plan No.1”). The options granted under Plan No.1 generally vest two years after the grant date and have an exercise period of ten years. The options are exercisable once after the Company successfully completes this offering. On May 31, 2023, the Company awarded options to purchase an aggregate of 3,000 and 5,629 Common Shares at an exercise price of JPY15,000 and JPY11,000 per Common Share, respectively, to various officers, directors and employees of the Company (the “Plan No.2,” Plan No.1 and Plan No.2 are collectively referred to as the “Plan”). The stock options granted under Plan No.2 are exercisable only after (i) May 15, 2025, and (ii) the Company successfully completes this offering. The following paragraphs summarize the terms of the Plan.

Eligibility. Our officers, directors and employees are eligible to participate in the Plan.

Designation of the Plan. Each award under the Plan is designated in a stock option agreement, which is a written agreement evidencing the grant of certain stock options executed by the company and the grantee.

Conditions of the Plan. The stock options under Plan No.1 are not exercisable until the completion of this offering. The stock options under Plan No.2 are not exercisable until (i) May 15, 2025, and (ii) the completion of this offering.

Terms of the Plan. The term of the Plan is stated in the stock option agreement between the Company and the grantee of such stock options.

Transfer Restrictions. The stock options may not be transferred, pledged, or otherwise disposed of in any manner.

Exercise of Stock Options. Any stock options granted under the Plan is exercisable at such times and under such conditions under the terms of the Plan and specified in the stock option agreement. Stock options are deemed to be exercised when exercise notice has been given to the Company in accordance with the terms of the stock options by the person entitled to exercise them and full payment for the Common Shares with respect to which the stock options are exercised.

Forfeiture. If an awarded employee voluntarily resigns from the Company before exercising the options or a director violates the Companies Act, which stipulates the responsibility of director or voluntarily resigns from the Board of Directors before exercising the options, the options held by such employee or director are automatically forfeited unless such options are restated for continued ownership by the resolution of the Board of Directors.

Limitation of Liability of Directors

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the minimum liability amount stipulated in laws and regulations. We will obtain directors and officers liability insurance upon the consummation of this offering, which covers expenses, capped at a certain amount, that our directors and officers may incur in connection with their conduct as our directors or executive officers.

Charter of Corporate Ethics and Conduct

We have adopted a Charter of Corporate Ethics and Conduct, which is applicable to all of our directors and employees. We will file a copy of such Charter of Corporate Ethics and Conduct as an exhibit to the Registration Statement on Form F-1, of which this prospectus forms a part, and will make it publicly available on our website, which website does not constitute a part of this prospectus or the registration statement of which it forms a part.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our shares as of the date of this prospectus, and as adjusted to reflect the sale of [●] ADSs representing the Common Shares being offered in this offering for:

●	each of our directors and executive officers;

●	all directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% each class of our voting Shares.

Beneficial ownership includes voting or investment power with respect to the Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on (i) 370,904 Shares, representing 382,231 Common Shares on an as-converted basis outstanding as of the date of this prospectus and (ii) convertible bonds granted to MCC Venture Capital Limited Liability Company and You Planning Limited Liability Company which are convertible to 34,752 Common Shares and 17,376 Common Shares, respectively, plus any Common Shares deemed to be outstanding which are underlying any options, warrants, rights or other conversable securities held by such listed person. Percentage of beneficial ownership of each listed person after this offering includes [●] ADSs representing [●] Common Shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option, and [●] ADSs representing [●] Common Shares, assuming full exercise of the underwriters’ over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, executive officer, or beneficial owner of 5% or more of our Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this prospectus, we have 35 shareholders of record, none of whom are located in the United States. We will be required to have at least 300 round lot shareholders at closing in order to satisfy the [Nasdaq listing rules/NYSE Listed Company Manual].

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	Common Shares Beneficially Owned Prior to this Offering			Common Shares Beneficially Owned After this Offering
	Common Shares	Percentage of Total Common Shares	Percentage of Votes Held Prior to this Offering	Common Shares		Percentage of Total Common Shares (over- allotment not exercised)		Percentage of Total Common Shares (over- allotment fully exercised)		Percentage of Votes Held Prior to this Offering (over- allotment not exercised)		Percentage of Votes Held Prior to this Offering (over- allotment fully exercised)
Directors and Executive Officers(1)
Hiroshi Furukawa(2)	70,234	16.17%	16.17%	73,234		[●	]%	[●	]%	[●	]%	[●	]%
Nobuhisa Itoh(3)	—	—	—	1,701		[●	]%	[●	]%	[●	]%	[●	]%
Hisayoshi Kumai(4)	—	—	—	1,000		[●	]%	[●	]%	[●	]%	[●	]%
Yoshinari Noguchi	—	—	—	—		—		—		—		—
Mutsuko Ohba	—	—	—	—		—		—		—		—
Hideaki Horikiri(5)	—	—	—	150		[●	]%	[●	]%	[●	]%	[●	]%
Kosuke Nakanishi(6)	—	—	—	1,375		[●	]%	[●	]%	[●	]%	[●	]%
All directors and executive officers as a group:	70,234	16.17%	16.17%	[●	]	[●	]%	[●	]%	[●	]%	[●	]%

5% Shareholders:
Hiroshi Furukawa(2)	70,234	16.17%	16.17%	73,234		[●	]%	[●	]%	[●	]%	[●	]%
Kluk Jan Juliusz Zygmunt(7)	44,335	10.21%	10.21%	44,335		[●	]%	[●	]%	[●	]%	[●	]%
EXEO Group, Inc.(8)	28,797	6.63%	6.63%	28,797		[●	]%	[●	]%	[●	]%	[●	]%
SHIMIZU CORPORATION(9)	28,274	6.51%	6.51%	28,274		[●	]%	[●	]%	[●	]%	[●	]%
MCC Venture Capital Limited Liability Company(10)	55,827	12.85%	12.85%	55,827		[●	]%	[●	]%	[●	]%	[●	]%
You Planning Limited Liability Company(11)	27,913	6.43%	6.43%	27,913

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 2-34-5 Ningyocho, SANOS Building, Nihonbashi, Chuo-ku, Tokyo 103-0013 Japan.

(2)	Number of Common Shares held by Hiroshi Furukawa prior to this offering represents 70,234 Common Shares he holds as of the date of this prospectus. Number of Common Shares held by Hiroshi Furukawa after this offering represents (i) 70,234 Common Shares he holds as of the date of this prospectus, and (ii) 3,000 stock options granted by the Company, convertible to 3,000 Common Shares (a) after this offering, and (b) after May 15, 2025.

(3)	Number of Common Shares held by Nobuhisa Itoh after this offering represents 1,701 stock options granted by the Company, convertible to 1,701 Common Shares (a) after this offering, and (b) after May 15, 2025.

(4)	Number of Common Shares held by Hisayoshi Kumai after this offering represents 1,000 stock options granted by the Company, convertible to 1,000 Common Shares after this offering.

(5)	Number of Common Shares held by Hideaki Horikiri after this offering represents 150 stock options granted by the Company, convertible to 150 Common Shares (a) after this offering, and (b) after May 15, 2025.

(6)	Number of Common Shares held by Kosuke Nakanishi after this offering represents (i) 375 stock options granted by the Company, convertible to 375 Common Shares (a) after this offering, and (b) after May 15, 2025; and (ii) 1,000 stock options granted by the Company, convertible to 1,000 Common Shares after this offering.

(7)	Representing 44,335 Common Shares held by Kluk Jan Juliusz Zygmunt, with business address at Warsaw 00-116, ul.Swietokrzyska 30m65., Poland, as of the date of this prospectus.

(8)	Representing 26,666 Class C preferred shares, representing 28,797 Common Shares on an as-converted basis, held by EXEO Group, Inc. (TYO: 1951), a joint-stock corporation (Kabushiki kaisha) with limited liability incorporated in Japan, as of the date of this prospectus. Its business address is at 29-20, Shibuya 3-chome, Shibuya-ku, Tokyo.

(9)

Representing 20,000 Class B preferred shares and 6,666 Class C preferred shares, representing 28,274 Common Shares on an as-converted basis, held by SHIMIZU CORPORATION (TYO: 1803; NAG: 1803), a joint-stock corporation (Kabushiki kaisha) with limited liability incorporated in Japan, as of the date of this prospectus. Its business address is at 2-16-1 Kyobashi, Chuo-ku, Tokyo.

(10)	Representing (i) 20,000 Class B preferred shares, representing 21,075 Common Shares on an as-converted basis, and (ii) convertible bonds which are convertible to 34,752 Common Shares held by MCC Venture Capital Limited Liability Company, as of the date of this prospectus. MCC Venture Capital Limited Liability Company is a limited liability company (godo kaisha) and its business address is at 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka, Japan. The beneficial owner of MCC Venture Capital Limited Liability Company is Jikei Co. Ltd and its business address is 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka Japan.

(11)	Representing (i) 10,000 Class B preferred shares, representing 10,537 Common Shares on an as-converted basis, and (ii) convertible bonds which are convertible to 17,376 Common Shares held by You Planning Limited Liability Company, as of the date of this prospectus. You Planning Limited Liability Company is a limited liability company (godo kaisha) and its business address is at 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka Japan. The beneficial owner of You Planning Limited Liability Company is Jikei Co. Ltd and its business address is 1-10-15 Jonouchi Chuo-ku, Osaka City, Osaka Japan.

As of the date of this prospectus, none of our outstanding shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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RELATED PARTY TRANSACTIONS

Except as set forth below, during our preceding three financial years up to the date of this prospectus, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

Private Placements

See “Description of Share Capital — History of Share Capital.”

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

During the fiscal year ended September 20, 2023, Hiroshi Furukawa, CEO and Representative Director extended his personal guarantee to us on our 3-year bank loan of JPY40,000 ($268 thousand) and we paid him JPY1,371 thousand ($9 thousand) for guarantee fees and accrued interest. We also paid him the past unpaid guarantee fees of JPY8,513 thousand ($57 thousand) arising from the past personal loans and guarantee transactions from 2012 through 2019.

EXEO Group, Inc., a multinational radio and telecommunication device distributor, became a holder of more than 5% of our beneficial ownership during the fiscal year ended September 30, 2023 and purchased our mesh Wi-Fi access points PCWL devices for a total amount of JPY60,011 ($402 thousand) during the fiscal year ended September 30, 2023. Our sale was in the arm’s length transaction and the sale price was based on our price lists distributed to other third-party distributors. Our account receivable balance from EXEO Group, Inc. as of September 30, 2023 was ¥48,044 thousand ($322 thousand).

SHIMIZU CORPORATION , a holder of more than 5% of our beneficial ownership and a multinational construction company, purchased mesh Wi-Fi access points PCWL devices from us for a total amount of ¥189 thousand ($1 thousand), ¥21,735 thousand ($145 thousand) and ¥12,632 thousand ($85 thousand) during the fiscal years ended September 30, 2023, 2022 and 2021, respectively. Our sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. Our account receivable balance from SHIMIZU CORPORATION as of September 30, 2023, 2022 and 2021 were ¥165 thousand ($1 thousand), nil and ¥10,780 thousand ($72 thousand), respectively.

Sojitz Corporation , a holder of more than 5% of our beneficial ownership and a multinational trading company, purchased mesh Wi-Fi access points PCWL devices from us for a total amount of ¥28 thousand ($187) and ¥3,980 thousand ($27 thousand) for the fiscal years ended September 30, 2022 and 2021, respectively. Our sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. There was no account receivable balance from Sojitz Corporation as of September 30, 2022 and 2021.

KAGA ELECTRONICS CO., LTD., a holder of more than 5% of the Company’s beneficial ownership during the fiscal years ended September 30, 2023, 2022 and 2021 and a multinational electronics wholesaler, purchased mesh Wi-Fi access points PCWL devices from us for a total amount of ¥35,952 thousand ($241 thousand), ¥41,547 thousand ($278 thousand) and ¥113,944 thousand ($763 thousand), respectively. Our sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. Our account receivable balance from KAGA ELECTRONICS CO., LTD. as of September 30, 2023, 2022 and 2021 were ¥7,863 thousand ($53 thousand), ¥7,379 thousand ($49 thousand) and nil, respectively.

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DESCRIPTION OF SHARE CAPITAL

The following description is a summary of the material information concerning our shares, including brief summaries of the relevant provisions of our articles of incorporation and of the Companies Act relating to joint-stock corporations (kabushiki kaisha), and certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation.

We are a joint-stock corporation with limited liability organized in Japan under the Companies Act. The rights of our shareholders are represented by our shares as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of the date of this prospectus, our authorized share capital consists of 9,510,000 Shares; 370,904 Shares are issued and outstanding. Our Shares authorized for issuance are divided into four classes: Common Shares, without special provisions regarding the matters set forth in each item of Article 108, Paragraph 2 of the Companies Act, and the Class A, Class B, and Class C preferred shares. The terms of “preferred shares” and “common shares” are used within their meaning under the Japanese law and are not intended to represent or imply the equivalency between such terms as used in this prospectus and the meaning of such terms in other jurisdictions, including the U.S. The total number of authorized Shares of the Company is 9,510,000 shares, of which 9,254,333 shares are Common Shares, 60,000 shares are Class A Preferred Shares, 129,000 shares are Class B Preferred Shares and 66,667 shares are Class C Preferred Shares. Holders of Common Shares, and the Class A, Class B, and Class C Preferred Shares have the same voting rights. In respect of matters requiring a vote of all shareholders, each holder of Common Shares, and the Class A, Class B, and Class C Preferred Shares will be entitled to one vote per one share. The Class A, Class B, and Class C Preferred Shares are convertible into the Common Shares as below.

Class A Preferred Shareholders may at any time request the Company to deliver Common Shares of the Company in exchange for the acquisition of their Class A Preferred Shares (the “Conversion”). The conditions for conversion of the Class A Preferred Shares shall be as follows：

The initial conversion price shall be 5,000 yen per share. The conversion price shall be adjusted as follows, respectively, if any of the events listed below occurs after the issuance of the Class A Preferred Shares.

In the event of a stock split of Common Shares, the Conversion Price shall be adjusted in accordance with the following formula. However, the “number of outstanding Common Shares” in the following formula shall not include the number of treasury shares held by the Company and the number of shares to be allotted to the Company’s Common Shares held by the Company upon the stock split.

Conversion price after adjustment	=	Conversion price before adjustment	×	Number of shares of Common Shares issued and outstanding before the split
Number of Common Shares issued and outstanding after the split

The Conversion Price after adjustment shall be applied on and after the day following the record date for the stock split.

In the event of a reverse stock split of Common Shares, the conversion price shall be adjusted in accordance with the following formula on the day when the reverse stock split takes effect. However, the “number of outstanding Common Shares” in the following formula shall not include the number of Common Shares of the Company held by the Company.

Conversion price after adjustment	=	Conversion price before adjustment	×	Number of Common Shares issued and outstanding before the reverse stock split
Number of Common Shares issued and outstanding after the reverse stock split

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In the event that the Company issues Common Shares or disposes of Common Shares held by the Company for an amount lower than the Conversion Price before adjustment (including the case of gratis allotment), the Conversion Price shall be adjusted in accordance with the following formula (hereinafter referred to as the “Conversion Price Adjustment Formula”). The Conversion Price after adjustment shall be applied from the day after the payment date (or the last day of the payment period if a payment period has been set; the same shall apply hereinafter), from the day after the effective date in the case of gratis allotment (or, if a record date pertaining to the gratis allotment has been set, on such record date; the same shall apply hereinafter), or from the day after the record date for allotment to shareholders if such record date is set (the “Shareholder Allotment Date”). In the case of the disposal of treasury stock, “number of newly issued shares”, “amount to be paid per share” and “number of treasury stock” in the following conversion price adjustment formula shall be read as “number of treasury stock disposed of”, “amount to be paid per share” and “disposal price per share”, respectively. The “Total Number of Existing Shares” in the following Conversion Price Adjustment Formula shall include the number of shares underlying stock acquisition rights, bonds with stock acquisition rights, and other securities or rights that entitle the holder to acquire shares of the Company (the so-called “Broad-Based Weighted Average Method”).

After adjustment Conversion price	=	Before adjustment Conversion price	×	(Total number of existing shares - Number of treasury shares)	＋	Number of newly issued shares	×	Paid-in amount per share
(Total number of existing shares - Number of treasury shares) + Number of newly issued shares

In the event that the Company issues or disposes of shares, stock acquisition rights (including those attached to bonds with stock acquisition rights) or other securities, or shares, stock acquisition rights or other securities that may be acquired by the Company in exchange for the delivery of Common Shares of the Company at a price lower than the amount to be paid for such shares, stock acquisition rights, or other securities (including the case of gratis allotment), on the payment date for such shares, stock acquisition rights or other securities (in the case of stock acquisition rights, the allotment date; the same shall apply hereinafter), or on the effective date in the case of a gratis allotment (or, if a record date pertaining to the gratis allotment has been set, such record date; the same shall apply hereinafter), or on the shareholder allotment date, if any, all of the shares, stock acquisition rights or other securities to be issued or disposed of shall be deemed to have been acquired or exercised under the original conditions and Common Shares delivered, and the amount calculated using such price as “paid-in amount per share” in the conversion price adjustment formula shall be the conversion price after adjustment. The Conversion Price after adjustment shall be applied on and after the day following the payment date, or in the case of a gratis allotment, on and after the day following the effective date of such allotment, or if there is a shareholder allotment date, on and after the day following such date.

In the event of the issuance of stock acquisition rights (including Common Shares or shares to be acquired in exchange for delivery of Common Shares or shares that may be requested to be acquired by the Company) that would result in the issue price per share (the amount obtained by dividing the amount paid for the issuance of stock acquisition rights plus the amount of assets to be contributed upon exercise by the number of shares of the Company to be delivered upon exercise; the same shall apply hereinafter) issued upon exercise of the stock acquisition rights (including the case of gratis allotment) being less than the conversion price before adjustment, the conversion price after adjustment shall be the amount calculated by using the issue price per share issued upon exercise of the stock acquisition rights as the “paid-in amount per share” in the conversion price adjustment formula, as if all stock acquisition rights issued on the date of allocation of such stock acquisition rights or on the shareholder allocation date if any, were exercised on their original terms. The Conversion Price after adjustment shall be applied on and after the day following the allotment date, or in the case of a gratis allotment, on and after the day following the effective date of such allotment, or if there is a shareholder allotment date, on and after the day following such date. In the event that the Company issues stock acquisition rights to which both (ⅳ) above and this (ⅴ) apply, the Conversion Price after adjustment shall be adjusted in accordance with the provisions of the lower of the two.

In addition to the reasons listed above, if any of the following items applies, the Company shall appropriately adjust the Conversion Price after giving prior written notice to Class A Preferred Shareholders and Class A Preferred Registered Share Pledgees to that effect, the reason, the Conversion Price after adjustment, the date of application and other necessary matters.

(a)	When adjustment of the conversion price is required due to a merger, share exchange, share transfer, corporate split, or reduction in the amount of capital.

(b)	In addition to the preceding item (a), if the Conversion Price needs to be adjusted due to the occurrence of any event that causes or may cause a change in the number of outstanding Common Shares of the Company (excluding, however, the number of Common Shares of the Company held by the Company).

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(c)	When the period during which shares of Common Shares may be delivered upon acquisition or exercise of shares, stock acquisition rights or other securities set forth above has expired. However, this excludes the case where Common Shares is delivered for all such shares, stock acquisition rights or other securities.

(d)	When the exercise period for the stock acquisition rights set forth above has expired. However, this excludes cases where an exercise request has been made for all such stock acquisition rights.

If any calculation is necessary in adjusting the Conversion Price, the amount shall be calculated to the second decimal place and rounded off to the first decimal place.

If the difference between the conversion price after adjustment and the conversion price before adjustment is less than one yen as a result of the calculation upon adjustment of the conversion price, no adjustment of the conversion price shall be made. However, if an event requiring adjustment of the Conversion Price subsequently occurs and the Conversion Price is calculated, the Conversion Price before adjustment shall be the amount obtained by subtracting this difference.

Cases in which the conversion price is not adjusted

Notwithstanding the above, the Conversion Price shall not be adjusted in the event of any of the following events

(a)	When Common Shares of the Company is delivered in exchange for acquisition of shares with put option or shares with call provision issued by the Company, or when Common Shares of the Company is delivered upon exercise of stock acquisition rights.

(b)	When stock acquisition rights of the Company are issued for incentive purposes to directors, corporate auditors (only when the Company has established corporate auditors), employees, or similar persons determined by the Board of Directors (or directors when the Company does not have a Board of Directors) (provided, however, that the cumulative total number of shares to be issued upon exercise of such stock acquisition rights shall not exceed 15% of the total number of issued shares of the Company at that time).

Number of Common Shares to be delivered upon conversion

The number of Common Shares of the Company to be delivered upon conversion of the Class A Preferred Stock shall be as follows. However, if the number of shares to be delivered to each Class A Preferred Shareholder as a result of conversion includes a fraction of less than one share, such fraction shall be rounded down and no money shall be delivered as provided for in Article 167, Paragraph 3 of the Companies Act.

Number of Common Shares to be delivered upon conversion	=	Total amount to be paid in for Class A preferred shares for which Class A preferred shareholders have requested conversion
Conversion price

The amount to be paid in for the above Class A preferred stock (initially 5,000 yen) will be adjusted appropriately in the event of a stock split or reverse stock split of the Class A preferred stock or any similar event.

Class B preferred shareholders’ right to request acquisition in exchange for Common Shares

Class B Preferred Shareholders may at any time request the Company to convert their Class B Preferred Shares under the conditions set forth in Paragraph 2 of this Article. The conditions for conversion of the Class B Preferred Shares shall be as follows:

(1)	The initial conversion price shall be 10,000 yen per share.

(2)	Adjustment of conversion price

Adjusted in accordance with the above description of Class A Preferred share. “Class A Preferred” shall be read as “Class B Preferred.

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(3)	Cases in which the conversion price is not adjusted

No adjustment will be made in accordance with the provisions of the above description of Class A Preferred share.

(4)	Number of Common Shares to be delivered upon conversion

To be adjusted in accordance with the provisions of the above description of Class A Preferred share. In this case, “Class A preferred” and “the amount to be paid in for the Class A preferred stock (initially 5,000 yen)” in the same item shall be read as “Class B preferred” and “the amount to be paid in for the Class B preferred stock (initially 10,000 yen)” respectively.

Class C preferred shareholders’ right to request acquisition in exchange for Common Shares

Class C Preferred Shareholders may at any time request the Company to convert their Class C Preferred Shares under the conditions set forth above.

The conditions for conversion of the Class C Preferred Shares shall be as follows:

(1)	The initial conversion price shall be 15,000 yen per share.

(2)	Adjustment of conversion price

Adjusted in accordance with the above description of Class A Preferred share. In this joint sub-paragraph, “Class A Preferred” shall be read as “Class C Preferred.

(3)	Cases in which the conversion price is not adjusted

No adjustment will be made in accordance with the provisions of the above description of Class A Preferred share.

(4)	Number of Common Shares to be delivered upon conversion

To be adjusted in accordance with the provisions of the above description of Class A Preferred share. In this case, “Class A Preferred” in the same item shall be read as “Class C Preferred” and “the amount to be paid in for the Class A Preferred Shares (initially 5,000 yen)” shall be read as “the amount to be paid in for the Class C Preferred Shares (initially 15,000 yen)”.

[Stock Incentive Plan]

In connection with this public offering, we have adopted a [stock incentive plan (the “Plan”)], providing for the issuance of up to an aggregate of [●] Common Shares. For details, see “Management—Stock Incentive Plan.”

Requirements and Procedures for Share Transfer under the Companies Act

We are not listed on any stock exchange in Japan. Any transfer of shares of Japanese companies which are not listed in any stock exchange in Japan is subject to the requirements and procedures described in the Companies Act and its subordinate regulations.

Under the Companies Act, a share transfer will take effect if and when:

(i)	the transferor and the transferee agree to the transfer in any manner (including oral agreement);

(ii)	if the company is a company which issues share certificates, the transferor delivers the share certificate to the transferee; and

(iii)	if the company is a company which issues shares with restriction on transfer, the transferor gets approval of the company for the acquisition of such share by the transferee.

If the company is not a company which issues share certificate, the transfer shall take effect between the transferor and the transferee when the agreement of such transfer takes effect as agreed by them.

The transferee of the above-mentioned transfer may not assert its shareholders’ rights against the company and bona fide third party who purchases shares without knowledge of, and negligence in not knowing of, the former transfer, until such transfer is duly recorded in the register of shareholders of such company.

We are not a company which issues share certificate.

Under the Companies Act and our articles of incorporation, transfer of shares shall not be subject to an approval by us.

Distribution of Surplus

Under the Companies Act, the distribution of dividends takes the form of distribution of surplus, and a distribution of surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint-stock corporation to make distributions of surplus authorized by a resolution of a general meeting of shareholders. Distributions of surplus are, however, permitted pursuant to a resolution of the board of directors if:

(a)	the company’s articles of incorporation so provide;

(b)	the normal term of office of directors (excluding those who are member of the audit and supervisory board) expires on or before the day of the conclusion of the annual shareholders meeting for the last business year ending within one year from the time of their election;

(c)	the company has accounting auditor(s) and board of corporate auditors, audit and supervisory board, or nominating committee, etc.; and

(d)	the company’s non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

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In an exception to the above rule, even if the requirements described in (a) through (d) are not met, the company may be permitted to make distributions of surplus in cash to its shareholders by resolution of the board of directors once per fiscal year if its articles of incorporation so provide. Our articles of incorporation do not have provisions to that effect.

A resolution of a general meeting of shareholders authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. See “— Voting Rights” for more details regarding a special resolution. Our articles of incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.

Restriction on Distribution of Surplus

Under the Companies Act, we may distribute surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than JPY3,000,000:

(a)	the amount of surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury shares that we disposed of during such period;

(c)	the book value of our treasury shares;

(d)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the amount of consideration that we received for such treasury shares;

(e)	in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of share capital, additional paid-in capital and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the previous fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of “surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

(I)	the aggregate of other capital surplus and other retained earnings at the end of the previous fiscal year;

(II)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(III)	in the event that we reduced our share capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal earnings reserve (if any);

(IV)	in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to share capital (if any);

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(V)	in the event that we cancelled treasury shares after the end of the previous fiscal year, the book value of such treasury shares;

(VI)	in the event that we distributed surplus after the end of the previous fiscal year, the aggregate of the following amounts:

(1)	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

(2)	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

(3)	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

(VII)	the aggregate amounts of (1) through (4) below, less (5) and (6) below:

(1)	in the event that the amount of surplus was reduced and transferred to additional paid-in capital, legal earnings reserve and/or share capital after the end of the previous fiscal year, the amount so transferred;

(2)	in the event that we distributed surplus after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal earnings reserve;

(3)	in the event that we disposed of treasury shares in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company, or (z) a share exchange (kabushiki kokan) in which we acquired all shares of a company after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(4)	in the event that the amount of surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the previous fiscal year, the amount so reduced;

(5)	in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company, or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of the other capital surplus after such merger, corporate split or share exchange, less the amount of other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of the other retained earnings after such merger, corporate split or share exchange, less the amount of other retained earnings before such merger, corporate split or share exchange; and

(6)	in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment.

In Japan, the “ex-dividend” date and the record date for any distribution of surplus come before the date a company determines the amount of distribution of surplus to be paid.

For information as to Japanese taxes on dividends, please refer to “Material Income Tax Consideration — Japanese Taxation.”

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly-issued shares is required to be accounted for as share capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal earnings reserve by resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as share capital. We may generally reduce share capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital.

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Share Splits

Under the Companies Act, we may at any time split shares in issue into a greater number of the same class of shares by a resolution of the board of directors. When a share split is to be made, we must give public notice of the share split, specifying the record date therefor, at least two weeks prior to such record date.

Gratuitous Allocations

Under the Companies Act, we may allot any class of shares to our existing shareholders without any additional contribution by resolution of the board of directors; provided that although our treasury shares may be allotted to our shareholders, any allotment of shares will not accrue to shares of our treasury shares.

Reverse Share Split

Under the Companies Act, we may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse share split at the general meeting of shareholders. When a reverse share split is to be made, we must give public notice or notice of the reverse share split, at least two weeks (or, in certain cases where any fractions of shares are left as a result of a reverse share split, 20 days) prior to the effective date of the reverse share split.

General Meeting of Shareholders

Our ordinary general meeting of shareholders shall be convened every December in Tokyo, Japan. The record date for an ordinary general meeting of shareholders is September30 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary.

Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof, and certain other matters set forth in the Companies Act and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require, with an individual shareholder notice (as described in “— Register of Shareholders”), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more, which period is required after the removal of restrictions on the transfer of shares, may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to our shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

The Companies Act enables a company to amend its articles of incorporation in order to loosen the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders or to propose a matter to be included in the agenda of a general meeting of shareholders. Our articles of incorporation do not provide for loosening such requirements.

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Voting Rights

A shareholder of record is entitled to one vote per share, except that neither we nor any corporation, partnership, or other similar entity in which we hold, directly or indirectly, 25% or more of the voting rights shall exercise any voting rights in respect of shares held by us or such entity, as the case may be. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies. The Companies Act and our articles of incorporation provide that the quorum for the election of directors is one-third of the total number of voting rights. Our articles of incorporation provide that the shares may not be voted cumulatively for the election of directors.

The Companies Act provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:

●	any amendment to our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

●	a reduction of share capital, subject to certain exceptions under which a shareholders’ resolution is not required, such as a reduction of share capital for the purpose of replenishing capital deficiencies;

●	transfer of the whole or a part of our equity interests in any of our subsidiaries, subject to certain exceptions under which a shareholders’ resolution is not required;

●	a dissolution, merger, or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

●	the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders’ resolution is not required;

●	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

●	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

●	share exchange (kabushiki kokan) or share transfer (kabushiki iten) for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

●	any issuance of new shares or transfer of existing shares held by us as treasury shares at a “specially favorable” price and any issuance of share acquisition rights or bonds with share acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders;

●	any acquisition by us of our own shares from specific persons other than our subsidiaries (if any);

●	reverse share split; or

●	the removal of a corporate auditor.

Except as otherwise provided by law or in our articles of incorporation, a special resolution of the general meeting of shareholders requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at a meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when one-third or more of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses, and debts will be distributed among shareholders in proportion to the number of shares they hold.

Rights to Allotment of Shares

Holders of our shares have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as the board of directors determines, so long as the limitations with respect to the issuance of new shares at “specially favorable” prices (as described in “— Voting Rights”) are observed. Our board of directors may, however, determine that shareholders shall be given rights to allotment regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of the shares as of a record date for which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. The rights to allotment of new shares may not be transferred. However, the Companies Act enables us to allot share acquisition rights to shareholders without consideration therefor, and such share acquisition rights are transferable. See “— Share Acquisition Rights” below.

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In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin such issuance.

Share Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a “specially favorable” price or on “specially favorable” conditions described in “— Voting Rights,” we may issue share acquisition rights (shinkabu yoyakuken) and bonds with share acquisition rights (shinkabu yoyakuken-tsuki shasai) by a resolution of the board of directors. Holders of share acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their share acquisition rights. Upon exercise of share acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury shares held by us.

Record Date

The record date for annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is September 30.

In addition, by a resolution of the board of directors, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Purchase of Our Own Shares

Under the Companies Act, we may acquire our own shares:

●	by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

●	by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.

Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as surplus. See “— Distribution of Surplus” above for more details regarding this amount.

Our own shares acquired by us may be held by us as treasury shares for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a special resolution of a general meeting of shareholders or a resolution of the board of directors, as the case may be, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “— Rights to Allotment of Shares” above. We may also utilize our treasury shares (x) for the purpose of transfer to any person upon exercise of share acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury shares for shares or assets of the acquired company.

Request by Controlling Shareholder to Sell All Shares

Under the Companies Act, in general, a shareholder holding 90% or more of our voting rights, directly or through wholly-owned subsidiaries, shall have the right to request that all other shareholders (and all other holders of share acquisition rights, as the case may be) sell all shares (and all share acquisition rights, as the case may be) held by them with our approval, which must be made by a resolution of the board of directors (kabushiki tou uriwatashi seikyu, or a “Share Sales Request”). In order to make a Share Sales Request, such controlling shareholder will be required to issue a prior notice to us. If we approve such Share Sales Request, we will be required to make a public notice to all holders and registered pledgees of shares (and share acquisition rights, as the case may be) not later than 20 days before the effective date of such sales.

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Sale by Us of Shares Held by Shareholders Whose Addresses Are Unknown

Under the Companies Act, we are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in the register of our shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if

●	notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in the register of our shareholders or at the address otherwise notified to us, and

●	the shareholder fails to receive distribution of surplus on the shares for a continuous period of five or more years at the address registered in the register of our shareholders or at the address otherwise notified to us,

We may sell or otherwise dispose of the shareholder’s shares at the market price after giving at least three months’ prior public and individual notices, and hold or deposit the proceeds of such sale or disposal for the shareholder.

History of Share Issuance

The following is a history of our share issuance during the last three years.

On January 13, 2023, we issued 6,667 Class C preferred shares, representing 7,200 Common Shares, to NISHIO HOLDINGS CO., LTD (TYO: 9699, changed company name from Nishio Rent All Co., Ltd. on April 1, 2023) for a consideration of JPY100,005 thousand ($669 thousand).

On March 17, 2023, we issued 6,666 Class C preferred shares representing 7,199 Common Shares, to SHIMIZU CORPORATION for a consideration of JPY99,990 thousand ($669 thousand).

On March 31, 2023, we issued 7,000 Class C preferred shares to TAISEI CORPORATION, representing 7,559 Common Shares, for a consideration of JPY105,000 thousand ($703 thousand), and 26,666 Class C Preferred Shares, representing 28,797 Common Shares, to EXEO Group, Inc. for a consideration of JPY399,990 thousand ($2,676 thousand).

On September 25, 2023, we issued 3,333 Class C preferred shares, representing 3,599 Common Shares, to Hirofumi Watanabe for a consideration of JPY49,995 thousand ($335 thousand).

On September 29, 2023, we issued 6,666 Class C preferred shares, representing 7,199 Common Shares, to NISHIMATSU CONSTRUCTION CO., LTD. (TYO: 1820) for a consideration of JPY99,990 thousand ($669 thousand).

On April 25, 2024, we issued (i) 1,335 Class C preferred shares, representing 1,335 Common Shares, to K Sprinter Co. Ltd. for a consideration of JPY20,025 thousand ($134 thousand); (ii) 3,350 Class C preferred shares, representing 3,350 Common Shares, to YAMATODA Co. Ltd. for a consideration of JPY50,250 thousand ($336 thousand); (iii) 1,335 Class C preferred shares, representing 1,335 Common Shares, to STAYER Holdings Inc. for a consideration of JPY20,025 thousand ($134 thousand); (iv) 2,000 Class C preferred shares, representing 2,000 Common Shares, to Yoshihiro Hongo for a consideration of JPY30,000 thousand ($2001 thousand); (v) 650 Class C preferred shares, representing 650 Common Shares, to Kenta Kimura for a consideration of JPY9,750 thousand ($65 thousand); and (vi) 667 Class C preferred shares, representing 667 Common Shares, to Time Style Co. Ltd. for a consideration of JPY10,005 thousand ($67 thousand).

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The [●], as depositary, will register and deliver ADSs. Each ADS will represent [●] Common Shares (or a right to receive [●] Common Shares) deposited with [●], as custodian for the depositary in Japan. Each ADS will also represent any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at [●].

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary will be the holder of the Common Shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, and ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the Common Shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on Common Shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Common Shares your ADSs represent.

●	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Common Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Material Income Tax Consideration.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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●	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

●	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders, or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

●	Other distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair, and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash, or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. The depositary, however, is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights, or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights, or anything else to ADS holders. This means that you may not receive the distributions we make on our Common Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal, and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits Common Shares or evidence of rights to receive Common Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Common Shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk, and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary, however, is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited Common Shares or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

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What are the Requirements for Depositing and Withdrawing Shares under FEFTA?

Under recent amendments in 2019 to FEFTA, a proposed transferee of our Shares who is a Foreign Investor (as defined under FEFTA) must submit an application for pre-clearance to the applicable Japanese governmental authority prior to the transfer of our Shares, which approval may take up to 30 days and could be subject to further extension. Prior to accepting Common Shares for deposit in return for the issuance of ADSs, the depositary, which is considered a Foreign Investor for purposes of FEFTA, must obtain pre-clearance from the Japanese governmental authority. Accordingly, investors wishing to deposit Common Shares with the depositary for the issuance of ADSs should notify the depositary at least 30 days prior to such deposit to allow time for the depositary to apply for any required pre-clearance, if not already obtained. The depositary will not accept any Common Shares for deposit until any required pre- clearance has been obtained. In addition, any Foreign Investor expecting to receive delivery of our Common Shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Accordingly, ADS holders who are Foreign Investors wishing to surrender ADSs for the purpose of withdrawing the underlying deposited Common Shares should apply for pre-clearance at least 30 days in advance of such surrender. The depositary will not accept surrender of ADSs for the purpose of withdrawal of Common Shares until it receives assurances satisfactory to the depositary that any required pre-clearance for the delivery of the Common Shares to a Foreign Investor has been obtained.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited Common Shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of incorporation or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the Common Shares. However, you may not know about the meeting enough in advance to withdraw the Common Shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Common Shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the Common Shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

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Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Persons depositing or withdrawing shares or ADS holders must pay:	For:

Registration or transfer fees	Transfer and registration of our Common Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers, or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement, or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

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If there is any change in the deposited securities such as a sub-division, combination, or other reclassification, or any merger, consolidation, recapitalization, or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. If the depositary, however, decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges, or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

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After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential, or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depositary, clearing agency, or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding, or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

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The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes, and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Common Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [●] ADSs outstanding, representing [●] Common Shares, or approximately [●]% of our outstanding Common Shares, assuming the underwriters do not exercise their option to purchase additional ADSs, and [●] ADSs outstanding, representing [●] Common Shares, or approximately [●]% of our outstanding Common Shares, assuming the underwriters exercise their option to purchase additional ADSs in full. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Common Shares or the ADSs, and even we receive the approval letter from [Nasdaq Capital Market/NYSE American] to list the ADSs on [Nasdaq Capital Market/NYSE American], a regular trading market for the ADSs may not develop. We do not expect that a trading market will develop for our Common Shares not represented by the ADSs.

Lock-Up Agreements

We have agreed not to, at the request of the underwriters, for a period of 180 days from the date of this offering, offer, pledge, sell, directly or indirectly, any of the ADSs, our Shares, or securities that are substantially similar to the ADSs or our Shares, without the prior written consent of the Representatives.

Furthermore, each of our directors, executive officers, and holders of 5% or more of the outstanding Shares has also agreed to enter into a similar lock-up agreement for a period of 180 from the date of this prospectus, at the request of the underwriters, with respect to the ADSs, our Shares, and securities that are substantially similar to the ADSs or our Shares, without the prior written consent of the Representatives.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Shares or the ADSs. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Shares or the ADSs may dispose of significant numbers of our Shares or the ADSs in the future. We cannot predict what effect, if any, future sales of our Shares or the ADSs, or the availability of Shares or ADSs for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of our Shares or the ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our Shares outstanding prior to the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Shares then outstanding, in the form of ADSs or otherwise, which will equal approximately [●]Shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

●	the average weekly trading volume of the ADSs on the [Nasdaq Capital Market/NYSE American] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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JAPANESE FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

Foreign Exchange Regulations

The FEFTA and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing our Common Shares acquired and held by non- residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell Common Shares or ADSs outside Japan using currencies other than Japanese yen.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)	individuals who are exchange non-residents;

(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)	investment partnerships and limited liability partnerships for investment, etc. (including foreign partnerships) in which the ratio of capital contribution from exchange non-residents is 50% or more of the total amount of capital contribution by all partners, or in which a majority of the managing partners are exchange non-residents; or

(v)	corporations or other entities having a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation who are non-resident individuals.

Acquisition of Shares

Acquisition by a foreign investor of shares of a Japanese corporation from a non-foreign investor requires pre or post facto reporting by the foreign investor through an exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i) shares are acquired due to the occurrence of an event of inheritance, bequest, gratis allotment of shares, or acquisition of shares with a call provision; or

(ii) both the investment ratio and the voting right ratio (total of closely related parties) of all shares held after the share acquisition are less than 10% (provided that the nationality of the foreign investor is that of the listed country or Japan, and the business purpose of the issuing company under its articles of incorporation falls under the category of post facto reporting industry); or

(iii) the acquisition falls under any other case prescribed in Article 55-5 of the FEFTA, Article 3.1 of the Cabinet Order on Inward Direct Investment, etc., and Articles 3.2 and 3.3 of the Order on Inward Direct Investment, etc.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

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MATERIAL INCOME TAX CONSIDERATION

The following summary of the material Japanese and United States federal income tax consequences of an investment in our Common Shares or the ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Common Shares or the ADSs, such as the tax consequences under state, local, and other tax laws.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Common Shares, in the form of Common Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this prospectus, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Common Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Common Shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of Common Shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Common Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Common Shares to non- resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Common Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Common Shares and subject to the same tax treatment as sale of our Common Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

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Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain, generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, Spain, the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Common Shares or the ADSs.

Non-resident holders of our Common Shares or the ADSs who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Common Shares or the ADSs, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Common Shares or the ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure may also be available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non- resident holder of ADSs will be required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our Common Shares or the ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our Common Shares or the ADSs as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF THE ADSS OR OUR COMMON SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSS OR OUR COMMON SHARES.

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The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Common Shares or the ADSs as part of a straddle, hedging, conversion, or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Common Shares or the ADSs);

●	persons who acquired our Common Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Common Shares or the ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Common Shares or the ADSs; or

●	persons holding our Common Shares or the ADSs through a trust.

The brief discussion set forth below is addressed only to U.S. Holders (defined below) that purchase Common Shares or ADSs in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Common Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Common Shares

The following sets forth a brief summary of the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Common Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Common Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Common Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Common Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Common Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Common Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Common Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Common Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Common Shares for ADSs or an exchange of ADSs for our Common Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Common Shares. A U.S. Holder’s tax basis in the Common Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or Our Common Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Common Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Common Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Common Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

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Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Common Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

Taxation of Dispositions of ADSs or Common Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Common Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Common Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Common Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

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Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Common Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Common Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ADSs or Common Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Common Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Common Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Common Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Common Shares.

If we are a PFIC for your taxable year(s) during which you hold ADSs or Common Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Common Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Common Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Common Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Common Shares cannot be treated as capital, even if you hold the ADSs or Common Shares as capital assets.

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A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Common Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Common Shares as of the close of such taxable year over your adjusted basis in such ADSs or Common Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Common Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Common Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Common Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Common Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Common Shares. Your basis in the ADSs or Common Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the [Nasdaq Capital Market/NYSE American]. If the ADSs or Common Shares are regularly traded on the [Nasdaq Capital Market/NYSE American] and if you are a holder of ADSs or Common Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Common Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Common Shares, including regarding distributions received on the ADSs or Common Shares and any gain realized on the disposition of the ADSs or Common Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Common Shares, then such ADSs or Common Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Common Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Common Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Common Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or our Common Shares when inherited from a decedent that was previously a holder of the ADSs or our Common Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or our Common Shares, or a mark-to-market election and ownership of those ADSs or Common Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or our Common Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Common Shares.

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You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Common Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Common Shares and proceeds from the sale, exchange or redemption of the ADSs or our Common Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or our Common Shares, subject to certain exceptions (including an exception for ADSs or Common Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Common Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

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UNDERWRITING

We expect to enter into an underwriting agreement with Benjamin Securities, Inc. and Prime Number Capital LLC (“Prime”), as representatives of the several underwriters named therein (the “Representatives”), with respect to the ADSs offered in this offering. The Representatives may retain other brokers or dealers to act as sub-agents on their behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by them. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the numbers of ADSs, each representing [●] Common Shares as indicated below.

Underwriters	Number of ADSs
Benjamin Securities, Inc.	[●]
Prime Number Capital LLC	[●]
Total	[●]

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the closing of this offering, permits the underwriters to purchase a maximum of [●] additional ADSs, representing an aggregate of [●] common shares, at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

Underwriting Discounts and Expenses

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the ADSs to the underwriters at the offering price of $[●] per ADS, which represents the public offering price of the ADSs set forth on the cover page of this prospectus less an 8% underwriting discount. The underwriters may allow and certain dealers may reallow a discount from the concession not in excess of $[●] per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representatives. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ADSs are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discounts(1)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

(1) Represents an underwriting discount equal to 8% per ADS.

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We have agreed to pay to the Representatives a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the ADSs.

We have advanced $100,000 to Prime upon the execution of our engagement letter with Prime. We will advance $100,000 to the Representatives upon the first confidential filing of this registration statement with the SEC. We have agreed to pay all reasonable, necessary, and accountable out-of-pocket expenses relating to this offering, including underwriter counsel fees, background check fees, and necessary travel expenses, provided that the actual accountable expenses of the Representatives shall not exceed $250,000. Any advance will be returned to us to the extent the Representatives’ out-of-pocket accountable expenses are not actually incurred, in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $[●], including a maximum aggregate reimbursement of $250,000 of the Representatives’ accountable expenses.

In addition, we agreed, during the engagement period of the Representatives, not to directly or indirectly offer any of our equity securities or solicit an offer to purchase any of our equity securities, or otherwise contact or enter into a discussion with any other party in connection with structuring, issuance, sale, arrangement, offering or purchase of our equity securities, other than through Representatives. We or the Representatives may at any time terminate their further participation in this offering for any reason whatsoever upon 10 days’ prior written notice to the other party, and we agree to reimburse the Representatives for their actual reasonable accountable out-of-pocket expenses, up to a maximum of $250,000, incurred prior to the termination, less any advance and amounts previously paid to the Representatives in reimbursement for such expenses; provided, however, that such fees shall be subject to FINRA Rule 5110(g)(5)(A) and shall not apply if and to the extent the Representatives have advised us of the Representatives’ inability or unwillingness to proceed with this offering.

Representatives’ Warrants

In addition, we have agreed to issue warrants (the “Representatives’ Warrants”) to the Representatives to purchase a number of ADSs equal to 5% of the total number of ADSs sold in this offering. Such warrants shall have an exercise price equal to 120% of the offering price of the ADSs sold in this offering. The ADSs underlying the Representatives’ Warrants may be purchased via cashless exercise, are exercisable six (6) months after the closing of the sales of this offering, and will be terminated five years thereafter. The Representatives’ Warrants and the underlying ADS will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(c). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Representatives’ Warrants nor any of our shares issued upon exercise of the Representatives’ Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of six (6) months immediately following the effective date of the registration statement of which this prospectus forms a part. In addition, unless all of the shares issuable upon exercise of the Representatives’ Warrant are included in an effective registration statement with a current prospectus, we have agreed to (i) a one-time demand registration of the ADSs underlying the Representatives’ Warrants at our expense and (ii) one additional demand registration of the ADSs underlying the Representatives’ Warrants at the expense of the holders of the Representatives’ Warrants, such demand rights expire five years from the commencement of sales of this offering. Unless all of the shares issuable upon exercise of the Representatives’ Warrant are included in an effective registration statement with a current prospectus, we have also agreed to unlimited “piggyback” registration rights at our expense for the term of the Representatives’ Warrants. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Representatives’ Warrants. The piggyback registration rights provided will not be for a period greater than seven years from the commencement of the sales of this offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the ADSs issuable upon exercise of the Representatives’ Warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of ADSs issuable upon exercise of the Representatives’ Warrants may be adjusted in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution or in the event of a future financing undertaken by us. The warrant exercise price and/or underlying shares may also be adjusted for issuances of ADSs at a price below the warrant exercise price.

Termination Fee

Subject to FINRA Rule 5110(g)(5)(B), if, within twelve (12) months of the termination of the engagement letter between the Representatives and the Company (except for termination for cause), the Company closes a transaction in which it (or any of its subsidiaries or immediate holding entity) sells common equity, depositary receipts, or shares (individually and collectively, the “Securities”) (including securities convertible into Securities or substantially similar securities), or any securities substantially similar thereto, in an offering that is similar to this offering, the Representatives shall be entitled to receive from us (i) a cash fee equal to seven percent (8%) of the aggregate gross proceeds of the offering, (ii) Representatives’ Warrants under the same terms as described under the section entitled “Underwriting—Representatives’ Warrants,”  (iii) a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the ADSs and (iv) accountable expenses commensurate with those received for this offering.

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Right of First Refusal

If, for the period beginning on the closing of this offering and ending twelve (12) months after the closing of the offering (the “ROFR Period”), the Company or any of its subsidiaries or successors engages in: (a) any equity, equity-linked, debt or mezzanine financing or other investment in the Company (including a secondary sale or offering by security holders effected with the Company’s assistance); (b) any tender offer or exchange offer for, debt, convertible debt securities; (c) any merger, consolidation, sale, transfer or other disposition of all or a material portion of the Company’s stocks or asset; or (d) restructuring transactions including, extraordinary dividend, stock repurchase, spin-off, etc. (each transaction, a “Subject Transaction”), the Representatives (or any affiliate designated by the Representatives) shall have the right of first refusal (“ROFR”) to act as lead or joint investment banker, lead or joint book-runner, and/or lead or joint placement agent with respect to such Subject Transaction provided however, that the ROFR shall be contingent upon the written agreement by the Representatives to participate in any Subject Transaction upon the terms and conditions which shall contain reasonable and customary fees for transactions of similar size and nature.

At any time within five (5) days after receipt of written notification of a proposed Subject Transaction (the “Offer Proposal”), the Representatives may, by giving written notice to the Company, elect to exercise their ROFR. The failure of the Representatives to give such notice within such five (5)-day period will be deemed an election not to exercise their ROFR. The Representatives’ failure to exercise their ROFR with respect to any particular Subject Transaction does not constitute the waiver of its preferential right relative to any future Subject Transaction during the ROFR Period.

Listing

We will apply to list the ADSs on the [Nasdaq Capital Market/NYSE American] under the symbol “PCLA.” The closing of this offering is conditioned upon [Nasdaq Capital Market/NYSE American]’s final approval of our listing application, and there is no guarantee or assurance that the ADSs will be approved for listing on [Nasdaq Capital Market/NYSE American].

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the date of the final prospectus, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of the ADSs or securities that are substantially similar to the ADSs, including any options or warrants to purchase the ADSs, or any securities that are convertible into or exchangeable for, or that represent the right to receive, the ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.

Furthermore, each of our directors, corporate auditors, and executive officers and certain of our existing shareholders have also entered into a similar lock-up agreement for a period of 180 days from the date of the final prospectus, subject to certain exceptions, with respect to the ADSs and securities that are substantially similar to the ADSs.

The Representatives have no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at their discretion. In determining whether to waive the terms of the lock-up agreements, the Representatives may base their decision on their assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

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Pricing of the Offering

Prior to this offering, there has been no public market for the ADSs. The initial public offering price of the ADSs will be negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the ADSs, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of the ADSs

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of the ADSs to selling group members for sale to their online brokerage account holders. The ADSs to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs. The underwriters may also sell ADSs in excess of the option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing the ADSs in this offering because such underwriter repurchases those ADSs in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, the ADSs in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of the ADSs at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on [Nasdaq Capital Market/NYSE American], in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the ADSs on [Nasdaq Capital Market/NYSE American] in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the ADSs and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients,” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The ADSs may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the Cayman Islands. The Representatives have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

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●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

●	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel. This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

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Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan. The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Kingdom. An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

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EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the [Nasdaq Capital Market/NYSE American] listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
[Nasdaq Capital Market/NYSE American] Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Other Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Transfer Agent Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ADSs sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Common Shares represented by the ADSs offered in this offering and certain other legal matters as to Japanese law will be passed upon for us by Todoroki Law Office. Winston & Strawn LLP is acting as counsel to the Representatives in connection with this offering.

EXPERTS

The consolidated financial statements for the fiscal years ended September 30, 2023 and 2022, included in this prospectus have been so included in reliance on the report of TAAD LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of TAAD LLP is located at 20955 Pathfinder Road, Suite 370, Diamond Bar, CA 91765.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, of which this prospectus forms a part, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Common Shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

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PICOCELA INC.

INDEX TO FINANCIAL STATEMENTS

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of PicoCELA Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PicoCELA Inc. (the “Company”) as of September 30, 2023 and 2022, and the related statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2023.

Diamond Bar, California

June 13, 2024

F-2

PICOCELA INC.

BALANCE SHEETS

(Japanese yen in thousands, except share data)

	September 30,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	¥427,967	¥263,100
Accounts receivable-trade, net	211,398	264,126
Related party receivable	56,072	7,379
Inventories	183,897	69,840
Advance payments	93,513	44,461
Prepaid expenses and other current assets	38,021	3,670
Total current assets	1,010,868	652,576
Property and equipment, net	19,808	7,331
Other intangible assets, net	11,937	16,156
Operating lease right-of-use assets	11,589	11,059
Deferred IPO costs	77,700	-
Other assets	17,310	13,389
Total assets	¥1,149,212	¥700,511
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥6,354	¥4,618
Contract liabilities - current	19,921	12,359
Current portion of borrowings	215,000	95,728
Operating lease liabilities - current	8,772	6,808
Accrued expenses and other current liabilities	116,626	86,980
Total current liabilities	366,673	206,493
Contract liabilities - non-current	58,249	17,896
Borrowings - net of current portion	26,276	4,616
Operating lease liabilities - non-current	2,023	3,586
Total liabilities	453,221	232,591
SHAREHOLDERS’ EQUITY:
Common shares, no par value; 9,254,333 shares authorized; 118,569 shares issued and outstanding at September 30, 2023; 9,321,000 shares authorized; 117,670 shares issued and outstanding at September 30, 2022	2,310	2,084
Class A preferred shares, no par value; 60,000 shares authorized; 60,000 shares issued and outstanding at September 30, 2023 and 2022	6,189	18,830
Class B preferred shares, no par value; 129,000 shares authorized; 126,000 shares issued and outstanding at September 30, 2023 and 2022	25,993	79,086
Class C preferred shares, no par value; 66,667 shares authorized; 56,998 shares issued and outstanding at September 30, 2023; Nil shares authorized; Nil shares issued and outstanding at September 30, 2022	140,501	-
Additional paid-in capital	2,243,745	1,456,711
Accumulated deficit	(1,722,747)	(1,088,791)
Total shareholders’ equity	695,991	467,920
Total liabilities and shareholders’ equity	¥1,149,212	¥700,511

See accompanying notes to the financial statements.

F-3

PICOCELA INC.

STATEMENTS OF OPERATIONS

(Japanese yen in thousands, except share and per share data)

	Years Ended September 30,
	2023	2022
Revenues:
Revenue from product	¥369,539	¥477,546
Revenue from SaaS, Maintenance and others	93,830	141,264
Revenue from product – related party	96,152	63,311
Total revenues	559,521	682,121
Cost of revenues and operating expenses:
Cost of product revenue	272,458	226,282
Cost of SaaS, Maintenance and others	17,632	18,533
Selling, general and administrative expenses	897,965	453,545
Total cost of revenues and operating expenses	1,188,055	698,360
Operating loss	(628,534)	(16,239)
Other income (expense):
Interest income	245	3,236
Foreign exchange gain (loss)	(4,230)	7,437
Other non-operating income (expenses)	(1,437)	386
Total other income (expense)	(5,422)	11,059
Net loss before tax	(633,956)	(5,180)

Income tax benefit (expense)	-	-

Net loss	¥(633,956)	¥(5,180)

Net loss per share attributable to shareholders of the Company
Basic	¥(5,370)	¥(44)
Diluted	¥(5,370)	¥(44)

Weighted average stocks outstanding
Basic	118,047	117,670
Diluted	118,047	117,670

See accompanying notes to the financial statements.

F-4

PICOCELA INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Japanese yen in thousands, except share data)

	Common shares		Class A preferred shares		Class B preferred shares		Class C preferred shares		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	Total
Balance, September 30, 2021	117,670	¥2,084	60,000	¥18,830	126,000	¥79,086	-	¥-	¥1,456,711	¥(1,083,611)	473,100
Net loss	-	-	-	-	-	-	-	-	-	(5,180)	(5,180)
Balance, September 30, 2022	117,670	2,084	60,000	18,830	126,000	79,086	-	-	1,456,711	(1,088,791)	¥467,920
Issuance of preferred C stock for cash	-	-	-	-	-	-	56,998	427,485	424,652	-	852,137
Issuance of common shares for cash	899	4,945	-	-	-	-	-	-	4,945	-	9,890
Capital reduction	-	(4,719)	-	(12,641)	-	(53,093)	-	(286,984)	357,437	-	-
Net loss	-	-	-	-	-	-	-	-	-	(633,956)	(633,956)
Balance, September 30, 2023	118,569	¥2,310	60,000	¥6,189	126,000	¥25,993	56,998	¥140,501	¥2,243,745	¥(1,722,747)	695,991

See accompanying notes to the financial statements.

F-5

PICOCELA INC.

STATEMENTS OF CASH FLOWS

(Japanese yen in thousands)

	Years Ended September 30,
	2023	2022
Cash flows from operating activities:
Net loss	¥(633,956)	¥(5,180)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,176	8,234
Loss on disposal of assets	43	-
Noncash operating lease expense	9,835	8,901
Changes in assets and liabilities:
Accounts receivable	52,728	(161,943)
Related party receivable	(48,693)	3,522
Inventories	(114,057)	30,139
Advance payments	(49,052)	(22,519)
Prepaid expenses and other current assets	(34,351)	4,418
Other assets	(3,921)	(4,288)
Accounts payable	1,736	(4,182)
Contract liabilities	47,915	16,215
Accrued expenses and other liabilities	29,646	20,325
Operating lease liabilities	(9,964)	(8,900)
Net cash used in operating activities	(739,915)	(115,258)
Cash flows from investing activities:
Purchases of property and equipment	(20,477)	(3,561)
Purchases of intangible assets	-	(11,886)
Net cash used in investing activities	(20,477)	(15,447)
Cash flows from financing activities:
Proceeds from borrowing	250,000	-
Payments on borrowing	(109,068)	(6,588)
Proceeds from common shares issuance	9,890	-
Proceeds from class C preferred shares issuance	852,137
Payments on deferred initial public offering costs	(77,700)	-
Net cash provided by (used in) financing activities	925,259	(6,588)
Net increase (decrease) in cash and cash equivalents	164,867	(137,293)
Cash and cash equivalents at beginning of year	263,100	400,393
Cash and cash equivalents at end of year	¥427,967	¥263,100
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	¥3,514	¥1,311
Income taxes	-	-
Non-cash activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	10,365	11,006

See accompanying notes to the financial statements.

F-6

PICOCELA INC.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

Organization and Description of the Business

PicoCELA Inc. (“PicoCELA”) (the “Company’’, “we’’, and “our”) is engaged in the manufacturing, installation, and services for enterprise wireless mesh solutions. PicoCELA backhaul engine (PBE) is a patented enterprise-grade wireless mesh technology which is used in cable-free connections in a variety of devices and equipment by customers across different industries, such as construction, industrial manufacturing, parks, malls, and various venues located in Japan. As of the date of this prospectus, we solely operate in Japan. The Company has PicoManager, a Cloud mesh network management service which helps managing and monitoring the connectivity of the wireless mesh Wi-Fi access points. The Company is focused on developing and providing technology that enables high density and cableless connections for mobile communications and information processing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and operates. The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and these differences could have a significant impact on the financial statements. The significant accounting estimates include impairment of inventory and property and equipment, loss contingencies, incentive compensation expenses, and income taxes.

Revenue Recognition

The Company recognizes revenue in accordance with ASC606, Revenue from Contracts with Customers (“ASC606”) for all periods presented. Consistent with the criteria of ASC606, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. The consumption tax that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied. The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the obligation, has discretion in establishing pricing and controls the promised goods before transferring those goods or services to customers.

F-7

The Company derives its revenues mainly from two sources: (1) Product equipment, and (2) SaaS, maintenance and others. All of the Company’s contracts with customers do not contain cancellable or refund-type provisions. The following is a description of the accounting policy for the principal revenue streams of the Company:

Product equipment

The Company generally sells the product based on market price plus a minor markup and sets the selling price per device based on cost plus margin. The Company does not offer discounts, price concessions, or right of return to the customers. Performance obligations are satisfied at the point in time when control of the product is transferred to the customer, which is generally the closing date on which title to and possession of the product or the completed installation and the risks and rewards of ownership are transferred to the customer. The Company bills customers (i) upon the execution of the contract and (ii) when control of the product is transferred to the customer, and customers generally pay within the same day of each billing.

SaaS, maintenance and others

The Company provides SaaS, maintenance and other services to the customers. The Company does not offer discounts or price concessions. The only performance obligation is to provide related services stated in the SaaS or maintenance agreements the Company entered into. Fees related to the services are billed and collected monthly. The revenue is recognized over the contract term of up to six years since the customers simultaneously receive and consume the benefits provided by the services over the contract period.

Disaggregation of Revenue

Revenue is disaggregated among product equipment and SaaS, maintenance and others.

Product (Software or Wi-Fi equipment): Sales of equipment or software product delivered to the customer for revenue include: “PCWL”, our mesh Wi-Fi devices with PBE installed. These products may be customized based on the customer needs. Revenue is recognized upon at a point in time when our performance obligation is complete and control and ownership of the equipment passes to the customer or upon customer acceptance of the product delivery. The contract to deliver a software or physical product equipment can be separated from a service agreement that can be provided to the customer. Customers typically purchase the equipment from the Company and can choose to use the Company’s service plan (i.e., maintenance and/or SaaS) or can have a qualified third party to perform the installation, management and maintenance services separately. The equipment and software are separate performance obligations because the equipment and software can be used separately from the SaaS and/or maintenance plans.

Platform Service (SaaS), Maintenance and others: we provide SaaS services through PicoManager (PM), which is our SaaS platform, and web-based configuration and management, activation and customer service, and asset management. We developed PM and manage is ourselves. SaaS platform’s term of use is that our customers use the service over the contract period, and revenue recognition is based on the subscription period. Revenue for maintenance service is recognized when service is rendered, and the retainer for such service is invoiced monthly.

The Company’s revenue, disaggregated by revenue stream for the fiscal years ended September 30, 2023 and 2022, was as follows (in thousands):

	For the Year Ended September 30,
	2023	2022
Product equipment	¥465,691	¥540,857
SaaS, Maintenance and others	93,830	141,264
Total revenues	¥559,521	¥682,121

Foreign Operations

The Company’s reporting and functional currency is the Japanese yen and the Company operates in Japan.

F-8

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Concentration of Credit Risk and Significant Vendors

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents at high-quality and accredited financial institutions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses of such amounts and management believes it is not exposed to any significant credit risk beyond the normal credit risk associated with its cash and cash equivalents.

There were 2 and 3 suppliers from whom the purchase individually represents greater than 10% of the total purchase of the Company for the years ended September 30, 2023 and 2022, respectively. As of September 30, 2023 and 2022, there were no accounts payable from those suppliers.

There were 4 and 5 customers from whom the revenue individually represents greater than 10% of the total revenues of the Company for years ended September 2023 and 2022, respectively. As of September 30, 2023 and 2022, accounts receivable from those customers accounted for 71% and 89% of the Company’s total accounts receivable, respectively.

Segment Reporting

ASC Topic 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM has been identified as the CEO, who primarily evaluate performance based on the sales results. Segment profitability is measured by net income. The Company only has one operating segment.

Cash and Cash Equivalents and Concentration of Credit Risk

Cash and cash equivalents are defined as cash on hand, demand deposits with financial institutions, and short-term liquid investments with an initial maturity date of three months or less. The Company maintains all of its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan, subject to certain limitations. The Company’s cash and cash equivalents accounts may exceed Japanese government insured limits, up to ¥10 million, from time to time and could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or diminished access to cash in its demand deposit accounts.

Accounts Receivable

The Company’s accounts receivable consists primarily of receivables from distributors of our products and direct customers, which were recorded in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The balance is presented net of an allowance for expected credit losses. The Company monitors the financial condition of its contractors and records the allowance for expected credit losses on receivables when it believes contractors are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses related to existing accounts receivable. As of September 30, 2023 and 2022, no allowance for expected credit losses related to accounts receivable were recorded.

F-9

Inventory

Inventories consist of finished goods, raw materials, and work in progress (“WIP”). Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case the affected inventory is written down to net realizable value. Inventories include the costs of finished goods, raw materials, work in progress, and direct overhead costs incurred related to the manufacturing. Indirect overhead costs are charged to selling, general, and administrative expenses as incurred. Inventories are carried at the lower of accumulated cost or net realizable value. The Company computes inventory cost on an average cost basis and adjusts for excess and obsolete inventories primarily based on future demand and market conditions, including product specific facts and circumstances that considers the Company’s customer base and an assessment of selling price in relation to product cost. Once written down, a new lower cost basis for that inventory is established.

Advance payments

Advancement payments represent payments made to certain vendors of raw materials in advance of receiving such raw materials. As of September 30, 2023 and 2022, advance payments were ¥93.5 million and ¥44.5 million, respectively.

Property and equipment, net

Property and equipment are measured using the cost model and is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property and equipment are as follows:

Property and equipment	Useful life/Depreciation period
Machinery and Equipment	5 - 10 years
Tools, Furniture and Fixtures	2 – 5 years

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of the asset being used in the Company’s operations, and (iii) estimated residual values. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no events or circumstances identified during the fiscal years ended September 30, 2023 and 2022 that required the Company to perform a quantitative impairment assessment. The Company’s assumptions about future conditions that are important to its assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available. There were no impairments of property, equipment and intangible assets during the fiscal years ended September 30, 2023 and 2022.

Other intangible assets, net

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets.

The estimated useful lives of other intangible assets are as follows:

Other intangible assets	Useful life/Depreciation period
Software	3 - 5 years
Trademark	10 years

F-10

Leases

Lessee accounting

The Company has leases classified as operating leases for corporate offices in Tokyo and Fukuoka in Japan and in Warsaw in Poland. Assets and liabilities associated with operating leases are included in operating lease right-of-use (“ROU”) assets operating lease liabilities in the Company’s balance sheets. ROU assets and related lease liabilities associated with operating leases are recognized at the commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

For leases with a term of 12 months or less, the Company makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

Modification to existing lease agreements, including changes to the lease term or payment amounts, are reviewed to determine whether they result in a separate contract. For modifications that do not result in a separate contract, management reviews the lease classification and re-measures the related ROU assets and lease liabilities at the effective date of the modification.

Lessor accounting

The Company enters into non-cancellable sales-type lease agreements for PCWL equipment with a renewal option. At the commencement date of the lease agreements, the Company derecognizes the carrying amount of the underlying assets and recognizes the net investment in the lease measured at the present value, discounted using the rate implicit in the lease, of the lease receivable and unguaranteed residual asset. Current portion of net investment in leases is included in accounts receivable-trade, net and the long-term portion of the net investment in the lease is included in other assets on the balance sheets.

The Company also recognizes selling profit or selling loss at the commencement date and interest income using the effective interest method over the lease term. Revenue from the sales-type leases is included in revenue from SaaS, maintenance and others and the corresponding cost is included in cost of SaaS, maintenance and others on the statements of operations. Interest income from the sales-type leases is included in interest income on the statements of operations.

Deferred IPO costs

Deferred IPO costs represent the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs are deferred and will be deducted from the proceeds of the IPO upon the completion of the IPO. Deferred IPO costs primary include professional fees related to the IPO. As of September 30, 2023 and 2022, the deferred IPO costs were ¥77.7 million and ¥0, respectively.

Warranty Cost

The Company provides a limited warranty for its products for one year. The Company’s standard warranty requires the Company or its subcontractors to repair or replace defective products during such warranty period at no cost to the customer. Warranty costs are charged to cost of sales as incurred due to immaterial warranty costs.

Contract Liabilities

Contract liabilities are amounts collected from customers with the execution of the sales contract. Contract liabilities represent advances received on contracts in progress and are recognized as revenue as we provide related services. In the event of contract default or termination, the customer deposit is forfeited and recognized as revenue.

The balances of contract liabilities were ¥78.2 million and ¥30.3 million, at September 30, 2023 and 2022, respectively. The Company recognized revenue of ¥12.4 million and ¥6.4 million for each of the years ended September 30, 2023 and 22 that were included in the opening balance of contract liabilities for the respective year.

Stock Based Compensation

The Company accounts for stock-based compensation awards in accordance with ASC Topic, “Compensation – Stock Compensation”. The cost of services received from employees and non-employees in exchange for awards without performance conditions is recognized in the statements of income based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period. The Company recognizes compensation cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved. The Company records forfeitures as they occur.

F-11

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of options in all periods, are included in the computation of diluted net income (loss) per share to the extent such shares are dilutive. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted net loss per share, as the inclusion of potential common shares would be anti-dilutive.

Cost of Sales

Cost of sales includes product costs, processing costs, and software costs of each product.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of directors’ compensations, salaries and allowances, bonuses, welfare expenses, recruitment expenses, travel expenses, advertising expenses, rent, taxes and duties, commission fees, depreciation and amortization, shipping and handling costs, research and development costs and others. Research and development costs incurred were ¥75.6 million and ¥40.6 million for the fiscal years ended September 30, 2023 and 2022, respectively.

Selling and Commission Costs

Sales commissions are paid and expensed based on products closed. Other selling costs are expensed in the period incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were ¥10.3 million and ¥11.2 million recorded as selling, general and administrative expenses in the Statements of Income for the fiscal years ended September 30, 2023 and 2022, respectively.

Income Taxes

Income taxes are computed in accordance with the provision of ASC Topic, 740, Income Taxes. Income taxes are accounted for on the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for all future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likelihood of being realized. Changes in recognition and measurement are reflected in the period in which the change in judgement occurs.

The Company recognizes deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

F-12

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In November, 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which improves the transparency of government assistance received by most business entities by requiring annual disclosures of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. The guidance is effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021, with early application permitted. The Company adopted this standard on October 1, 2022, and the adoption of this standard did not have any material impact on our financial statements.

New Accounting Pronouncements Not Yet Effective

The Company has reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on the Company’s financial statements.

3. SALES-TYPE LEASES AND NET INVESTMENT IN THE LEASE

For the fiscal years ended September 30, 2023, and 2022, the Company recorded revenue from the sales-type leases of ¥4,236 thousand and ¥3,024 thousand and the corresponding cost of ¥1,684 thousand and ¥1,314 thousand, respectively.

For the fiscal years ended September 30, 2023, and 2022, the Company recorded interest income of ¥3,743 thousand and ¥4,543 thousand, respectively.

The component of its aggregate net investment in leases is as follows (in thousands):

	For the Year Ended September 30,
	2023	2022
Lease receivable	¥12,225	¥14,103
Unguaranteed residual asset	-	-
Net investment in the lease	12,225	14,103
Current portion	(4,171)	(5,455)
Long-term portion	¥8,054	¥8,648

As of September 30, 2023, the annual aggregate maturities of lease payments under sales-type leases during each of the next five fiscal years were as follows (in thousands):

Year ending September 30:	Amount
2024	¥6,679
2025	5,341
2026	3,405
2027	1,095
2028	412
Total undiscounted lease payments	16,932
Less: lease amount representing interest	(4,707)
Net investment in the lease	¥12,225

F-13

4. INVENTORY

Inventories consist of finished goods, raw materials, and work in progress (“WIP”). WIP includes the cost of the developed product as well as all of the direct costs incurred to manufacture the product. The cost of the product is capitalized on an average cost basis.

Inventory consisted of the following as of September 30, 2023 and 2022 (in thousands):

	As of September 30,
	2023	2022
Raw materials	¥13,034	¥40,700
Work in progress	141,686	28,723
Finished goods	29,177	417
Total	¥183,897	¥69,840

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	As of September 30,
	2023	2022
Consumption tax receivable	¥27,373	¥-
Prepaid expenses	9,592	3,207
Others	1,056	463
Total	¥38,021	¥3,670

6. PROPERTY AND EQUIPMENT, NET

In the fiscal year ended September 30, 2023, the Company disposed of its property and equipment and incurred disposal loss of ¥43 thousand. The loss on disposal of assets was ¥0 thousand for the year ended September 30, 2022.

As of September 30, 2023 and 2022, property and equipment consisted of the following (in thousands):

		As of September 30,
	Useful Life (years)	2023	2022
Machinery and Equipment	5 - 10	¥2,565	¥2,565
Tools, Furniture, and Fixtures	2 - 5	49,845	29,541
Less: Accumulated depreciation		(32,602)	(24,775)
Property and equipment, net		¥19,808	¥7,331

The Company recorded depreciation expense on property and equipment of ¥8.0 million and ¥2.8 million for the fiscal years ended September 30, 2023 and 2022, respectively. The Company records depreciation expense in selling, general, and administrative expenses and cost of revenue on the statements of income.

7. OTHER INTANGIBLE ASSETS, NET

The components of intangible assets as of September 30, 2023 and 2022 are as follows (in thousands):

	As of September 30,
	2023	2022
Intangible assets subject to amortization:
Software	25,855	¥25,855
Trademark	500	500
Accumulated amortization	(14,418)	(10,199)
Net carrying amount	11,937	16,156

F-14

The aggregate amortization expense was ¥4.2 million and ¥5.4 million for the years ended September 30, 2023 and 2022, respectively. As of September 30, 2023 and 2022, the straight-line amortization period for internal-use software and trademarks was 3 to 5 years and 10 years, respectively. There was no impairment loss recognized on intangible assets for the years ended September 30, 2023 and 2022.

The estimated aggregate amortization expense for other intangible assets for the next five years and thereafter is as follows:

Thousands of Yen
Year ending September 30:
2024	¥3,654
2025	3,596
2026	3,540
2027	1,034
2028	50
Thereafter	63
Total	¥11,937

8. OTHER ASSETS

Other assets consist of the following (in thousands):

	As of September 30,
	2023	2022
Investment in the lease	¥8,054	¥8,648
Guarantee deposits(a)	5,971	1,601
Investment in security(b)	3,000	3,000
Prepaid expenses (non-current)	285	140
Total	¥17,310	¥13,389

(a) Guarantee deposits represent deposit paid to lessors in connection with lease agreements.

(b) Investment in security represents an investment in a non-public company for which fair value is not readily determinable. Investment in security is measured in accordance with ASC 321-10-35-2. No impairment has been recorded.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consisted of the following as of September 30, 2023 and 2022 (in thousands):

	As of September 30,
	2023	2022
Other Account Payable	¥56,488	¥32,929
Accrued Expenses	45,730	28,557
Accrued Vacation	6,156	4,608
Accrued Consumption Taxes (VAT)	-	18,438
Deposits Received	8,164	2,448
Others	88	-
Total	¥116,626	¥86,980

F-15

10. BORROWINGS

The Company’s borrowings are from financial institutions in Japan and used for working capital and other general corporate purposes. Debt issuance costs related to these borrowings are immaterial and expensed as incurred.

Borrowings consisted of the following as of September 30, 2023 (in thousands):

	Original Amount Borrowed	Loan Duration	Annual Interest Rate	Amount
Lender 1	¥20,000	6/1/2015-5/10/2025	1.90%	¥3,300
Lender 2	10,000	5/24/2019-5/24/2024	2.18%	1,316
Lender 3	90,000	5/19/2023-5/19/2024	1.90%	90,000
Lender 4	50,000	3/31/2023-3/31/2026	1.78%	41,660
Lender 5	90,000	2/24/2023-1/31/2024	2.70%	105,000
Aggregate outstanding principal balances				241,276
Less: current portion and short-term borrowings				(215,000)
Long-term portion of borrowings				¥26,276

Borrowings consisted of the following as of September 30, 2022 (in thousands):

	Original Amount Borrowed	Loan Duration	Annual Interest Rate	Amount
Lender 1	¥20,000	6/30/2015-5/10/2023	1.95%	¥1,720
Lender 2	20,000	6/1/2015-5/10/2025	1.90%	5,304
Lender 3	10,000	5/24/2019-5/24/2024	2.18%	3,320
Lender 4	90,000	5/19/2021-5/19/2023	1.48%	90,000
Aggregate outstanding principal balances				100,344
Less: current portion and short-term borrowings				(95,728)
Long-term portion of borrowings				¥4,616

The guaranty information for the Company’s outstanding borrowings consisted of the following as of September 30, 2023 and 2022 (in thousands):

	As of September 30,
	2023	2022
Current portion of borrowings
Guaranteed by CEO of the Company	¥20,000	¥5,728

Borrowings – net of current portion
Guaranteed by CEO of the Company	¥26,276	¥4,616

The Company has unpaid guaranty fees to the CEO of ¥0 million and ¥8.5 million in accrued expenses and other current liabilities account on the balance sheets as of September 30, 2023 and 2022, respectively. The Company recorded guaranty fees to the CEO of ¥1.4 million and ¥0 million in other non-operating income (expenses) on the statements of income for the fiscal years ended September 30, 2023 and 2022, respectively. During the fiscal year ended September 30, 2023, unpaid guaranty fees to the CEO of ¥9.9 million were swapped for 899 common shares.

As of September 30, 2023, the annual aggregate maturities of borrowing during each of the next five fiscal years were as follows (in thousands):

Amount
2024	¥215,000
2025	17,976
2026	8,300
2027	-
2028	-
Thereafter	-
Total borrowings	¥241,276

F-16

11. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with third parties, including vendors, customers, investors, and the Company’s directors and officers. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. The Company is subject to claims or proceedings from time to time relating to the products and other aspects of its product operations. Management believes that these claims include usual obligations incurred in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company’s financial position, results of operations or cash flows.

Borrowings

The Company has borrowings that are primarily made under general agreements. Refer to “Note 10. Borrowing” for information about future debt payments.

Legal Matters

From time to time in the normal course of business, the Company may be a party to various legal matters, such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended September 30, 2023 and 2022.

Lease Obligations

Operating Leases

The Company entered into non-cancellable operating lease agreements for corporate offices and recognized rent expenses on a straight-line basis over the term of the lease. None of the amounts disclosed below for these leases contain variable payments or residual value guarantees.

Operating lease cost included in selling, general and administrative expense in the Company’s statements of operations totaled ¥10.4 million and ¥9.1 million for the fiscal years ended September 30, 2023 and 2022, respectively. Weighted-average discount rate was 1.55% and 1.55% as of September 30, 2023 and 2022, respectively. Weighted-average remaining lease term was 1.2 years and 1.6 years as of September 30, 2023 and 2022, respectively. Cash paid for amounts included in the measurement of lease liabilities for operating leases during the fiscal years ended September 30, 2023 and 2022 was ¥10.4 million and ¥9.1 million, respectively. Lease liabilities arising from obtaining right-of-use assets during the fiscal years ended September 30, 2023 and 2022 were ¥10.4 million and ¥11.0 million, respectively. The Company does not have any significant lease contracts that have not yet commenced at September 30, 2023.

The following table (in thousands) presents the operating lease related assets and liabilities recorded on the Company’s balance sheets as of September 30, 2023 and 2022:

	September 30,
	2023	2022
Right-of-use assets - non current	¥11,589	¥11,059
Total operating lease assets	¥11,589	¥11,059

Operating lease liabilities - current	¥8,772	¥6,808
Operating lease liabilities – non-current	2,023	3,586
Total operating lease liabilities	¥10,795	¥10,394

F-17

The table below shows the future minimum payments under non-cancelable operating leases at September 30, 2023 (in thousands):

Year Ending September 30,	Operating Leases
2024	¥8,868
2025	2,032
2026	-
2027	-
2028	-
Thereafter	-
Total	10,900
Less: lease amount representing interest	(105)
Present value of lease liabilities	¥10,795

12. EQUITY

As of September 30, 2023 and 2022, the Company had 9,510,000 stocks authorized. Each holder of a common share is entitled to one vote for each share held as of the record date and is entitled to receive dividends, when, as and if declared by the shareholders’ meeting or the board of directors of the Company. The number of total common shares outstanding was 118,569 and 117,670 as of September 30, 2023 and 2022, respectively.

PicoCELA is subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Common shares

Under the Companies Act, issuances of common shares are required to be credited to the common shares account for at least 50% of the proceeds and to the additional paid-in capital account for the remaining amounts. As disclosed under 10. BORROWINGS, during the fiscal year ended September 30, 2023, 899 common shares were issued to the CEO in exchange for guarantees fees to the CEO of ¥9.9 million.

Class A preferred shares

In the event of distribution of residual assets upon dissolution of the Company, the Company shall pay to the Class A preferred shareholders as equally as to Class B and C preferred shareholders, prior to common shareholders, an amount equal to the contributed amount. At any time, Class A preferred shares are convertible into the Company’s common shares at a conversion price of ¥5,000 per share.

Class B preferred shares

In the event of distribution of residual assets upon dissolution of the Company, the Company shall pay to the Class B preferred shareholders as equally as to Class A and C preferred shareholders, prior to common shareholders, an amount equal to the contributed amount. At any time, Class B preferred shares are convertible into the Company’s common shares at a conversion price of ¥10,000 per share.

Class C preferred shares

In the event of distribution of residual assets upon dissolution of the Company, the Company shall pay to the Class C preferred shareholders as equally as to Class A and B preferred shareholders, prior to common shareholders, an amount equal to the contributed amount. At any time, Class C preferred shares are convertible into the Company’s common shares at a conversion price of ¥15,000 per share. During the fiscal year ended September 30, 2023, the Company issued Class C preferred shares of 56,998 in aggregate in exchange for ¥852,137 thousand.

Capital reduction

Under the Companies Act, the Company is allowed to transfer the amounts of common shares, additional paid-in capital, and accumulated deficit among the balances of these equity accounts under certain conditions upon resolution of the shareholders. On July 31, 2023, upon the resolution of the shareholders, a reduction in the amount of common shares, Class A preferred shares, Class B preferred shares and Class C preferred shares was approved in accordance with the Companies Act. As a result, common shares, Class A preferred shares, Class B preferred shares, and Class C preferred shares were reduced by ¥4.7 million, ¥12.6 million, ¥53.1 million, and ¥287.0 million, respectively, and transferred to additional paid-in capital increasing additional paid-in capital by ¥357.4 million in total.

F-18

Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon a resolution approved at the shareholders’ meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to the shareholders, subject to certain limitations and additional requirements. Semi-annual interim dividends may also be paid once a year upon a resolution approved by the board of directors, if the articles of incorporation of the company stipulate so. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stocks. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after the payment dividends must be maintained at the level that is not below ¥3 million.

Increases/decreases and transfer of common shares, reserve, and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of common shares. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reduced without limitation. The Companies Act also provides that common share, legal reserve, additional paid-in capital, other capital surplus and retained earnings may be transferred among the accounts under certain conditions upon resolution of the shareholders.

Treasury Stocks

The Companies Act also provides for companies to purchase treasury stocks and dispose of such treasury stocks by resolution of the board of directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.

13. STOCK BASED COMPENSATION

The Company has historically awarded stock options to various officers, employees and consultants of the Company to purchase common shares of the Company. During the years ended September 30, 2017 to 2019, the Company has issued four batches of stock options to acquire the equivalent of total 28,000 common shares of the Company. The options generally vest two years after the grant date and have a contractual term of ten years. The options are exercisable only after the Company successfully completes the IPO.

On May 31, 2023, the Company awarded options to purchase an aggregate of 3,000 and 5,629 common shares at an exercise price of ¥15,000 and ¥11,000 per common share, respectively, to various officers, directors and employees of the Company. The weighted-average grant-date fair value of the options was ¥377. The options vest on May 15, 2025, with the expiration date of May 14, 2033. The options may not be exercised until the Company completes IPO, which is not considered probable of occurring until the offering closes.

The table below summarized the stock option activities and related information for the fiscal years ended September 30, 2023 and 2022.

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
		(JPY)	(Years)
Outstanding as of October 1, 2021	16,400	2,524	7.44
Granted	-	-	-
Forfeited/cancelled	(3,200)	3,000	-
Exercised	-	-	-
Outstanding as of September 30, 2022	13,200	2,409	6.34
Granted	8,629	12,391	10.00
Forfeited/cancelled	(1,250)	4,600	-
Exercised	-	-	-
Outstanding as of September 30, 2023	20,579	6,461	7.08
Vested and exercisable as of September 30, 2023	-	-	-

F-19

The fair value of the stock options was estimated as of the date of grant using the binomial model with the assistance of a third-party valuation appraiser. The following table summarizes the significant assumptions used in the model to estimate the fair value of the stock options for the fiscal years ended September 30, 2023 and 2022.

	September 30,	September 30,
	2023	2022
Expected volatility	51.11%	-
Risk-free rate	0.455%	-
Dividend yield	0%	-
Exercise term	10 years	-

For the fiscal years ended September 30, 2023 and 2022, the Company did not recognize stock based compensation expense. As of September 30, 2023, the unrecognized stock-based compensation related to the unvested option was ¥7.0 million, which is expected to be recognized through May, 2025.

14. NET INCOME (LOSS) PER SHARE

During the fiscal years ended September 30, 2023 and 2022, the Company recorded a net loss. Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The Company has not included the effects of options on diluted net loss per share because to do so would be antidilutive.

The table below shows the computation of basic and diluted net loss per share for the fiscal years ended September 30, 2023 and 2022 (in thousands except per share data):

	September 30,	September 30,
	2023	2022
Numerator:
Net loss attributable to common shareholders	¥(633,956)	¥(5,180)
Denominator:
Weighted average number of common shares outstanding, basic and diluted	118,047	117,670
Basic and diluted net loss per share	¥(5,370)	¥(44)
Antidilutive shares excluded from computation of net loss per share	-	3,000

15. INCOME TAXES

The Company’s income tax benefit differs from the expected benefit from applying the national, prefectural, and municipal government rate of 30.62% for the fiscal year ended September 30, 2023, and 33.58% for the fiscal year ended September 30, 2022 due to a change in the Company’s valuation allowance. The Company has an effective tax rate of 0% due to its taxable losses and valuation allowance position.

The components of income tax expenses were as follows as of September 30, 2023 and 2022 (in thousands):

For the Fiscal Year Ended September 30,
	2023	2022
Current	¥-	¥-
Deferred	-	-
Total	¥-	¥-

A reconciliation of income tax expenses to the amount of income tax benefit at the statutory rate in Japan for the fiscal years ended September 30, 2023 and 2022 is as follows:

	For the Fiscal Year Ended September 30,
	2023	2022
Statutory tax rate	30.62%	33.58%
Deductions and other adjustments	2.91%	(12.98)%
Valuation Allowance	(33.53)%	(20.60)%
Effective tax rate	0%	0%

F-20

The statutory tax rate in effect for the fiscal year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

The primary components of deferred tax assets and liabilities were as follows as of September 30, 2023 and 2022 (in thousands):

	As of September 30,
	2023	2022
Deferred tax assets:
Inventories	¥104	¥100
Net Operating Loss	535,241	366,201
Leases	1,193	771
Other	140	103
Total deferred tax assets	536,678	367,175
Less: valuation Allowance	(536,672)	(355,417)
Deferred tax assets, net of valuation allowance	6	11,758

Deferred tax liabilities:
Other	(6)	(11,758)
Total deferred tax liabilities	(6)	(11,758)
Net deferred tax asset	¥-	¥-

As of September 30, 2023 and September 30, 2022, the Company has net operating loss carryforwards in Japan of approximately ¥1,748 million and ¥1,091 million, respectively, which can be carried forward to offset future taxable income.

The Company has recorded a valuation allowance against the net deferred tax assets as management believes that it is more likely than not that the future benefit from the deferred tax assets will not be realized in full. Management evaluates, on an annual basis, whether the realization of the Company’s deferred tax assets are more likely than not to be realized. The valuation allowance increased by approximately ¥181 million for the fiscal year ended September 30, 2023.

16. FAIR VALUE DISCLOSURES

ASC Topic 820, Fair Value Measurements (ASC 820), defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that differs from the transaction price or market price of the asset or liability.

ASC 820 provides a framework for measuring fair value under U.S. GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are summarized as follows:

Level 1 – Fair value is based on quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair value is determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities, or quoted prices in markets that are not active.

Level 3 – Fair value is determined using one or more significant inputs that are unobservable in active markets at the measurement date, such as a pricing model, discounted cash flow, or similar technique.

F-21

The Company utilizes fair value measurements to account for certain items and account balances within the financial statements. Fair value measurements may also be utilized on a non-recurring basis, such as for the impairment of long-lived assets. The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. The Company’s Level 1 assets consist of cash and cash equivalents in the accompanying balance sheets. The carrying value of the Company’s long-term borrowing approximates fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of September 30, 2023 and 2022, the Company did not have any assets or liabilities measured at fair value classified as Level 2 or Level 3.

The Company held investment in non-marketable securities of ¥3 million and ¥3 million as of September 30, 2023 and 2022, respectively.

17. RELATED PARTY TRANSACTIONS

During the fiscal year ended September 30, 2023, EXEO Group, Inc., a multinational radio and telecommunication device distributor, became a holder of more than 5% of the Company’s outstanding share capital. EXEO Group purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of ¥60,011 thousand. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from EXEO Group, Inc. as of September 30, 2023 was ¥48,044 thousand.

During the fiscal years ended September 30, 2023 and 2022, SHIMIZU CORPORATION, a holder of more than 5% of the Company’s outstanding share capital and a multinational construction company, purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of ¥189 thousand and ¥21,735 thousand, respectively. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from SHIMIZU CORPORATION as of September 30, 2023 and 2022 were ¥165 thousand and nil, respectively.

During the fiscal years ended September 30, 2023 and 2022, Sojitz Corporation, a holder of more than 5% of the Company’s outstanding share capital and a multinational trading company, purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of nil and ¥28 thousand, respectively. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The Company had no account receivable balance from Sojitz Corporation as of September 30, 2023 and 2022.

During the fiscal year ended September 30, 2023 and 2022, KAGA ELECTRONICS CO., LTD., a holder of more than 5% of the Company’s outstanding share capital during the year and a multinational electronics wholesaler, purchased mesh Wi-Fi access points PCWL devices from the Company for a total amount of ¥35,952 thousand and ¥41,547 thousand, respectively. The Company’s sale was in the arm’s length transaction, and the sale price was based on the price lists distributed to other third-party distributors. The account receivable balance from KAGA ELECTRONICS CO., LTD. as of September 30, 2023 and 2022 was ¥7,863 thousand and ¥7,379 thousand, respectively.

During the fiscal year ended September 30, 2023, Hiroshi Furukawa, the Company’s CEO and Representative Director, extended his personal guarantee to the Company on its 3-year bank loan of ¥50,000 thousand extended on March 31, 2023, and the Company paid him ¥1,371 thousand for guarantee fees. The Company also paid him the past unpaid guarantee fees and accrued interest of ¥8,513 thousand arising from the past personal loans and guarantee transactions from 2012 through 2019.

18. CONSULTING AGREEMENT

On March 31, 2023, the Company entered into a consulting and services agreement with Spirit Advisors LLC (“Spirit Advisors”). Pursuant to the agreement, the Company agreed to compensate Spirit Advisors with warrants, which will be granted and be exercisable upon completion of the proposed IPO for the period of 10 years to purchase 3% of the fully diluted share capital of the Company at the time of the IPO for an exercise price per share of US$0.01, subject to adjustments as set forth in the warrant, for professional services to be provided by Spirit Advisors in connection with the IPO.

19. SUBSEQUENT EVENTS

On October 16, 2023, the Company entered into convertible bond agreements for the aggregate amount of ¥300 million at par with two third party investors. The convertible bonds bear interest of 10% per annum and mature on October 15, 2024. The bonds are convertible for common shares between November 30, 2023 and October 15, 2024 at a conversion price of ¥5,755 per common share.

On January 25, 2024, at the Extraordinary Shareholders Meeting, the Company’s shareholders approved a resolution to change the number of authorized common shares from 9,254,333 to 9,187,666 shares and the number of authorized Class C preferred shares from 66,667 to 133,334 shares.

On March 29, 2024, the Company entered into a three-year borrowing agreement with bank for the principal amount of ¥40 million with the interest rate of 1.775% per annum with maturity on March 29, 2027. The borrowing was guaranteed by the CEO, to whom the Company agreed to pay ¥792 thousand for guaranty fees.

On April 25, 2024, the Company issued additional Class C preferred shares in total of 9,337 shares to six third-party investors for total proceeds of ￥140,055 thousand.

The Company has evaluated subsequent events after the balance sheet date through June 13, 2024, the date the financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the balance sheet date other than the event disclosed above that require both recognition and disclosure in the financial statements.

F-22

Until [●], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[●] AMERICAN DEPOSITARY SHARES

PicoCELA Inc.

Prospectus dated              , 2024

[●]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article 330 of the Companies Act makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors. Section 10 of the Civil Code, among other things, provides in effect that:

(1)	Any director of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

(2)	If a director of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor and interest thereon after the date of payment from such company;

(3)	If a director has assumed an obligation necessary for the management of the affairs of a company entrusted to him, he may require such company to perform it in his place or, if it is not due, to furnish adequate security; and

(4)	If a director, without any fault on his part, sustains damage through the management of the affairs of a company entrusted to him, he may demand compensation therefor from such company.

Pursuant to Article 427, paragraph 1 of the Companies Act and our articles of incorporation, we may enter into an agreement with each of our non-executive directors providing that such director’s liability for damages to us shall be limited to minimum liability amount stipulated in laws and regulations, provided that such director has acted in good faith and without gross negligence.

Further, pursuant to Article 426, paragraph 1 of the Companies Act and our articles of incorporation, we may, by resolution of the board of directors, release any of our directors from liability for damages to us, provided that such director has acted in good faith and without gross negligence to the extent permitted by applicable laws and regulations.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On January 13, 2023, we issued 6,667 Class C preferred shares, representing 7,200 Common Shares, to NISHIO HOLDINGS CO., LTD (TYO: 9699, changed company name from Nishio Rent All Co., Ltd. on April 1, 2023) for a consideration of JPY100,005 thousand ($669 thousand).

On March 17, 2023, we issued 6,666 Class C preferred shares representing 7,199 Common Shares, to SHIMIZU CORPORATION for a consideration of JPY99,990 thousand ($669 thousand).

On March 31, 2023, we issued 7,000 Class C preferred shares to TAISEI CORPORATION, representing 7,559 Common Shares, for a consideration of JPY105,000 thousand ($703 thousand), and 26,666 Class C Preferred Shares, representing 28,797 Common Shares, to EXEO Group, Inc. for a consideration of JPY399,990 thousand ($2,676 thousand).

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On September 25, 2023, we issued 3,333 Class C preferred shares, representing 3,599 Common Shares, to Hirofumi Watanabe for a consideration of JPY49,995 thousand ($335 thousand).

On September 29, 2023, we issued 6,666 Class C preferred shares, representing 7,199 Common Shares, to NISHIMATSU CONSTRUCTION CO., LTD. (TYO: 1820) for a consideration of JPY99,990 thousand ($669 thousand).

On April 25, 2024, we issued (i) 1,335 Class C preferred shares, representing 1,335 Common Shares, to K Sprinter Co. Ltd. for a consideration of JPY20,025 thousand ($134 thousand); (ii) 3,350 Class C preferred shares, representing 3,350 Common Shares, to YAMATODA Co. Ltd. for a consideration of JPY50,250 thousand ($336 thousand); (iii) 1,335 Class C preferred shares, representing 1,335 Common Shares, to STAYER Holdings Inc. for a consideration of JPY20,025 thousand ($134 thousand); (iv) 2,000 Class C preferred shares, representing 2,000 Common Shares, to Yoshihiro Hongo for a consideration of JPY30,000 thousand ($2001 thousand); (v) 650 Class C preferred shares, representing 650 Common Shares, to Kenta Kimura for a consideration of JPY9,750 thousand ($65 thousand); and (vi) 667 Class C preferred shares, representing 667 Common Shares, to Time Style Co. Ltd. for a consideration of JPY10,005 thousand ($67 thousand).

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

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ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement

3.1*	Articles of Incorporation of the Registrant (English translation)

4.1*	Form of American Depositary Receipt (included in Exhibit 4.2)

4.2*	Form of Deposit Agreement among the Registrant, [●], as depositary, and the owners and holders of ADSs issued thereunder

5.1*	Opinion of Todoroki Law Office regarding the validity of the Common Shares being registered

10.1*	Original Design & Manufacturing Services Agreement by and between Compex Systems Pte Ltd and the Registrant dated June 17, 2022

10.2*	English translation of the Basic Sales Agreement by and between Kaga (Taiwan) Electronics Co., Ltd. and the Registrant dated December 17, 2018

10.3*	The Agreement by and between SolidRun Ltd. and the Registrant dated April 1, 2018

10.4*	English translation of the form of Framework Agreement by and between certain customers and the Registrant (applicable to Customer A, B, C, and D)

10.5*	English translation of the form of Basic Transaction Agreement by and between Customer E and the Registrant

10.6*	English translation of the form of Software License Agreement by and between Customer F and the Registrant

10.7*	Consulting and Services Agreement dated March 31, 2023, by and between the Registrant and Spirit Advisors LLC

10.8*	English translation of the License Agreement by and between Kyushu University and the Registrant dated April 1, 2014, the amendment dated February 28, 2022, and the latest memorandum of renewing the license until March 31, 2025

10.9*	English translation of the Lease Agreement by and between SANO CORPORATION and the Registrant dated July 7, 2022

10.10*	English translation of the Lease Agreement by and between SANO CORPORATION and the Registrant dated June 12, 2023

10.11*	English translation of the Lease Agreement by and between Handa Hiroyuki and the Registrant dated February 14, 2024

10.12*	English translation of the Lease Agreement by and between Fukuoka Research Park Corporation and the Registrant dated January 31, 2023

10.13*	English translation of the Lease Agreement by and between NOBEL.PRO Limited liability company and the Registrant dated December 1, 2022

10.14*	English translation of the form of the Stock Option Agreement by and between the Registrant and the awarded officers, directors, and employees

10.15*	English translation of the Convertible Bond Agreement by and between the Registrant and MCC Venture Capital Limited Liability Company dated October 6, 2023

10.16*	English translation of the Convertible Bond Agreement by and between the Registrant and You Planning Limited Liability Company dated October 6, 2023

23.1*	Consent of TAAD LLP

23.2*	Consent of Todoroki Law Office (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page)

99.1*	Charter of Corporate Ethics and Conduct of the Registrant

107*	Filing Fee Table

*	To be filed by amendment

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, on [  ], 2024.

PicoCELA Inc.

By:
Hiroshi Furukawa
Chief Executive Officer
And Representative Director (Principal Executive Officer)

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints Hiroshi Furukawa as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of securities of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such securities, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer
	and Representative Director	[ ], 2024
Name: Hiroshi Furukawa	(Principal Executive Officer)

Chief Financial Officer and Director
Name: Hideaki Horikiri	(Principal Accounting and Financial Officer)	[ ], 2024

Name: Nobuhisa Itoh	Director	[ ], 2024

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in [●] on [●], 2024.

[●]

Authorized U.S. Representative

By:
Name:
Title:

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